Filed Pursuant to Rule 424(b)(4)

Registration No. 333-128581

1,300,000 American Depositary Shares

Representing 19,500,000 Ordinary Shares

U.S.$24.16 per ADS

Pharmaxis Ltd, an Australian public limited liability company, is offering 19,500,000 shares of its ordinary shares in the form of 1,300,000 American depositary shares, or ADSs. Each ADS represents 15 ordinary shares. The ADSs are evidenced by American depositary receipts, or ADRs. Our ordinary shares are quoted on the Australian Stock Exchange under the symbol “PXS” and our ADSs are quoted on the Nasdaq National Market under the symbol “PXSL.” On November 4, 2005, the closing price of our ordinary shares on the Australian Stock Exchange was A$2.37 per share, and on November 3, 2005, the closing price of our ADSs on the Nasdaq National Market was U.S.$25.60 per ADS.

Investing in our ADSs involves risks. See “ Risk Factors” beginning on page 9.

	Per ADS	Total
Public offering price	U.S.$24.1600	U.S.$31,408,000
Underwriting discount	U.S.$ 1.6912	U.S.$ 2,198,560
Proceeds, before expenses, to Pharmaxis Ltd	U.S.$22.4688	U.S.$29,209,440

The selling shareholders have granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of 195,000 additional ADSs, representing 2,925,000 ordinary shares, at the public offering price from the selling shareholders within 30 days following the date of this prospectus to cover over-allotments. We will not receive any proceeds from the sale of shares by the selling shareholders.

Concurrently with this offering, we are offering 19,900,000 ordinary shares pursuant to a placement to non-U.S. qualified institutional and sophisticated investors conducted primarily in Australia.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs evidenced by ADRs against payment in U.S. dollars in New York, New York on November 10, 2005.

CIBC World Markets

JMP Securities

The date of this prospectus is November 7, 2005.

This prospectus contains translations of certain Australian dollar amounts into U.S. dollars, and vice versa, at specified rates solely for the convenience of the reader. Unless otherwise specified, all translations from Australian dollars to U.S. dollars, and vice versa, in this prospectus were made at the noon buying rate in the City of New York for cable transfers of Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2005, which was A$1.00 to U.S.$0.7618. We make no representation that the Australian dollar or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Australian dollars, as the case may be, at any particular rate or at all. On November 7, 2005, the noon buying rate in the City of New York for cable transfers of Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York was A$1.00 to U.S.$0.7322.

Prospectus Summary

This summary highlights information contained in other parts of this prospectus. Because it is a summary, it does not contain all of the information you should consider before deciding to invest in our ordinary shares or ADSs. You should read this entire prospectus carefully.

Our Company

We are an Australian specialty pharmaceutical company focused on the development of new products for the management and treatment of chronic respiratory and inflammatory/autoimmune diseases. We are developing Aridol, our lead product candidate, as a novel tool to assist the diagnosis of asthma and management of asthma and Chronic Obstructive Pulmonary Disease, or COPD. The Aridol test mimics the bronchoconstriction that occurs in inflamed airways during asthma episodes and may be used to identify people who have airway hyperresponsiveness, a hallmark of untreated or poorly controlled asthma. Aridol may also be used to determine the appropriate doses of anti-inflammatory medicine such as inhaled corticosteroids. We recently completed a pivotal Phase III clinical trial to determine the selectivity and specificity of Aridol as a test for the detection of airway inflammation in patients diagnosed with asthma. Based on results from this study, we have applied for marketing authorization in Australia and through a contract research organization in Sweden, to be followed by the other countries in the European Union, or E.U., under the mutual recognition procedure, and later this year we plan to initiate a pivotal Phase III trial of Aridol in the U.S. We are also developing Bronchitol, our proprietary inhaled dry powder mannitol formulation, for the treatment of cystic fibrosis, or CF, as well as COPD, an umbrella term for diseases such as bronchiectasis and chronic bronchitis. We recently completed a Phase II clinical trial of Bronchitol in patients with CF and demonstrated a statistically significant improvement in lung function relative to placebo over a two week treatment period. We have also completed a Phase II clinical trial of Bronchitol in bronchiectasis patients and demonstrated clinically meaningful increases in patients’ quality of life relative to placebo. We plan to conduct Phase III clinical trials of Bronchitol for the treatment of CF and for bronchiectasis. Our preclinical pipeline is focused on novel treatments for other inflammatory/autoimmune diseases, including rheumatoid arthritis and multiple sclerosis.

Aridol

Asthma is a chronic inflammatory disease of the lungs where the airways narrow in response to a variety of stimuli. Physicians do not currently have rapid, accurate, safe and inexpensive tests to evaluate the presence or severity of this disease. Aridol is a proprietary dry powder formulation of mannitol, delivered to the lungs through an inhaler. Mannitol is an osmotic agent which causes the release of certain mediators from inflammatory cells, which in turn cause a bronchoconstriction. This process mimics the changes that occur in the airways during exercise. Asthma patients who are not receiving adequate doses of anti-inflammatory medicine, such as an inhaled corticosteroid, experience airway narrowing and a drop in lung capacity when given the Aridol test. In contrast, healthy people or well-controlled asthma patients do not typically experience this narrowing and reduction in lung capacity.

We recently completed a 12 center, 646 patient, Phase III clinical trial of Aridol to identify airway hyperresponsiveness in asthmatic patients. This trial included asthmatic patients who were currently treating their disease, patients with symptoms suggestive of asthma but without a clinical diagnosis, and healthy volunteers, including both children and adults. The primary endpoint was a comparison of the sensitivity and specificity of Aridol to that for an unapproved test, hypertonic saline, which is widely used in Australia. A secondary endpoint was a comparison of the sensitivity and specificity of Aridol to that of physician diagnosis. Sensitivity is a measure of the percentage of people correctly identified as having airway hyperresponsiveness by the test. Specificity is a measure of the percentage of people correctly identified as lacking airway hyperresponsiveness.

In this trial, sensitivity of Aridol against hypertonic saline was 81%, and specificity was 87%. This means that 81% of patients identified as having airway hyperresponsiveness by the hypertonic saline test were also identified as positive by the Aridol test and 87% of patients classified as lacking airway hyperresponsiveness were also identified as negative by Aridol. Conversely, the sensitivity of hypertonic saline against Aridol was 88%, and specificity was 79%. These numbers indicate good agreement between the two tests (p<0.01).

In comparison to physician diagnosis, Aridol had a sensitivity of 58%, and specificity was 95%. Significantly, of the 42% of patients identified as asthmatic by physician diagnosis, but lacking airway hyperresponsiveness as determined by Aridol, 85% were using inhaled corticosteroids at the time of the clinical trial. When the subjects who were Aridol negative and were using inhaled corticosteroids were removed from the analysis versus physician diagnosis, sensitivity was 89% and specificity was 95%. The increase in sensitivity underscores the utility of Aridol in managing patients on inhaled corticosteroid medication.

We have filed a marketing authorization application through a contract research organization for Aridol for the identification of asthma with the Swedish Medical Products Agency in May 2005 as our entry to the mutual recognition procedure in the E.U. The Australian application for marketing authorization was submitted to the Therapeutic Goods Administration, or the TGA, in January 2005. We believe that we could receive Australian and European regulatory authorizations to market Aridol during the first half of 2006. Currently, we intend to establish marketing partnerships in select territories for this product. We are supporting a number of investigator-sponsored trials to provide the basis for a rapid uptake of Aridol in the marketplace.

Based on discussions with the U.S. Food and Drug Administration, or the FDA, we are undertaking a Phase III clinical trial comparing Aridol with methacholine and exercise challenge in patients with suspected asthma. The primary endpoint will be to compare the sensitivity and specificity of Aridol to identify exercise-induced bronchoconstriction. We expect to initiate this trial in late 2005, with results due the first half of 2006.

Bronchitol

We are developing Bronchitol, our proprietary inhaled mannitol formulation, for the treatment of chronic obstructive lung diseases, including CF, bronchiectasis and chronic bronchitis. We manufacture mannitol into a dry respirable powder and incorporate it into a capsule. The compound is delivered to a patient’s lungs via a pocket-sized inhaler. Based on the results from two recently completed studies, we plan to initiate a pivotal Phase III clinical trial of Bronchitol for the treatment of bronchiectasis, the first of two planned for this indication, during the fourth quarter of 2005 or the first quarter of 2006, and pivotal Phase III clinical trials for cystic fibrosis during the first half of 2006. The FDA has granted Orphan Drug designation to Bronchitol for the treatment of both bronchiectasis and CF for patients at risk for developing bronchiectasis.

Bronchitol for CF

CF is an inherited, progressive and fatal disease. The lungs of CF patients produce copious amounts of thick, tenacious secretions which are not cleared effectively by the lungs. This inevitably results in airway obstruction and bacterial infection, leading to progressive lung deterioration, and eventually respiratory failure, the primary cause of death in adult CF patients.

In August 2005, we announced topline results from a Phase II clinical trial involving 39 patients with CF. The primary endpoint was change in Forced Expiratory Volume in 1 second, known as FEV1. This is a quantitative measure of the volume of air a patient can exhale in one second, and is the most frequently used measure of the degree of airway obstruction. In this trial, Bronchitol had a positive impact on lung function. Patients who received Bronchitol had a 7% improvement in FEV1 as compared to placebo (p=0.008). Furthermore, there was a statistically significant improvement in other measures of lung function. Respiratory symptoms determined from a Likert scale self assessment after Bronchitol treatment were significantly improved as compared to placebo (p<0.02).

Later this year, we plan to start a Phase II clinical trial to compare the effect on lung function of Bronchitol and Pulmozyme to either drug alone. We also plan to start a dose-ranging Phase II trial this year, to determine optimal dosing for Phase III clinical trials. Finally, based on the outcome of these trials, in 2006 we plan to initiate the first pivotal Phase III clinical trial to provide the basis for applications for marketing authorization.

Bronchitol for Bronchiectasis

In bronchiectasis, the bronchial tubes become enlarged and distended, and the lungs do not clear mucus as they normally do. This predisposes the lung to infections. The body repairs damaged lung tissue by forming tough, fibrous material, which leads to reduced lung function, lower lung efficiency, changes of the organization of blood vessels and increased blood flow through the lungs. These changes impair normal lung function and can ultimately lead to heart failure. Recurrent lung infections commonly reduce patients’ quality of life and progressive respiratory insufficiency is the most common cause of death from this disease.

We recently completed a proof of concept Phase II clinical trial of Bronchitol in 60 bronchiectasis patients. Patients received 400 mg of Bronchitol or placebo, twice a day for 14 days. In this trial, we saw statistically significant changes in several endpoints versus patient baseline, as well as statistically significant effects in the 75% of patients in this trial with the most serious problems with normal clearance of lung mucus. For other endpoints, we saw effects ranging from strong trends to modest or no effect. We are currently evaluating the most appropriate control for Bronchitol clinical trials in bronchiectasis. No therapies to enhance mucus clearance in bronchiectasis patients have been approved in over 20 years in the U.S. Accordingly, we are currently in discussions with the FDA regarding appropriate primary endpoints for a pivotal clinical trial program. We intend to commence our first pivotal Phase III trial in Australia and Europe during the fourth quarter of 2005 or first quarter of 2006, and a second pivotal Phase III trial in the U.S. in mid-2006.

Preclinical Programs

We currently conduct an active research program designed to prevent the inappropriate migration of immune cells from blood to surrounding tissue. Our lead compounds in this program are PXS25 and PXS64, an analogue of PXS25 that is orally available in our preclinical studies. Our preclinical studies indicate that PXS25 prevents immune cell migration and is effective in animal models of multiple sclerosis and rheumatoid arthritis. We are currently developing PXS64 as an oral treatment for acute exacerbations of multiple sclerosis, and are evaluating its potential in other inflammatory/autoimmune diseases such as irritable bowel disease, lupus and psoriasis.

We are developing PXS2076 for the treatment of rheumatoid arthritis. PXS2076 is an orally-available, selective agonist of the cannabinoid-2, or CB2, receptor. This receptor has been so named as it belongs to a family of cell surface receptors that are activated by chemicals found in the cannabis plant. The CB2 receptor is found predominantly on inflammatory cells where its activation can prevent the release of inflammatory proteins that cause much of the tissue damage resulting from inflammation. In 2000, researchers from University College, London published a paper in Nature which demonstrated that activation of CB2 receptors reduced multiple sclerosis symptoms, such as tremor and spasticity, in an animal model of the disease.

Risks

Our business is subject to a number of risks, which you should be aware of before making an investment decision. These risks are discussed more fully in “Risk Factors.” For example, we do not currently have, and may never have, any products that generate revenues, and we will not become profitable if our initial product candidates are unsuccessful in clinical trials or we are unable to obtain regulatory approvals. We are subject to numerous other risks, including dependence on third-party manufacturers and suppliers, the need to complete the establishment of our sales and marketing organization, market acceptance of our product candidates, protection of our intellectual property rights and competition.

Australian Placement

Concurrently with this offering, we are offering 19,900,000 ordinary shares pursuant to a placement to non-U.S. institutional and sophisticated investors conducted primarily in Australia, or the Australian Placement. We entered into a placement agreement with Wilson HTM Corporate Finance Ltd for the sale of 19,900,000 of our ordinary shares at an offering price equal to the offering price to the public set forth on the cover page of this prospectus divided by 15 with the exchange rate calculated based upon the noon buying rate in the City of New York as determined by the Federal Reserve Bank of New York on November 7, 2005, or A$2.20 per ordinary share (or U.S.$1.61 per ordinary share).

It is not a condition of the closing of this offering that any ordinary shares be sold pursuant to the Australian Placement, and it is not a condition of the closing of the Australian Placement that any ADSs be sold pursuant to this offering.

Corporate Information

We are a public limited liability company domiciled in Australia and operate under, and are subject to, the Corporations Act 2001 (Commonwealth of Australia).

We were incorporated on May 29, 1998 in the Australian Capital Territory, Australia under the name “Praxis Pharmaceuticals Australia Pty Ltd.” On June 6, 2002, we changed our name from “Praxis Pharmaceuticals Australia Pty Ltd” to “Pharmaxis Pty Ltd.” On September 5, 2003, we changed our name from “Pharmaxis Pty Ltd” to “Pharmaxis Ltd” in anticipation of our initial public offering in Australia which closed in November 2003. Our ordinary shares are currently quoted on the Australian Stock Exchange. Our ADSs have been quoted on the Nasdaq National Market since August 29, 2005.

Our Australian company number is ACN 082 811 630 and our Australian business number is ABN 75 082 811 630. Our principal executive offices are located at Unit 2, 10 Rodborough Road, Frenchs Forest, NSW 2086, Australia, and our telephone number is +61 2 9454 7200. We also maintain a web site at www.pharmaxis.com.au. The information contained in, or that can be accessed through, our web site is not part of this prospectus.

The terms “Pharmaxis,” “we,” “us” and “our” mean Pharmaxis Ltd.

The Offering

ADSs we are offering	1,300,000 ADSs, representing 19,500,000 ordinary shares

Number of ordinary shares

outstanding immediately after this

offering and the Australian

Placement	174,382,092 ordinary shares, or the equivalent of 11,625,472 ADSs

Number of ordinary shares

outstanding immediately after this

offering without giving effect to the sale

of any ordinary shares in the Australian

Placement	154,482,092 ordinary shares, or the equivalent of 10,298,806 ADSs

Use of Proceeds

We plan to use the net proceeds from this offering for the further development of Aridol and Bronchitol and commercialization of Aridol, pre-clinical development of our product pipeline and further expansion of our manufacturing facilities. We plan to use any remaining net proceeds of this offering and the net proceeds of the Australian Placement to accelerate the commercialization and investigate additional indications for Bronchitol, for working capital and for general corporate purposes. See “Use of Proceeds.”

ADSs	The ADSs will be represented by American depositary receipts, or ADRs.

•	The depositary will hold the shares underlying your ADSs. You will have rights as provided in the deposit agreement.

•	We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our ordinary shares, the depositary, subject to the terms of the deposit agreement, will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses.

•	You may turn in your ADSs to the depositary in exchange for our ordinary shares. The depositary will charge you fees for any such exchange.

•	We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement, as amended.

•	Each ADS represents 15 ordinary shares.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Depositary	Bank of New York

Timing and Settlement for ADSs

The ADSs are expected to be delivered against payment in U.S. dollars on November 10, 2005. The ADRs evidencing the ADSs will be deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company, or DTC, in New York, New York. DTC and its direct and indirect participants will maintain records that will show the beneficial interests in the ADSs and facilitate any transfer of the beneficial interests.

Nasdaq National Market symbol for ADSs	PXSL

Australian Stock Exchange symbol for Ordinary Shares	PXS

The number of ordinary shares to be outstanding immediately after the closing of this offering and the Australian Placement is based on 134,982,092 ordinary shares, or the equivalent of 8,998,806 ADSs, outstanding as of September 30, 2005, and excludes:

•	11,301,500 ordinary shares issuable upon the exercise of outstanding options with a weighted average exercise price of A$0.390 per share and 335,000 ordinary shares issuable upon the exercise of options with an exercise price of A$1.79 per share that our board has resolved to grant subject to the receipt of certain required shareholder approvals; and

•	ordinary shares issuable upon the exercise of options that may be granted in the future under our employee option plan, which are limited to no more than 15% of the ordinary shares and options to purchase ordinary shares outstanding at any given time.

The underwriters have an option to purchase up to an additional 195,000 ADSs from the selling shareholders to cover over-allotments, if any. We will not receive any proceeds from the sale of ADSs by the selling shareholders.

Our shareholders approved the sale of the ordinary shares underlying the ADSs to be sold in this offering and the ordinary shares to be sold in the Australian Placement at a shareholder meeting held on October 28, 2005 to obtain such approval, which approval was a condition of the offering and the Australian Placement.

Summary Financial Data

The following table presents our summary financial data for the dates and periods indicated. This data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The summary financial data was derived from our audited financial statements and related notes thereto included elsewhere in this prospectus, was prepared in accordance with U.S. GAAP and is presented in Australian dollars (except as otherwise noted). Our fiscal year ends on June 30. We designate our fiscal year by the year in which that fiscal year ends; e.g., fiscal year 2005 refers to our fiscal year ended June 30, 2005.

	Years ended June 30,			Period from inception (May 29, 1998) to June 30, 2005	Year ended June 30, 2005(2)
	2003	2004	2005
	A$	A$	A$	A$	U.S.$
	(in thousands, except per share and footnote data)
Statement of Operations Data:
Revenue	$–	$–	$–	$–	$–
Operating expenses:
Research and development(1)	925	4,806	7,885	14,664	6,007
General and administrative	981	2,182	3,105	6,550	2,365
Commercial	–	–	807	807	615
Amortization of intangible assets	86	89	90	485	69
Fair value of stock options issued to employees related to:
Research and development	261	253	115	753	88
Commercial	–	–	116	116	88
General and administrative	122	279	29	527	22

Total operating expenses	2,375	7,609	12,147	23,902	9,254

Loss from operations	(2,375)	(7,609)	(12,147)	(23,902)	(9,254)
Interest and other income	327	1,123	1,702	3,256	1,297
Amortization of preference share issue expenses	(65)	(161)	–	(226)	–

Net loss	$(2,113)	$(6,647)	$(10,445)	$(20,872)	$(7,957)

Basic and diluted net loss per share	$(0.19)	$(0.09)	$(0.08)	$(0.61)	$(0.06)

Weighted average number of ordinary shares used in calculating basic and diluted net loss per share(3)	11,200	75,744	123,933	34,068	123,933

(1)	Research and development expenses have been reduced by government research grants of A$751,000, A$1,105,000, A$1,132,000 and A$4,551,000 in fiscal 2003, 2004 and 2005, and the period from inception (May 29, 1998) to June 30, 2005, respectively.

(2)	The amounts have been translated into U.S. dollars from Australian dollars based upon the noon buying rates in New York City as determined by the Federal Reserve Bank of New York on June 30, 2005. These translations are merely for the convenience of the reader and should not be construed as representations that the Australian dollar amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

(3)	Fiscal 2003 and 2004, and the period from inception (May 29, 1998) to June 30, 2005, have been retroactively adjusted for an eight-for-one share split effected immediately prior to the closing of our initial public offering in Australia. The increase in ordinary shares in fiscal 2004 is attributable to our Australian initial public offering in which a total of 50,000,000 new ordinary shares were issued, and immediately before which 46,816,000 convertible redeemable preference shares converted to ordinary shares on a one-for-one basis. The increase in ordinary shares in fiscal 2005 is primarily attributable to a share placement and share purchase plan in which a total of 26,362,092 new ordinary shares were issued.

	As of June 30, 2005
	Actual	As adjusted for this offering(1)	As adjusted for this offering and the Australian Placement(2)	Actual	As adjusted for this offering(1)	As adjusted for this offering and the Australian Placement(2)
	A$	A$	A$	U.S.$(3)	U.S.$(3)	U.S.$(3)
	(in thousands, except footnote data)
Balance Sheet Data:
Cash and cash equivalents	$33,268	$71,985	$113,262	$25,344	$54,838	$86,283
Total assets	37,836	76,553	117,830	28,824	58,318	89,763
Total shareholders’ equity	35,467	74,184	115,461	27,019	56,514	87,959

(1)	The amounts are adjusted to give effect to the sale by us of 19,500,000 ordinary shares, in the form of 1,300,000 ADSs, in this offering at a public offering price of U.S.$24.16 per ADS (A$33.00 per ADS) (which Australian dollar amounts have been translated from U.S. dollars based upon the noon buying rates in New York City as determined by the Federal Reserve Bank of New York, or the Noon Buying Rates, on November 7, 2005), after deducting the underwriting discount and estimated offering expenses, and without giving effect to the sale of any ordinary shares in the Australian Placement.

(2)	The amounts are adjusted to give effect to the sale by us of (i) 19,500,000 ordinary shares, in the form of 1,300,000 ADSs, in this offering at a public offering price of U.S.$24.16 per ADS (A$33.00 per ADS) (which Australian dollar amounts have been translated from U.S. dollars based upon the Noon Buying Rates on November 7, 2005), after deducting the underwriting discount and estimated offering expenses, and (ii) 19,900,000 ordinary shares in the Australian Placement at an offering price of A$2.20 per ordinary share (U.S.$1.61 per ordinary share) (which U.S. dollar amounts have been translated from Australian dollars based upon the Noon Buying Rates on November 7, 2005), after deducting the underwriting fees and estimated offering expenses.

(3)	The amounts have been translated into U.S. dollars from Australian dollars based upon the Noon Buying Rates on June 30, 2005. These translations, and the other translations described in the footnotes above, are merely for the convenience of the reader and should not be construed as representations that the Australian dollar amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated, or vice versa.

At September 30, 2005, we had cash and cash equivalents on an unaudited basis equal to A$30.0 million.

Risk Factors

Before you invest in our ordinary shares or ADSs, you should understand the high degree of risk involved. You should carefully consider the risks described below and other information in this prospectus, including our financial statements and related notes included elsewhere in this prospectus, before you decide to purchase our ordinary shares or ADSs. If any of the following risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our ordinary shares or ADSs could decline and you could lose part or all of your investment.

Risks Related to Our Business

We are at an early stage of our development as an integrated pharmaceutical company and we do not have, and may never have, any products that generate revenues. Unless we are able to generate sufficient product revenue, we will continue to incur losses from operations and may not achieve or maintain profitability.

We are at an early stage of our development as an integrated pharmaceutical company. We were incorporated in May 1998 and we have a limited operating history on which to evaluate our business and prospects. To date, we do not have, and may never have, any products that generate revenues. We have funded our operations through the private sales of our securities, the initial public offering of our securities in Australia and a share purchase plan. We have also received funding from government research grants and earned interest income on invested funds.

We have incurred losses in each year since our inception and expect to continue to incur substantial losses. We incurred losses of approximately A$2.1 million, A$6.6 million and A$10.4 million in the fiscal years ended June 30, 2003, 2004 and 2005, respectively. Our accumulated losses from inception to June 30, 2005 are A$20.9 million. These losses, among other things, have had and will continue to have an adverse effect on our shareholders’ equity and working capital. Unless we are able to generate sufficient product revenue, we will continue to incur losses from operations and may not achieve or maintain profitability.

We expect our expenses to increase significantly in the short term in connection with:

•	ongoing clinical trials of Aridol. Although we have completed a number of clinical trials in respect of Aridol, further Phase III clinical trials of Aridol are required to be completed in the U.S. before an application for marketing authorization can be filed with the U.S. Food and Drug Administration, or the FDA. These U.S. clinical trials are expensive;

•	the regulatory marketing authorization process to approve the sale of Aridol. Aridol is the first of our product candidates to complete Phase III trials in any jurisdiction and the first of our product candidates for which we have sought marketing authorization. The work involved in seeking regulatory marketing authorization for Aridol is extensive, time consuming and expensive;

•	the further expansion of our existing manufacturing facilities and an increase in the number of manufacturing personnel to enable the commercial manufacture of Aridol. The costs associated with the further expansion of our manufacturing facilities represent a significant short-term increase in our expenses. The increased costs relating to additional manufacturing personnel also represents a significant increase in our expenses which are likely to continue over time;

•	the development of our sales and marketing capability. Our existing sales and marketing capability is currently limited and, to date, has not represented a significant cost to us. In the short term, our sales and marketing capability must be increased to enable the sales and marketing of Aridol in Europe and Australia and thereafter in the U.S.;

•

the continuation of simultaneous Phase II clinical trials of Bronchitol and the commencement of Phase III clinical trials of Bronchitol. These clinical trials are carried out in a number of jurisdictions and are expensive. Our expenses will increase as we commence new clinical trials or we progress existing trials to more advanced phases. The more advanced clinical trials typically require more clinical trial participants, clinical trial sites and research investigators than earlier stage clinical trials and are consequently more expensive;

•	the commencement of Phase I clinical trials of PXS64, which will represent a significant new expense for us; and

•	although we already have existing expenses associated with the preclinical testing of PXS2076 and other products candidates, in the short term, we will continue to incur expenses as a result of preclinical testing of PXS2076 and any other clinical trials and preclinical testing that we may initiate.

We also expect to incur increased general and administrative expenses in support of our increased operations as well as the increased costs to operate as a company listed on the Australian Stock Exchange and on the Nasdaq National Market. Over the longer term, the costs referred to above will fluctuate, primarily dependant on the number and type of clinical trials being undertaken by us at any one time. Costs will also increase if we are able to progress any further clinical trial candidates from preclinical testing to clinical trials.

We may not become profitable if our initial product candidates are unsuccessful in clinical trials or we are unable to obtain regulatory approvals. Even if we receive regulatory approval for any product candidates, profitability will depend on our ability to generate revenues from the sale of our products or the licensing of our technology.

We cannot be certain that the clinical development of Aridol or Bronchitol or any of our other product candidates in preclinical testing or clinical development will be successful, that they will receive the regulatory approvals required to commercialize them, or that any of our research and development programs will yield additional product candidates suitable for investigation through clinical trials.

If Aridol or Bronchitol is unsuccessful in clinical trials or we are unable to obtain marketing authorization, we may not be profitable. We have recently completed the Phase III clinical trials of Aridol necessary for Australian and European registration of Aridol. However, we cannot be certain that marketing approval will be granted in Australia and/or Europe. Further Phase III clinical trials are required to be completed in the U.S. before an application for marketing authorization can be filed with the FDA. There is a risk that these Phase III clinical trials in the U.S. may not be successful and that marketing authorization may not be granted in the U.S. We are undertaking simultaneous Phase II clinical trials of Bronchitol and Phase III clinical trials of Bronchitol. Clinical trials of Bronchitol will continue for several years, but may take significantly longer to complete. There is a risk that these clinical trials of Bronchitol may not be successful or that marketing approval may not be granted in the future. If we are not able to successfully complete clinical trials of Aridol (in the U.S.) and Bronchitol, and if we are unable to subsequently obtain marketing authorization of Aridol and Bronchitol, we may not be profitable.

The process to develop, obtain regulatory approval for, and commercialize potential product candidates is long, complex and costly. Even if we receive regulatory approval for any product candidates, profitability will depend on our ability to generate revenues from the sale of our products or the licensing of our technology that will offset the significant and continuing expenditures required for us to advance our research, protect and extend our intellectual property rights and develop, manufacture, license, market, distribute and sell our technology and products successfully. Our ability to generate revenue depends on a number of factors, including our ability to:

•	successfully conduct and complete clinical trials for Aridol (in the U.S.) and Bronchitol and our other product candidates;

•	develop and obtain regulatory marketing authorization, as well as approvals concerning pricing and reimbursement, which may be necessary in some of the E.U. member states, for Aridol and Bronchitol in our target markets and, in the future, to develop and obtain regulatory marketing authorization for our other product candidates;

•	manufacture or obtain commercial quantities of Aridol and Bronchitol or our other product candidates at acceptable cost levels; and

•	successfully market and sell Aridol, Bronchitol and our other product candidates. In circumstances where we have licensed our technology to third parties, our ability to generate revenue will depend on the success of the licensor of the technology to successfully market and sell the licensed technology.

Although we have a pipeline of potential product candidates and our own internal and contract research and development team, our business is currently substantially dependent on our ability to complete development, obtain regulatory approval for, and successfully commercialize Aridol and Bronchitol in a timely manner. If we are unable to successfully commercialize Aridol and/or Bronchitol, we may not be able to earn sufficient revenues to continue our business. If we fail to become and remain profitable, or if we are unable to fund our continuing losses, there would be a material adverse effect on our business and the holders of our ordinary shares and ADSs could lose all or part of their investment.

Unsuccessful or delayed marketing authorization could increase our future development costs or impair our future revenue. Approvals that may be given may not cover all the indications for which we seek approval or may contain significant limitations.

To receive regulatory authorization for the commercial sale of our product candidates, we must conduct preclinical studies and clinical trials to demonstrate safety and efficacy in humans. This process of attempting to gain regulatory approval is expensive and can take many years, and failure can occur at any stage of the testing. Our failure to adequately demonstrate the safety and efficacy of Aridol and/or Bronchitol and/or any of our other product candidates will prevent regulatory approval and commercialization of such product candidates. Our inability to successfully and effectively complete clinical trials for our product candidates, in particular Aridol and Bronchitol, will severely harm our business and we may not be profitable.

Significant delays in clinical development could materially increase our product development costs, delay our receipt of revenue or allow our competitors to bring product candidates to market before we do, impairing our ability to effectively commercialize Aridol and Bronchitol or our other product candidates.

In addition, any authorization we may obtain may not cover all of the clinical indications for which we seek approval. Also, an authorization might contain significant limitations in the form of narrow indications, warnings, precautions or contraindications with respect to conditions of use.

We will continue to need significant amounts of additional capital that may not be available to us on favorable terms or at all or which may be dilutive.

To date, we have funded our operations and capital expenditures with proceeds from the sale of our securities, government grants and interest on investments.

In order to achieve our goal of being a fully integrated pharmaceutical company and to conduct the lengthy and expensive research, preclinical studies, clinical trials, regulatory approval process, manufacture, sales and marketing necessary to complete the full development of our product candidates, we will require substantial additional funds in addition to the funds received in connection with this offering and the Australian placement. In particular, we will require substantial additional funding as a result of our strategy of not always entering into strategic alliances or partnerships in order to commercialize our product candidates.

To meet these financing requirements, we may raise funds through public or private equity offerings, debt financings, and through other means, including collaborations and license agreements. Raising additional funds by issuing equity or convertible debt securities may cause our shareholders to experience significant additional dilution in their ownership interests. Raising additional funds through debt financing, if available, may involve covenants that restrict our business activities. Additional funding may not be available to us on favorable terms, or at all. If we are unable to obtain additional funds, we may be forced to delay, reduce the scope or terminate our clinical trials and the development, manufacturing and marketing of our products. To the extent that we raise additional funds through collaborations and licensing arrangements, we may have to relinquish valuable rights and control over our technologies, research programs or product candidates, or grant licenses on terms that may not be favorable to us.

If we fail to obtain additional financing, we may be unable to fund our operations and commercialize our product candidates.

We expect that our cash expenditure will increase for the next several years, and that we will spend substantial amounts to complete the clinical development and commercialization of Aridol, Bronchitol, PXS64 and our other product candidates, and to license or acquire other product candidates. We believe that our existing cash and cash equivalents will be sufficient to meet our projected operating requirements for at least 12 months following this offering.

Our future funding requirements will depend on many factors, including:

•	the scope, results, rate of progress, timing and costs of preclinical studies and clinical trials and other development activities. The funding requirements for clinical trials of Aridol, Bronchitol and PXS64 are significant. The funding requirements for the preclinical testing and potential future clinical testing of PXS2076 and any other testing that we may initiate is also significant;

•	the costs and timing of seeking and obtaining regulatory approvals;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	the costs of developing our sales and marketing capabilities and establishing distribution capabilities. We will also need to establish a distribution capability;

•	the cost of expanding our manufacturing capabilities. Our existing facilities are capable of limited commercial manufacture and we have recently expanded the commercial manufacturing capacity of our existing facilities to coincide with the proposed commercial launch of Aridol in Europe and Australia;

•	the cost of additional management and scientific, manufacturing and sales and marketing personnel. We will be required to increase the number of our personnel over time;

•	the terms, timing and cash requirements of any future acquisitions, collaborative arrangements, licensing of product candidates or investing in businesses, product candidates and technologies;

•	the costs of securing coverage, payment and reimbursement of our product candidates, if any of our product candidates receive regulatory approval; and

•	the effects of competing clinical, technological and market developments.

If we are not able to secure additional funding when needed, we may have to delay, reduce the scope of, or eliminate one or more of our clinical trials or research and development programs or future commercialization efforts.

The suspension or termination of our government research grants may result in lost revenue. We may also be required to repay previously received grant revenue in certain circumstances which would have an adverse effect on our cash position.

We currently receive substantial grant funding under two separate grant agreements with the Commonwealth of Australia. There is a risk that we will not be entitled to the grant payments for failing to incur eligible expenditure or failing to undertake activities associated with the applicable grant or otherwise for failing to satisfy the relevant conditions in the applicable grant agreement. Furthermore, there is a risk we will not be entitled to the funds under the grant agreements, including, if the Commonwealth of Australia has insufficient funding for the relevant grant program, if we fail to submit reports when required, if we have not otherwise complied with our obligations under the relevant funding agreement, or if the Commonwealth of Australia is entitled to or does terminate the relevant agreements. The Commonwealth of Australia may terminate the grant agreements on different bases under different grant agreements, including by giving us written notice of termination if we are in breach of the relevant agreement and if in the opinion of the Commonwealth of Australia the breach is not capable of being remedied, or if capable of being remedied it is not remedied after receipt of written notice, if we fail to submit reports, if our research and development activities or the quality of those activities do not satisfy the grant eligibility criteria, if there is a change of control of us or if we become insolvent.

In certain circumstances where we fail to use our best endeavors to commercialize the project within a reasonable time of completion of the project or upon termination of a grant due to our breach of agreement or our insolvency, the Commonwealth of Australia may require us to repay some or all of the grant. If required to repay the grant amounts, we may be required to reallocate funds needed to continue the commercialization of our products and such repayment may have a material adverse effect on our cash position and us.

Currency fluctuations may expose us to increased costs and revenue decreases.

Our business may in the future be affected by fluctuations in foreign exchange rates. Currency fluctuations could, therefore, cause our costs to increase and revenues to decline. The majority of our expenses will continue to be denominated in Australian dollars although we will also be expending cash in other denominations, including U.S. dollars and the European euro. In the last two years, the Australian dollar has as a general trend appreciated against the U.S. dollar. If this trend continues, this may have a positive effect on any costs which we incur in the U.S. but may have an adverse effect on our revenues sourced from the U.S. We cannot anticipate whether this trend will continue in respect of the U.S. dollar. The exchange rates of the Australian dollar to the European euro have fluctuated over the same period. In circumstances where the Australian dollar devalues against either or both of the U.S. dollar or the European euro, this may have an adverse effect on our costs incurred in either the U.S. or the European Union (as applicable) but may have a positive effect on any revenues which we source from the U.S. or the European Union (as applicable). The same principles apply in respect of our costs and revenues in other jurisdictions. In addition, we conduct clinical trials in many different countries and we have manufacturing of some of our product candidates undertaken outside of Australia, which exposes us to potential cost increases resulting from fluctuations in exchange rates. We do not currently have any plans to hedge the effect of currency fluctuations on our overseas expenditures. We manage our currency risks by settling foreign currency payables immediately upon recognition of a foreign currency liability.

Risks Related to Research and Development of Our Products

Clinical trials are expensive, time consuming, subject to delay and their outcome is uncertain and may not be completed at all.

Before we can obtain regulatory authorization for the commercial sale of any product or product candidate, we are required to complete preclinical development and extensive clinical trials in humans to demonstrate its safety and efficacy. Preclinical development and clinical trials are subject to extensive regulation by the FDA and other regulatory authorities in the United States, the European Union, Australia and elsewhere. In addition, clinical trials must be conducted with product candidates produced under applicable current Good Manufacturing Practices. Clinical trials are expensive and complex, can take many years, are often subject to delay and have uncertain outcomes. We have recently completed the Phase III clinical trials of Aridol that we believe are necessary for Australian and European marketing authorization of Aridol. Further Phase III clinical trials are required to be completed in the U.S. before an application for marketing authorization can be filed with the FDA. The FDA has accepted an Investigational New Drug Application, or IND, for Aridol and Bronchitol. We have yet to reach an agreement with the FDA for U.S. trials of Bronchitol. Clinical trials of our product candidates, including Aridol, Bronchitol and PXS64, will continue for several years, but may take significantly longer to complete.

There are numerous factors that could affect the timing of the commencement, continuation and completion of clinical trials which may delay the clinical trials or prevent us from completing these trials successfully, including but not limited to:

•

delays in securing clinical investigators or trial sites for our clinical trials, scheduling conflicts with participating clinicians and clinical institutions, and delays in obtaining institutional review board, or IRB, and other regulatory approvals to commence a clinical trial. There are a limited number of clinical investigators and clinical trials sites worldwide able to conduct the clinical trials required by us. Clinical investigators and trial sites may have demands from a number of companies competing to use their resources;

•	slower than anticipated recruitment and enrollment of patients who meet the trial eligibility criteria or the loss of patients during the course of the clinical trials. By way of example, we experienced delays on our Bronchitol clinical trials for the treatment of cystic fibrosis because recruitment was slower than anticipated. We managed the enrollment problem by modifying the protocol to widen the eligibility of clinical trial participants, adding additional clinical trial sites and assisting with resourcing at clinical trial sites. We may not be able to successfully manage such enrollment problems in the future;

•	the requirement to repeat or undertake large clinical trials. Our Phase II and Phase III clinical trials involve a large number of patients and are typically carried out in different jurisdictions and may also need to be repeated if required by regulatory authorities. Although we have completed Phase III clinical trials for Aridol to enable us to seek marketing approval in Europe and Australia, we are required to undertake additional Phase III clinical trials in the U.S. prior to seeking marketing authorization of Aridol in the U.S.;

•	negative or inconclusive results from clinical trials, or deficiencies in the conduct of the clinical trials may require us to repeat clinical trials;

•	unforeseen safety issues or unforeseen adverse side effects or fatalities or other adverse events arising during a clinical trial due to medical problems that may or may not be related to clinical trial treatments;

•	the product candidate may not be as good as current therapies. For example, Aridol must prove to be convenient and effective as a lung capacity test which assists in the identification of and determines the severity of asthma. In addition, Bronchitol must improve the quality of life and health of people with chronic obstructive lung diseases such as cystic fibrosis and bronchiectasis;

•	quality or stability of the product candidate may fall below acceptable standards;

•	shortages of available product supply. We may be required to simultaneously provide product to patients in a range of jurisdictions and there may be shortages or delays in supplying the product in those jurisdictions;

•	uncertain dosing issues; and

•	inability to monitor patients adequately during or after treatment or problems with investigator or patient compliance with the trial protocols.

Due to the foregoing and other factors, the regulatory approval of Aridol in the U.S. or in other jurisdictions, Bronchitol, PXS64 and any of our other future product candidates could take a significantly longer time to gain regulatory approval than we expect or these products may never gain approval, which could reduce or eliminate our revenue by delaying or terminating the potential commercialization of our products or product candidates. If we suffer any significant delays, setbacks or negative results in, or termination of, our clinical trials, we may be unable to continue the development of our products or product candidates or generate revenue and our business may be materially adversely affected.

Ongoing and future clinical trials of our product candidates may not show sufficient safety or efficacy to obtain requisite regulatory approvals.

Ongoing and future clinical trials of our product candidates may not show sufficient safety or efficacy to obtain regulatory approval for marketing. Phase I and Phase II clinical trials are not primarily designed to test the efficacy of a product candidate but rather to test safety, to study pharmacokinetics and pharmacodynamics and to understand the product candidate’s side effects at various doses and schedules. Furthermore, success in preclinical and early clinical trials does not ensure that later large-scale trials will be successful nor does it predict final results. Acceptable results in early trials may not be repeated in later trials. Further, Phase III clinical trials of Aridol are required to be completed in the U.S. before an application for marketing authority can be filed with the FDA and there is a risk that these may not show sufficient safety or efficacy to obtain regulatory approval for marketing Aridol in the U.S. despite the completion of the Phase III trials of Aridol in other jurisdictions. Likewise, clinical trials of Bronchitol and our other product candidates may not show sufficient safety or efficacy to obtain regulatory approval for marketing.

We may conduct lengthy and expensive clinical trials of our product candidates, only to learn that the product candidate is not an effective treatment. A number of companies in the biotechnology and pharmaceutical industries have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. In addition, clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. Negative or inconclusive results or adverse medical events during a clinical trial could cause the clinical trial to be delayed, redone or terminated. In addition, failure to construct appropriate clinical trial protocols or other factors could result in the test or control group experiencing a disproportionate number of adverse events and could cause a clinical trial to be redone or terminated. The length of time necessary to complete clinical trials and to submit an application for marketing approval for a final decision by applicable regulatory authorities may also vary significantly based on the type, complexity and novelty of the product candidate involved, as well as other factors.

Due to our reliance on contract research organizations, hospitals and investigators to conduct clinical trials, we are unable to directly control the timing, conduct and expense of our clinical trials. We also use third parties to provide research and development services and do not have direct control of the timing, conduct and expense of certain of our research programs.

We rely on third parties such as contract research organizations, hospitals and research investigators to provide services in connection with our clinical trials. Our clinical trials are conducted by a number of third parties at a number of different sites in different jurisdictions. With respect to the clinical trials we have completed to date, we have been involved with approximately 25 investigators, and a small number of contract research organizations, consultants and other professionals. We are in the process of preparing for clinical trials of Bronchitol for the treatment of cystic fibrosis in the United Kingdom which will involve two investigators and clinical trials of Bronchitol for the treatment of cystic fibrosis in Canada which will involve six investigators and one contract research organization. We are also preparing for our Phase III clinical trials of Aridol as a lung capacity test in the U.S. which will involve approximately 25 investigators and one contract research organization.

We believe that the agreements that we enter into with these third parties are customary for agreements relating to the provision of clinical trial services. The agreements set out the parameters and protocols for the relevant clinical trials, set out the amount payable by us, as well as setting out the rights and obligations of the third parties and us.

To date, we have been able to manage the use of these third parties in order to effectively carry out our clinical trials. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if the third parties need to be replaced or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our clinical trials may be extended, delayed, suspended or terminated, and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. Although there are a range of suitable institutions and investigators that would be able to conduct the clinical trials on our behalf, there is no guarantee that we will be able to enter into any such arrangement on acceptable terms, if at all.

Although we have our own internal research and development team, we also contract with the ANU Enterprises Pty Ltd (part of the Australian National University) to provide us with certain human resources and services to identify product candidates and to undertake preclinical research and development of product candidates. If ANU Enterprises Pty Ltd does not successfully carry out their contractual duties and provide suitable human resources and other services, or if ANU Enterprises Pty Ltd needs to be replaced or if the quality of the human resources and services they provide are inadequate, our research and development programs may be extended, delayed, suspended or terminated. In addition to our arrangements with ANU Enterprises Pty Ltd, we currently utilize the services of approximately twenty other organizations that conduct research and development services on our behalf from time to time.

Risks Related to the Manufacture of Our Products

The failure to secure an adequate supply of the inhalers to be used in the administration of Aridol and Bronchitol could compromise the commercialization of Aridol and Bronchitol.

Both Aridol and Bronchitol are administered through a dry powder inhaler. If we are not able to enter into a supply agreement or the number of inhalers supplied are inadequate to meet patient demand, we would be subject to costly delays which may compromise the commercialization of Aridol and/or Bronchitol. The supply of inhalers may be delayed or we may need to change our supplier of inhalers which could delay the commercialization of Aridol and/or Bronchitol.

Delays in the supply of the necessary quantity or quality of mannitol could compromise the commercialization of our products.

Any delays in the supply of the necessary quantity or quality of mannitol for the manufacture of Aridol and Bronchitol could compromise the commercialization of our products. The supply of mannitol may be delayed, or we may need to change our supplier of mannitol, which could potentially result in delays to the supply of the product to clinical trials and for sale while we sourced alternative suppliers of mannitol.

We currently have limited manufacturing capacity and outsource some manufacturing for the clinical development and commercial production of our products, all of which puts us at risk of lengthy and costly delays of bringing our products to market.

We currently operate manufacturing facilities in Sydney, Australia. Our manufacturing facilities are licensed by the Australian Therapeutic Goods Administration, or TGA, to manufacture Good Manufacturing Practice grade material for clinical trials. We have outsourced the manufacturing of Good Manufacturing Practice grade PXS64 for preclinical trials and clinical trials as our manufacturing facilities are not suitable for the production of PXS64.

We are required to obtain a license to commercially manufacture Good Manufacturing Practice grade Aridol for commercial sale. If we are not able to obtain a license to commercially manufacture Good Manufacturing Practice grade Aridol or if the license is subject to conditions or is revoked, the commercialization of Aridol and consequentially our other product candidates may be delayed or severely compromised and our results of operations may be harmed. We expect that it will be necessary to build or establish suitable additional or alternative manufacturing facilities as the commercial demand for our products increase. If we establish new manufacturing facilities, we will incur significant costs and undetermined risks associated with the funding and building of such facilities which may delay or severely compromise the commercialization of our products and our results and operations may be harmed. There is also a risk of delays to our research and clinical trial activities if we needed to change our existing outsourced manufacturers of PXS64.

In circumstances where we seek to outsource the manufacture of certain products, there is no guarantee that we will be able to enter into any such arrangement on acceptable terms, if at all, and as a result we are at risk of lengthy and costly delays of bringing our products to market.

In circumstances where we seek to outsource the manufacture of certain product candidates, such as PXS64, there is no guarantee that we will be able to enter into any such arrangement on acceptable terms, if at all. We may be required to enter into long-term manufacturing agreements that contain exclusivity provisions and/or substantial termination penalties. To date, the manufacturing agreements for the manufacture of PXS64 do not contain any such exclusivity provisions or termination penalties. In addition, contract manufacturers may have a limited number of facilities in which our products can be produced and any interruption of the operation of those facilities could result in the cancellation of shipments and loss of product, resulting in delays and additional costs.

We and our contract manufacturers are required to produce our clinical product and commercial product under FDA and E.U. current Good Manufacturing Practices in order to meet acceptable standards. If such standards change, our ability and the ability of contract manufacturers to produce our products when we require may be affected.

We have outsourced the manufacturing of Good Manufacturing Practice grade PXS64 for Phase I clinical trials as our manufacturing facilities are not suitable for the production of PXS64. Our existing manufacturers of PXS64 and any future contract manufacturers for PXS64 or any of our other product candidates which we seek to contract manufacture may not perform as agreed or may not remain in the contract manufacturing business for the time required to successfully produce, store and distribute our products. We, or our contract manufacturers, may also fail to achieve and maintain required production yields or manufacturing standards which could result in patient injury or death, product recalls or withdrawals, product shortages, delays or failures in product testing or delivery or other problems that could seriously harm our business. In addition, we are, and our contract manufacturers are, subject to ongoing inspections and regulation of regulatory authorities, including by the TGA and the FDA.

The ability to find an acceptable manufacturer or to change manufacturers may be difficult for a number of reasons, including that the number of potential manufacturers is limited and we may not be able to negotiate agreements with manufacturers on commercially reasonable terms, the complex nature of the manufacturing process of certain of our product candidates, such as PXS64, which may require a significant learning curve for the manufacturer, and the FDA must approve any replacement manufacturer prior to manufacturing, which requires new testing and compliance inspections.

If we were required and able to change manufacturers, the FDA would also require that we demonstrate structural and functional comparability between the same product manufactured by different organizations and may require comparability studies.

Risks Related to Marketing, Distribution and Sales

If we are unable to establish a sales and marketing force our business may be harmed.

We currently have a limited number of sales and marketing staff and no distribution capabilities. Our goal is to build an integrated pharmaceutical business undertaking research and development, clinical trials, sales and marketing for certain of our product candidates. We are proposing to develop our sales and marketing capability for products which address highly concentrated markets served by specialist physicians. We intend to contract or partner with third parties in respect of sales and marketing of products where the markets are larger, more diverse or less accessible. For our early stage products or any new products, we may also form strategic alliances with third parties, which have established distribution systems and sales forces, in order to commercialize our products. Assuming Aridol is approved for commercial sale, we intend to market it directly in Australia and to use a combination of direct marketing to pulmonary specialists and third parties in Europe and later in the U.S.

We will need to incur significant additional expenses and commit significant additional management resources to establish a sales and marketing force. Although we have already begun to develop our sales and marketing capability, we may not be able to successfully establish these capabilities despite these additional expenditures. Even if we are successful in establishing a sales and marketing force, it may not be as effective as a third-party sales and marketing force. In circumstances where we elect to rely on third parties, we may receive less revenue than if we sold such products directly. In addition, we may have little or no control over the sales efforts of those third parties and they may not perform as agreed. In the event we are unable to sell Aridol, Bronchitol and other product candidates, either directly or through third parties, our business may be significantly harmed and we may be forced to delay, reduce the scope or terminate our clinical trials and the development, manufacturing and marketing of our products.

Our failure to establish and manage a distribution network for our products could delay or compromise the commercialization of Aridol and Bronchitol and other products.

We have not yet established systems and processes necessary for distributing products to customers. Failure to secure contracts with distributors could negatively impact the distribution of our products. If we are unable to effectively establish and manage the distribution process, the commercialization of Aridol and Bronchitol and other products may be delayed or severely compromised and our results of operations may be harmed.

To the extent we are able to enter into collaborative arrangements or strategic alliances, we will be exposed to risks related to those collaborations and alliances.

Although our goal is to be a fully integrated pharmaceutical company, an important element of our strategy for developing, manufacturing and commercializing our product candidates is entering into partnerships and strategic alliances with other pharmaceutical companies or other industry participants to advance our programs and enable us to maintain our financial and operational capacity. We may not be able to negotiate alliances on acceptable terms, if at all. Although we are not currently party to any collaborative arrangement or strategic alliance that is material to our business, in the future we may rely on collaborative arrangements or strategic alliances to complete the development and commercialization of some of our product candidates. These arrangements may result in us receiving less revenue than if we sold such products directly, may place the development, sales and marketing of our products outside our control, may require us to relinquish important rights or may otherwise be on terms unfavorable to us. Collaborative arrangements or strategic alliances will subject us to a number of risks, including the risk that:

•	we may not be able to control the amount and timing of resources that our strategic partner/collaborators may devote to the product candidates;

•	our strategic partner/collaborators may experience financial difficulties;

•	we may be required to relinquish important rights such as marketing and distribution rights;

•	business combinations or significant changes in a collaborator’s business strategy may also adversely affect a collaborator’s willingness or ability to complete its obligations under any arrangement;

•	a collaborator could independently move forward with a competing product developed either independently or in collaboration with others, including our competitors; and

•	collaborative arrangements are often terminated or allowed to expire, which would delay the development and may increase the cost of developing our product candidates.

We face costs associated with importing our products into markets outside of Australia.

As much of our product is likely to be manufactured in Australia, we may face difficulties in importing our products into various jurisdictions as a result of, among other things, import inspections, incomplete or inaccurate import documentation or defective packaging. There will be increased costs associated with importing/exporting our product.

Risks Relating to Competition

If our competitors are able to develop and market products that are preferred over Aridol, Bronchitol or our other product candidates our commercial opportunity may be significantly reduced or eliminated.

We face intense competition from established pharmaceutical and biotechnology companies, as well as from academic institutions, government agencies and private and public research institutions. We are seeking to develop and market products that will compete with other products and drugs that currently exist or are being developed or may be developed in the future. For Aridol, various products and treatments are currently marketed for monitoring lung capacity and the identification and assessment of asthma, including methacholine (Provocholine®) by Methapharm Inc as a direct bronchiol provocation agent and nitric oxide (Niox®) by Aerocrine AB of Stockholm, Sweden. We believe Aridol is the only lung capacity test that is being developed using dry powder inhalation technology. This test may not be well accepted in the market place or the medical community. Similarly, for Bronchitol, various products and treatments are currently marketed, including inhaled antibiotics, mucolytic agents and bronchodilators. Bronchitol may not work well in conjunction with existing marketed therapies. In addition, a number of companies are developing new approaches for the treatment of cystic fibrosis, including new antibiotic preparations by Corus Inc. and Chiron Inc. and new agents to restore salt balance from Inspire Pharmaceuticals Inc. In addition, many companies are interested in gene therapy. New antibiotic preparations are being tested in patients with bronchiectasis. For patients with chronic bronchitis, new anti-inflammatory agents and new bronchodilating agents are under development.

Our commercial opportunity will be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer side effects, are more convenient, are less expensive, or that reach the market sooner than our products. Scientific, clinical or technical developments by our competitors may render Aridol and/or Bronchitol or our other product candidates obsolete or noncompetitive. Further, public announcements regarding the development of any such competing products could adversely affect the market price of our ordinary shares or ADSs. We anticipate that we will face increased competition in the future as new companies enter the markets and as scientific developments progress. If our products obtain regulatory approvals, but do not compete effectively in the marketplace, our business will suffer.

Many of our competitors currently have significantly greater financial resources and expertise in conducting clinical trials, obtaining regulatory approvals, undertaking and managing manufacturing and sales and marketing of products than we do. Other early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements they may have with large and established companies. In addition, these third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring therapies and therapy licenses complementary to our programs or advantageous to our business. We expect that our ability to compete effectively will depend upon our ability to:

•	successfully and rapidly complete clinical trials and obtain all requisite regulatory approvals in a cost-effective manner;

•	attract and retain key personnel;

•	demonstrate the competitive advantages of our product candidates. For example, Aridol must prove to be convenient and effective as a test for airway inflammation which identifies and determines the severity of asthma. In addition, Bronchitol must improve the quality of life and health of people with chronic obstructive lung diseases such as cystic fibrosis and bronchiectasis;

•	build an adequate manufacturing, sales and marketing infrastructure. We face the risk that our future manufacturing, sales and marketing infrastructure may be inadequate for the commercialization of our products or that competitors have faster and more effective manufacturing, sales and marketing capacities;

•	secure the support of key clinicians and physicians. The success of our products is dependant on the acceptance of our products by key clinicians and physicians. We face the risk that our products may not be well received or that a product will be released by a competitor which is preferred by key clinicians and physicians; and

•	identify and obtain other product candidates on commercially reasonable terms which will provide us with a pipeline of potential product candidates which may reduce the risk if any of our existing product candidates or are adversely effected.

Future sales of our products may suffer if they are not accepted in the marketplace by physicians, patients and the medical community.

There is a risk that Aridol, Bronchitol or our other product candidates may not gain market acceptance among physicians, patients and the medical community. The degree of market acceptance of Aridol and Bronchitol or our other product candidates will depend on a number of factors. For example, Aridol must prove to be convenient and effective as a test for airway inflammation which identifies and determines the severity of asthma. In addition, Bronchitol must improve the quality of life for people with chronic obstructive lung diseases such as cystic fibrosis and bronchiectasis. The prevalence and severity of any side effects to Aridol or Bronchitol could negatively affect market acceptance of both Aridol and Bronchitol. Failure to achieve market acceptance of Aridol and Bronchitol would significantly harm our business.

The degree of market acceptance of any of our approved products will depend on a variety of factors, including:

•	timing of market introduction and number and clinical profile of competitive products. There are currently a range of existing alternative products to each of our products and we are aware that new products are being developed;

•	our ability to provide acceptable evidence of safety and efficacy and our ability to secure the support of key clinicians and physicians for our products;

•	relative convenience and ease of administration. In the case of Aridol and Bronchitol, there is a risk that using dry powder inhalation technology may not be well accepted in the market place;

•	cost-effectiveness compared to existing and new treatments;

•	availability of coverage, reimbursement and adequate payment from health maintenance organizations and other third-party payors;

•	prevalence and severity of adverse side effects; and

•	other advantages over other treatment methods.

If we are unable to obtain acceptable prices or adequate reimbursement from third-party payors for Aridol and Bronchitol, or any other product candidates that we may seek to commercialize, our revenues and prospects for profitability will suffer.

The commercial success of our product candidates is substantially dependent on whether third-party coverage and reimbursement is available from governmental payors such as Medicare and Medicaid, private health insurers, including managed care organizations, and other third-party payors.

Many patients will not be capable of paying for our products themselves and will rely on third-party payors to pay for their medical needs. The U.S. Centers for Medicare and Medicaid Services, health maintenance organizations and other third-party payors in the United States, the European Union, Australia and other jurisdictions are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement of new drugs and, as a result, they may not cover or provide adequate payment for our products. Our products may not be considered cost-effective and reimbursement may not be available to consumers or may not be sufficient to allow our products to be marketed on a competitive basis. Large private payors, managed care organizations, group purchasing organizations and similar organizations are exerting increasing influence on decisions regarding the use of, and reimbursement levels for, particular treatments. Such third-party payors, including Medicare, are challenging the prices charged for medical products and services, and many third-party payors limit or delay reimbursement for newly approved health care products. In particular, third-party payors may limit the reimbursed indications. Cost-control initiatives could decrease the price we might establish for products, which could result in product revenues lower than anticipated. If the prices for our product candidates decrease or if governmental and other third-party payors do not provide adequate coverage and reimbursement levels, our prospects for revenue and for profitability will suffer.

If there are fewer individuals in our target markets than we estimate, we may not generate sufficient revenues to continue development of our product candidates or continue operations.

Our estimate of the patient population of our target markets is based on published studies as well as internal analyses and studies we have commissioned. If the results of these studies or our analysis of them do not accurately reflect the number of patients in our target markets, our assessment of the market may be wrong, making it difficult or impossible for us to meet our revenue goals. In addition, it is difficult to determine the portion of the patient population that might use Aridol and/or Bronchitol, or our other product candidates.

Our orphan drug exclusivity for Bronchitol may not provide us with a competitive advantage.

The FDA has granted Orphan Drug designation to Bronchitol for the treatment of both bronchiectasis and CF for patients at risk for developing bronchiectasis. Orphan drug exclusivity for Bronchitol for the treatment of both bronchiectasis and cystic fibrosis for patients at risk of developing bronchiectasis is an important element of our competitive strategy. Any company that obtains the first FDA approval for a designated orphan drug for a rare disease generally receives marketing exclusivity for use of that drug for the designated condition for a period of seven years from approval. However, the FDA may permit other companies to market a form of mannitol, the active ingredient in Bronchitol, not covered by our patent, to treat bronchiectasis and cystic fibrosis for patients at risk of developing bronchiectasis if any such product demonstrates clinical superiority, or if we are unable to provide sufficient drug supply to meet medical needs. More than one product may also be approved by the FDA for the same orphan indication or disease as long as the products are different drugs. Any of these FDA actions could create a more competitive market for us. Our orphan drug exclusivity for Bronchitol does not apply to drugs to treat bronchiectasis and cystic fibrosis for patients at risk of developing bronchiectasis that do not contain mannitol, or to drugs containing mannitol that seek approval for uses other than bronchiectasis and cystic fibrosis for patients at risk of developing bronchiectasis. Our orphan drug exclusivity may thus not ultimately provide us a true competitive advantage, and our business could suffer as a result.

Risks Relating to Regulatory Issues

Our products are subject to extensive regulation, which can be costly and time-consuming, and we may not obtain approvals for the commercialization of some or all of our products.

The clinical development, manufacturing, sales and marketing of our products are subject to extensive regulation by regulatory authorities in the United States, the European Union, Australia and elsewhere. These regulations vary in important, meaningful ways from country to country.

We are not permitted to market a potential drug in the United States until we receive approval of a New Drug Application, or NDA, from the FDA. We have not yet received an NDA approval from the FDA for any of our products. Obtaining an NDA approval is expensive and is a complex, lengthy and uncertain process. The FDA approval process for a new drug involves completion of preclinical studies and the submission of the results of these studies to the FDA, together with proposed clinical protocols, manufacturing information, analytical data and other information in an IND, which must become effective before human clinical trials may begin. Clinical development typically involves three phases of study: Phase I, II and III. The most significant costs associated with clinical development are the Phase III clinical trials as they tend to be the longest and largest studies conducted during the drug development process. After completion of clinical trials, an NDA may be submitted to the FDA. In responding to an NDA, the FDA may refuse to file the application, or if accepted for filing, the FDA may grant marketing approval, request additional information or deny the application if it determines that the application does not provide an adequate basis for approval. In addition, failure to comply with FDA and other applicable foreign and U.S. regulatory requirements may subject us to administrative or judicially imposed sanctions. We have recently completed the Phase III clinical trials of Aridol necessary for Australian and European registration of Aridol. Further Phase III clinical trials are required to be completed in the U.S. before an application for marketing authority can be filed with the FDA. The FDA has accepted an IND for Aridol and for Bronchitol. Clinical trials of our other product candidates, including Bronchitol and PXS64, will continue for several years, but may take significantly longer to complete. We have completed a Phase II clinical trial of Bronchitol for the treatment of bronchiectasis and expect to commence additional clinical trials during the fourth quarter of 2005 or the first quarter of 2006. We have also completed a Phase II clinical trial of Bronchitol for the treatment of cystic fibrosis and will prepare additional clinical trials. Our other product candidates, PXS64 and PXS2076, are currently in varying stages of the research or preclinical phase of development.

Despite the substantial time and expense invested in preparation and submission of an NDA or equivalents in other jurisdictions, regulatory approval is never guaranteed. The FDA and other regulatory authorities in the United States, the European Union, Australia and elsewhere, exercise substantial discretion in the drug approval process. The number, size and design of preclinical studies and clinical trials that will be required will vary depending on the product, the disease or condition for which the product is intended to be used and the regulations and guidance documents applicable to any particular product. The FDA or other regulators can delay, limit or deny approval of a product for many reasons, including, but not limited to, the fact that regulators may not approve our or our third-party manufacturer’s processes or facilities or that new laws may be enacted or regulators may change their approval policies or adopt new regulations requiring new or different evidence of safety and efficacy for the intended use of a product.

Even if our product candidates receive regulatory approval, we may still face development and regulatory difficulties that may delay or impair future sales of our products and we would be subject to ongoing regulatory obligations and restrictions, which may result in significant expense and limit our ability to commercialize our product candidates.

If we receive regulatory approval to sell Aridol or any other product candidate, the relevant regulatory authorities may, nevertheless, impose significant restrictions on the indicated uses, manufacturing, labeling, packaging, storage, advertising, promotion and record keeping or impose ongoing requirements for post-approval studies and adverse event reporting. In addition, regulatory agencies subject a marketed product, its manufacturer and the manufacturer’s facilities to continual review and periodic inspections. Potentially costly follow-up or post-marketing clinical studies may be required as a condition of approval to further substantiate safety or efficacy, or to investigate specific issues of interest to the regulatory authority. Previously unknown problems with the product candidate, including adverse events of unanticipated severity or frequency, may result in restrictions on the marketing of the product, and could include withdrawal of the product from the market. If we discover previously unknown problems with a product or our manufacturing facilities or the manufacturing facilities of a contract manufacturer, a regulatory agency may impose restrictions on that product, on us or on our third-party contract manufacturers, including requiring us to withdraw the product from the market. If we fail to comply with applicable regulatory requirements, a regulatory agency may:

•	issue warning letters;

•	impose civil or criminal penalties;

•	suspend our regulatory approval;

•	suspend any of our ongoing clinical trials;

•	refuse to approve pending applications or supplements to approved applications filed by us;

•	impose restrictions on our operations, including closing our contract manufacturers’ facilities or terminating licenses to manufacture Good Manufacturing Practice grade material; or

•	seize or detain products or require a product recall.

Any of the foregoing could seriously harm the commercialization of our products and our results and operations may be seriously harmed. Likewise, any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to commercialize our product.

In addition, the law or regulatory policies governing pharmaceuticals may change. New statutory requirements may be enacted or additional regulations may be enacted that could prevent or delay regulatory approval of our products. We cannot predict the likelihood, nature or extent of adverse government regulation that may arise from future legislation or administrative action. If we are not able to maintain regulatory compliance, we might not be permitted to market our products and our business could suffer.

Risks Relating to Product Liability Claims

If product liability lawsuits are successfully brought against us, we will incur substantial liabilities and damage to our reputation and may be required to limit commercialization of Aridol and Bronchitol or other product candidates.

We face product liability exposure related to the testing of our product candidates in human clinical trials. We are currently conducting clinical trials in respect of Aridol and Bronchitol and we expect to commence clinical trials of PXS25. If any of our products are approved for sale, we may face exposure to claims by an even greater number of persons than were involved in the clinical trials once we begin marketing, distribution and sales our products commercially. We expect to commence commercial sales of Aridol in Australia and Europe in the course of 2006.

Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for our products and product candidates;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	costs of related litigation;

•	substantial monetary awards to patients and others;

•	loss of revenues; and

•	the inability to commercialize our products and product candidates.

We enter into indemnity agreements with the hospitals, institutions and authorities in which the clinical trials are conducted and with the clinicians and investigators who carry out the clinical trials on our behalf. The majority of the indemnities are in a substantially similar form and are based on an Australian industry standard agreement. Certain of the agreements have been negotiated on a case by case basis and vary from the standard. The standard indemnities typically provide that we will indemnify in respect of all claims and proceedings made by any of the patients or non-patient volunteers participating in the relevant clinical trials for personal injury arising from the administration of the product under investigation or any clinical intervention or procedure required.

We have liability insurance that covers our clinical trials in North America and in other countries where we conduct clinical trials. Having regard to the insurance requirements of the ethics committees who oversee the clinical trials, the good safety profile of Aridol and Bronchitol, the varied use of mannitol in humans, the number of clinical trials undertaken to date without a material claim being made against us, the use of informed consents by trial participants, and the number of clinical trials being undertaken at any one time, we consider that our clinical trial insurance is reasonable for our current activities. We intend to expand our insurance coverage to include the sale of commercial products if marketing approval is obtained for Aridol and in the future for other product candidates. However, insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost and we may not be able to obtain insurance coverage that we consider reasonable or that will be adequate to satisfy any liability that may arise and the claim for damages could be substantial. If we are not able to obtain adequate coverage at a reasonable cost, the commercialization of our products may be delayed or severely compromised.

If there is a claim made against us or some other problem that is attributable to our products or product candidates, our ordinary share and ADS prices may be negatively affected. Even if we were ultimately successful in product liability litigation, the litigation would consume substantial amounts of our financial and managerial resources and may create adverse publicity, all of which would impair our ability to generate sales of the product the subject of the litigation as well as our other potential products.

Risks Relating to Intellectual Property and License Arrangements

The development programs for our two lead product candidates are based in part on intellectual property rights we license from others, and any termination of those licenses could seriously harm our business as the loss of any rights to market key products would seriously harm our operating results.

We have an exclusive worldwide license from Central Sydney Area Health Service to develop and commercialize certain intellectual property relating to the use of mannitol, the component part of both Aridol and Bronchitol, to induce sputum and promote airway clearance and also in the use as a test of airway function and susceptibility to asthma. We also have an exclusive license from ANU Enterprises Pty Ltd to develop and commercialize intellectual property relating to the treatment of inflammatory or immune-mediated conditions in patients by administering a phosphosugar. Both of these license agreements impose payment and other material obligations on us. If we were to breach any such obligations and our counterparties were entitled to, and did, terminate the licenses, this would restrict or delay or eliminate our ability to develop and commercialize our key product candidates, which could seriously harm our business. In particular, if our agreement with Central Sydney Area Health Service were terminated, then we would have no further rights to develop and commercialize Aridol and Bronchitol which would seriously harm our business as this license is critical to both Aridol and Bronchitol.

Third parties may own or control patents or patent applications that we may be required to license to commercialize our product candidates, that we may infringe, or that could result in litigation that would be costly and time consuming.

Our ability to commercialize Aridol and Bronchitol and our other product candidates depends upon our ability to develop, manufacture, market and sell these products without infringing the proprietary rights of third parties. A number of pharmaceutical and biotechnology companies, universities and research institutions have or may be granted patents that cover technologies similar to the technologies owned by or licensed to us. We may choose to seek, or be required to seek, licenses under third-party patents, which would likely require the payment of license fees or royalties or both. A license may not be available to us on commercially reasonable terms, or at all. We may also be unaware of existing patents or other proprietary rights of third parties that may be infringed by Aridol and Bronchitol or our other product candidates. As patent applications can take many years to issue, there may be other currently pending applications which may later result in issued patents that are infringed by Aridol and Bronchitol or our other product candidates.

There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical and biotechnology industries. Defending ourselves against third-party claims, including litigation in particular, would be costly and time consuming and would divert management’s attention from our business, which could lead to delays in our development or commercialization efforts. If third parties are successful in their claims, we might have to pay substantial damages or take other actions that are adverse to our business. As a result of intellectual property infringement claims, or to avoid potential claims, we might be:

•	prohibited from selling or licensing any product candidate that we may develop unless the patent holder licenses the patent to us, which it is not required to do;

•	required to expend considerable amounts of money in defending the claim;

•	required to pay substantial royalties or grant a cross license to our patents to another patent holder;

•	required to pay substantial monetary damages; or

•	required to redesign the formulation of a product so it does not infringe, which may not be possible or could require substantial funds and time.

We may also be forced to bring an infringement action if we believe that a third party is infringing our protected intellectual property. Any such litigation will be costly, time consuming and divert management’s attention, and the outcome of any such litigation may not be favorable to us.

Our intellectual property rights may not preclude competitors from developing competing products and our business may suffer.

If we are not able to protect our proprietary technology, trade secrets and know-how, our competitors may use our intellectual property to develop competing products. Our patents, including our licensed patents relating to the use and manufacture of Aridol and Bronchitol, may not be sufficient to prevent others from competing with us. Most of our patents covering Aridol and Bronchitol expire in 2015. Therefore, we will not be able to depend on these patents past these relevant dates to exclude competitors from developing generic versions of Aridol and Bronchitol. Our issued patents and those that we may issue in the future, or those licensed to us, may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products or the term of patent protection that we may have for our product candidates. The occurrence of any of the foregoing events could harm our competitive position and seriously harm our business.

Our trade secrets relating to our product candidates and the manufacture of our product candidates may become known or independently discovered or competitors may develop alternatives. We disclose confidential information and trade secrets from time to time provided that the recipient executes a non-disclosure agreement or otherwise owes us obligations of confidentiality. Confidentiality agreements may be breached and we may have no effective remedy for such a breach. Enforcing a claim that a third party illegally obtained and is using our trade secrets is expensive and time consuming, and the outcome is unpredictable. Failure to obtain or maintain confidential information and trade secret protection could adversely affect our competitive business position.

If we fail to enforce adequately or defend our intellectual property rights our business may be harmed.

Our commercial success depends, to a large extent, on obtaining and maintaining patent and trade secret protection for our products, the methods used to manufacture those products and the methods for treating patients using those products. A key tool in protecting our products and our technologies from unauthorized use by third parties is the extent that valid and enforceable patents or trade secrets cover them. Our ability to obtain patents is uncertain and there is a risk that we may not be able to secure and maintain patents which we require to defend our intellectual property position. Patents provide only limited protections and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Some countries in which we may sell our product candidates or license our intellectual property may fail to protect our intellectual property rights to the same extent as the protection that may be afforded in the United States or Australia. Some legal principles remain unresolved and there has not been a consistent policy regarding the breadth or interpretation of claims allowed in patents in the United States, the European Union, Australia or elsewhere. In addition, the specific content of patents and patent applications that are necessary to support and interpret patent claims is highly uncertain due to the complex nature of the relevant legal, scientific and factual issues. Changes in either patent laws or in interpretations of patent laws in the United States, the European Union or elsewhere may diminish the value of our intellectual property or narrow the scope of our patent protection.

Even if patents are issued, those patents can be challenged by our competitors who can argue such patents are invalid. Patents also will not protect our products if competitors devise ways of making these product candidates without legally infringing our patents. The U.S. Federal Food, Drug and Cosmetic Act and FDA regulations and policies and equivalents in other jurisdictions provide incentives to manufacturers to challenge patent validity or create modified, noninfringing versions of a drug in order to facilitate the approval of abbreviated new drug applications for generic substitutes.

Proprietary trade secrets and unpatented know-how are also very important to our business. We rely on trade secrets to protect our technology, especially where we do not believe that patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. Our employees, consultants, contractors, outside scientific collaborators and other advisors may unintentionally or willfully disclose our confidential information to competitors, and confidentiality agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Enforcing a claim that a third party illegally obtained and is using our trade secrets is expensive and time consuming, and the outcome is unpredictable. Failure to obtain or maintain trade secret protection could adversely affect our competitive business position. To date, we are not aware of any unintentional or willful disclosure of any of our material confidential information or any unauthorized use of our confidential information and we have not been required to seek remedy for any such unauthorized disclosure or use.

Risks Relating to Resources

If we fail to attract and keep senior management and key scientific personnel, we may be unable to successfully develop and commercialize our product candidates.

Our success depends on our continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel, manufacturing personnel, sales and marketing personnel and on our ability to develop and maintain important relationships with clinicians, scientists and leading academic and health institutions, including in particular ANU Enterprises Pty Ltd, the Australian National University and the Central Sydney Area Health Service.

The loss of services of one or more of our members of key management could delay or compromise the successful completion of our clinical trials or the commercialization of Aridol and Bronchitol and our other product candidates. We enter into employment agreements with each of our employees, including each member of our key management. Each of our employees agree to a specific period of notice that they or we must give in order to terminate their employment. Employees can terminate their employment by giving between one to three months notice (as set out in the relevant employee’s employment agreement).

In the near term we will need to attract and retain manufacturing personnel and sales and marketing personnel and effectively integrate them into our organization to coincide with the expected commencement of commercial sales of Aridol in Europe and Australia. If we fail to attract or effectively integrate new personnel and consultants into our organization and create effective working relationships among them and other members of management, the future development and commercialization of Aridol and our other product candidates may suffer, harming future regulatory approvals, sales of our products and our results of operations.

There is significant competition from other companies and research and academic institutions for qualified personnel in the areas of our activities. If we fail to identify, attract, retain and motivate these highly skilled personnel, we may be unable to continue our development and commercialization activities.

The addition of new employees and the loss of key employees, particularly in key positions, can be disruptive and may also cause the future development and commercialization of our product candidates to suffer, harming future regulatory approvals, sales of our products and our results of operations.

We do not currently carry “key person” insurance on the lives of members of senior management. We consider that at this stage of our development it is reasonable not to carry any key person insurance.

We will need to significantly increase the size of our organization, and we may experience difficulties in managing growth.

We are currently a small company with 43 employees and full time contractors as of September 30, 2005. In order to continue our clinical trials and commercialize our product candidates, manufacture commercial quantities of Aridol and market and sell Aridol, we will need to increase our operations, including expanding our employee base. Our future financial performance and our ability to commercialize our products and to compete effectively will depend, in part, on our ability to manage any future growth effectively. To that end, we must be able to:

•	manage our preclinical studies and clinical trials effectively;

•	undertake and manage the manufacturing of product effectively;

•	undertake and manage sales and marketing effectively;

•	integrate current and additional management, administrative, financial and sales and marketing personnel;

•	develop our administrative, accounting and management information systems and controls; and

•	hire and train additional qualified personnel.

The acquisition or licensing of other products or product candidates may put a strain on our operations and will likely require us to seek additional financing.

One of our strategies is to develop and license or acquire complementary products or product candidates. We have no present agreement regarding any new material licensing or acquisitions. However, if we do undertake any licensing or acquisitions, the process of undertaking the licensing or acquisitions and integrating a licensed or acquired product or product candidate into our business may put a strain on our operations, including diversion of personnel and financial resources and diversion of management’s attention. In addition, any acquisition would give rise to potentially significant additional operating costs which would likely require us to seek additional financing. Future acquisitions could result in additional issuances of equity securities that would dilute the ownership of existing shareholders and holders of our ADSs. Future acquisitions could also result in us incurring debt, contingent liabilities or the amortization of expenses related to other intangible assets, any of which could adversely affect our operating results.

Risks Relating to Takeovers

Our constitution may discourage attempts by shareholders to make a proportional takeover for us and could restrict the ability for shareholders to obtain a premium from such a transaction.

Provisions of our constitution contain a proportional takeover provision which provides that if a person makes a proportional takeover offer for less than all of the share capital in us, shareholders are entitled to vote to determine whether the proportional takeover offer may proceed. A person may wish to make a proportional takeover offer for a number of reasons, including, if they wish to increase their control of us and/or influence the composition of the board of directors. Arguably, the proportional takeover provisions in our constitution make it more difficult to achieve a proportional takeover and therefore may discourage proportional takeover offers and make it more difficult for a person to gain proportional control of us and could restrict the ability for shareholders to obtain a premium from such a transaction.

Australian takeovers laws may discourage takeover offers being made for us or may discourage the acquisition of large numbers of our shares.

We are incorporated in Australia and are subject to the takeovers laws of Australia. Among other things, we are subject to the Corporations Act 2001 (Commonwealth of Australia). Subject to a range of exceptions, the Corporations Act prohibits the acquisition of a direct or indirect interest in our issued voting shares (including through the acquisition of ADSs) if the acquisition of that interest will lead to a person’s or someone else’s voting power in us increasing from 20% or below to more than 20%, or increasing from a starting point that is above 20% and below 90%. Exceptions to the general prohibition include circumstances where the person makes a formal takeover bid for us, if the person obtains shareholder approval for the acquisition or if the person acquires less than 3% of the voting power of us in any rolling six month period. Australian takeovers laws may discourage takeover offers being made for us or may discourage the acquisition of large numbers of our shares. This may have the ancillary effect of entrenching our board of directors and may deprive or limit strategic opportunities of our shareholders and ADS holders to sell their shares and may restrict the ability of our shareholders and ADS holders to obtain a premium from such transactions. See “Description of Share Capital – Change of Control.”

Risks Related to this Offering and an Investment in our ADSs or Ordinary Shares

The price of our ordinary shares is highly volatile and could decline significantly.

The market price of our ordinary shares historically has been, and we expect will continue to be, subject to significant fluctuations over short periods of time. These fluctuations may be due to factors specific to us, to changes in analysts’ recommendations and earnings estimates, to arbitrage between our Australian quoted shares and our ADSs, to changes in exchange rates, or to factors affecting the biopharmaceutical industry or the securities markets in general. For example, from our initial quotation on the Australian Stock Exchange on November 10, 2003 until October 31, 2005, the closing price per share of our ordinary shares ranged from a low of A$0.34 on November 27, 2003 to a high of A$3.12 on October 4, 2005. We may experience a material decline in the market price of our shares, regardless of our operating performance. Therefore, a holder of our ordinary shares or ADSs may not be able to sell those ordinary shares or ADSs at or above the price paid by such holder for such shares or ADSs. Price declines in our ordinary shares or ADSs could result from a variety of factors, including many outside our control. These factors include:

•	adverse or inconclusive results or delays in our clinical trial programs;

•	unforeseen safety issues or adverse side effects resulting from the clinical trials or the commercial use of any of our products;

•	regulatory actions in respect of any of our products or the products of any of our competitors;

•	failure of any of our product candidates, such as Aridol, if approved, to achieve commercial success;

•	announcements of the introduction of new products by us or our competitors;

•	market conditions, including market conditions in the pharmaceutical and biotechnology sectors;

•	increases in our costs or decreases in our revenues due to unfavorable movements in foreign currency exchange rates;

•	developments or litigation concerning patents, licenses and other intellectual property rights;

•	litigation or public concern about the safety of our potential products;

•	changes in recommendations or earnings estimates by securities analysts;

•	actual and anticipated fluctuations in our quarterly operating results;

•	deviations in our operating results from the estimates of securities analysts;

•	rumors relating to us or our competitors;

•	additions or departures of key personnel;

•	changes in third-party reimbursement policies; and

•	developments concerning current or future strategic alliances or acquisitions.

Class action litigation has been brought in the past against companies which have experienced volatility in the market price of their securities. We may become involved in this type of litigation in the future. Litigation of this type is often extremely expensive and diverts management’s attention and company’s resources.

Rights as a holder of ordinary shares are governed by Australian law and our Constitution and differ from the rights of shareholders under U.S. law. Holders of our ordinary shares or ADSs may have difficulty in effecting service of process in the United States or enforcing judgments obtained in the United States.

Pharmaxis Ltd is a public company incorporated under the laws of Australia. Therefore, the rights of holders of our ordinary shares are governed by Australian law and our Constitution. These rights differ from the typical rights of shareholders in U.S. corporations. The rights of holders of ADSs are affected by Australian law and our Constitution but are governed by U.S. law. Circumstances that under U.S. law may entitle a shareholder in a U.S. company to claim damages may also give rise to a cause of action under Australian law entitling a shareholder in an Australian company to claim damages. However, this will not always be the case.

Holders of our ordinary shares or ADSs may have difficulties enforcing, in actions brought in courts in jurisdictions located outside the U.S., liabilities under U.S. securities laws. In particular, if such a holder sought to bring proceedings in Australia based on U.S. securities laws, the Australian court might consider:

•	that it did not have jurisdiction; and/or

•	that it was not an appropriate forum for such proceedings; and/or

•	that, applying Australian conflict of laws rule, U.S. law (including U.S. securities laws) did not apply to the relationship between holders of our ordinary shares or ADSs and us or our directors and officers; and/or

•	that the U.S. securities laws were of a public or penal nature and should not be enforced by the Australian court.

All of our directors and executive officers are residents of countries other than the U.S. Furthermore, all or a substantial portion of their assets and our assets are located outside the U.S. As a result, it may not be possible for a holder of our ordinary shares or ADSs to:

•	effect service of process within the U.S. upon any of our directors and executive officers or on us;

•	enforce in U.S. courts judgments obtained against any of our directors and executive officers or us in the U.S. courts in any action, including actions under the civil liability provisions of U.S. securities laws;

•	enforce in U.S. courts judgments obtained against any of our directors and senior management or us in courts of jurisdictions outside the United States in any action, including actions under the civil liability provisions of U.S. securities laws; or

•	bring an original action in an Australian court to enforce liabilities against any of our directors and executive officers or us based upon U.S. securities laws.

Holders of our ordinary shares and ADSs may also have difficulties enforcing in courts outside the U.S. judgments obtained in the U.S. courts against any of our directors and executive officers or us, including actions under the civil liability provisions of the U.S. securities laws.

Investors purchasing our ADSs will suffer immediate and substantial dilution.

The public offering price for our ADSs will be substantially higher than the net tangible book value per share of our outstanding ordinary shares and ADSs immediately after this offering. If you purchase ADSs in this offering, you will incur substantial and immediate dilution in the net tangible book value of your investment. Net tangible book value per ordinary share and ADS represents the amount of total tangible assets less total liabilities, divided by the number of ordinary shares and ADSs, respectively, then outstanding. To the extent that options that are currently outstanding are exercised or converted, there will be further dilution in your shares. We will also issue additional shares, option or warrants in the future that may result in further dilution of your shares. See “Dilution” for a calculation of the extent to which your investment will be diluted.

Shares or ADSs eligible for public sale after this offering could adversely affect the price of our ordinary shares.

The market price for our shares or ADSs could decline as a result of sales by our existing shareholders or management of ordinary shares in the market after this offering, or the perceptions that these sales could occur. These sales may also make it difficult for us to sell equity securities in the future at a time and at a price when we deem appropriate. The lock-up agreements relating to certain of our shareholders provide that they may not dispose of ordinary shares for a certain period following the date of this prospectus. For more information on our principal shareholders, their lock-up agreements and their shares eligible for future sale, see “Principal and Selling Shareholders,” “Underwriting” and “Shares Eligible for Future Sale.”

Currency fluctuations may adversely affect the price of the ADSs relative to the price of our ordinary shares.

The price of our ordinary shares is quoted in Australian dollars and the price of our ADSs is quoted in U.S. dollars. Movements in the Australian dollar/U.S. dollar exchange rate may adversely affect the U.S. dollar price of our ADSs and the U.S. dollar equivalent of the price of our ordinary shares. In the last two years, the Australian dollar has as a general trend appreciated against the U.S. dollar. Any continuation of this trend may positively affect the U.S. dollar price of our ADSs and the U.S. dollar equivalent of the price of our ordinary shares, even if the price of our ordinary shares in Australian dollars increases or remains unchanged. However, this trend may not continue and may be reversed. If the Australian dollar weakens against the U.S. dollar, the U.S. dollar price of the ADSs could decline, even if the price of our ordinary shares in Australian dollars increases or remains unchanged. If dividends are payable, we will likely calculate and pay any cash dividends in Australian dollars and, as a result, exchange rate movements will affect the U.S. dollar amount of any dividends holders of our ADSs will receive from the depositary (as defined below in “Description of American Depositary Shares”). As previously noted, in the last two years, the Australian dollar has as a general trend appreciated against the U.S. dollar. Any continuation of this trend may positively affect the U.S. dollar value of our dividends. However, this trend may not continue and may be reversed. A reversal of this trend may result in a decrease in the U.S. dollar value of our dividends. The potential impact that currency fluctuations may have on our earnings is set out in the risk factor “Risks Related to Our Business – Currency fluctuations may expose us to increased costs and revenue decreases.”

Circumstances may change, leading us to exercise our discretion to use the proceeds of this offering in a manner different from that currently envisaged, and we may not use the proceeds effectively, which could affect the results of operations and cause our share price to decline.

We expect to use the net proceeds of this offering for the further development of Aridol and Bronchitol and commercialization of Aridol, pre-clinical development of our product pipeline and further expansion of our manufacturing facilities, and we expect to use any remaining net proceeds of this offering and the net proceeds of the Australian Placement to accelerate the commercialization and investigate additional indications for Bronchitol, for working capital and for general corporate purposes. We have not determined the exact amounts or timing of these expenditures and our directors and management may be required to exercise their discretion, in the best interests of Pharmaxis, in utilizing the net proceeds of this offering. We may use the proceeds in ways that are different from our current intentions and you may not agree with the uses we choose. We may use the proceeds in ways that do not necessarily improve our results of operations or enhance the value of our shares or ADSs. The failure to apply these funds effectively could result in financial losses that could cause the price of our shares and ADSs to decline and delay the development of our drug candidates.

We may become a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes, which could result in negative tax consequences to the holders of our ordinary shares or ADSs.

Based on an analysis of our assets and gross income, we do not believe that we will be a PFIC for our current tax year or that we were a PFIC for our tax year ended June 30, 2005. However, our analysis indicates that we may have been a PFIC for our tax year ended June 30, 2004. We have not conducted a PFIC analysis for any tax year prior to our tax year ended June 30, 2004. The determination of whether we are, or at any time in the past have been, a PFIC is made annually on a taxable year basis and depends on factors such as the composition of our income and the value of our assets. Therefore, it is possible that we could be classified as a PFIC for our current taxable year and any future taxable year. If we are classified as a PFIC in any taxable year that a “U.S. Holder” (as defined in the section entitled “Taxation”) owns our ordinary shares or ADSs, we generally will continue to be treated as a PFIC for that U.S. Holder in all succeeding years. Such U.S. Holder would be subject to additional taxes on any “excess distributions” received from us and any gain realized from the sale or other disposition of our ordinary shares or ADSs.

We urge U.S. investors to consult their own tax advisors about the application of the PFIC rules and certain elections that may help to minimize adverse U.S. federal income tax consequences in their particular circumstances. For a further discussion of the U.S. federal income tax consequences of investing in a PFIC, see the discussion below under the section entitled “Taxation – U.S. Taxation – Passive Foreign Investment Companies.”

We have never paid a dividend and we do not intend to pay dividends in the foreseeable future which means that holders of shares and ADSs may not receive any return on their investment from dividends.

To date, we have not declared or paid any cash dividends on our ordinary shares and currently intend to retain any future earnings for funding growth. We do not anticipate paying any dividends in the foreseeable future. Dividends may only be paid out of our profits. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors or, if our directors do not exercise their power to issue dividends, our shareholders in a general meeting may. Our holders of shares and ADSs may not receive any return on their investment from dividends.

Our ADR holders are not shareholders and do not have shareholder rights.

The Bank of New York, as depositary, executes and delivers our American Depositary Receipts, or ADRs, on our behalf. Each ADR is a certificate evidencing a specific number of American Depositary Shares, also referred to as ADSs. Our ADR holders will not be treated as shareholders and do not have the rights of shareholders. The depositary will be the holder of the shares underlying our ADRs. Holders of our ADRs will have ADR holder rights. A deposit agreement among us, the depositary and our ADR holders, and the beneficial owners of ADRs, sets out ADR holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs. For a description of ADR holder rights, see “Description of American Depositary Shares.” Our shareholders have shareholder rights. Australian law and our constitution governs shareholder rights. For a description of our shareholders’ rights, see “Description of Share Capital.”

Our ADR holders do not have the same voting rights as our shareholders. Shareholders are entitled to our notices of general meetings and to attend and vote at our general meetings of shareholders. At a general meeting, every shareholder present (in person or by proxy, attorney or representative) and entitled to vote has one vote on a show of hands. Every shareholder present (in person or by proxy, attorney or representative) and entitled to vote has one vote per fully paid ordinary share on a poll. This is subject to any other rights or restrictions which may be attached to any shares. Our ADR holders may instruct the depositary to vote the ordinary shares underlying their ADRs, but only if we ask the depositary to ask for their instructions. If we do not ask the depositary to ask for the instructions, our ADR holders are not entitled to receive our notices of general meeting or instruct the depositary how to vote. Our ADR holders will not be entitled to attend and vote at a general meeting unless they withdraw the ordinary shares. However, our ADR holders may not know about the meeting enough in advance to withdraw the shares. If we ask for our ADR holders’ instructions, the depositary will notify our ADR holders of the upcoming vote and arrange to deliver our voting materials and form of notice to them. The depositary will try, as far as practical, subject to Australian law and the provisions of the depositary agreement, to vote the shares as our ADR holders instruct. The depositary will not vote or attempt to exercise the right to vote other than in accordance with the instructions of the ADR holders. We cannot assure our ADR holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their shares. In addition, there may be other circumstances in which our ADR holders may not be able to exercise voting rights.

Our ADR holders do not have the same rights to receive dividends or other distributions as our shareholders. Subject to any special rights or restrictions attached to a share, the directors may determine that a dividend will be payable on a share and fix the amount, the time for payment and the method for payment (although we have never declared or paid any cash dividends on our ordinary stock and we do not anticipate paying any cash dividends in the foreseeable future). Dividends may be paid on shares of one class but not another and at different rates for different classes. Dividends and other distributions payable to our shareholders with respect to our ordinary shares generally will be payable directly to them. Any dividends or distributions payable with respect to ordinary shares will be paid to the depositary, which has agreed to pay to our ADR holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. Our ADR holders will receive these distributions in proportion to the number of shares their ADSs represent. In addition, there may be certain circumstances in which the depositary may not pay to our ADR holders amounts distributed by us as a dividend or distribution. See the risk factor “Risks Related to this Offering and an Investment in our ADSs or Ordinary Shares – There are circumstances where it may be unlawful or impractical to make distributions to the holders of our ADRs” in this “Risk Factors.”

There are circumstances where it may be unlawful or impractical to make distributions to the holders of our ADRs.

The deposit agreement with the depositary allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. If a distribution is payable by us in Australian dollars, the depositary will hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, our ADR holders may lose some of the value of the distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. This means that our ADR holders may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us or the depositary to make them available to them.

Special Note Regarding Forward-Looking Statements

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our business and scientific strategies;

•	the progress of our product development programs, including our clinical trials;

•	our expectations with respect to regulatory submissions and approvals;

•	our expectations with respect to corporate collaborations, including revenues expected from such collaborations;

•	our estimates regarding our research and development expenses;

•	the protection of our intellectual property; and

•	our estimates regarding our capital requirements, the sufficiency of our cash resources and our need for additional financing.

The words “anticipates,” believes,” “continue,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “projects,” “should,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements that we make. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the cautionary statements in this prospectus, particularly in the section entitled “Risk Factors.” However, new factors emerge from time to time and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Use of Proceeds

We expect to receive approximately U.S.$28.3 million in net proceeds from the sale of 1,300,000 ADSs, representing 19,500,000 ordinary shares, offered by us in this offering, at a public offering price of U.S.$24.16 per ADS (A$33.00 per ADS) (which Australian dollar amounts have been translated from U.S. dollars based upon the noon buying rates in New York City as determined by the Federal Reserve Bank of New York, or the Noon Buying Rates, on November 7, 2005), after deducting the underwriting discount and estimated offering expenses payable by us.

In addition to the net proceeds of this offering, we expect to receive U.S.$30.2 million in net proceeds from the sale of 19,900,000 ordinary shares, at an offering price of A$2.20 per ordinary share (U.S.$1.61 per ordinary share) (which U.S. dollar amounts have been translated based upon the Noon Buying Rates on November 7, 2005), after deducting the underwriting fees and estimated offering expenses payable by us, in the Australian Placement.

It is not a condition of the closing of this offering that any ordinary shares be sold pursuant to the Australian Placement, and it is not a condition of the closing of the Australian Placement that any ADSs be sold pursuant to this offering.

We will not receive the proceeds from any ADSs sold by the selling shareholders pursuant to the underwriter’s over-allotment option, if exercised.

We expect to primarily use the net proceeds of this offering as follows:

•	to fund clinical development for Bronchitol in patients with cystic fibrosis;

•	to fund clinical development of Aridol for management of asthma and chronic obstructive pulmonary disease;

•	prepare for the commercial launch of Aridol for management of asthma;

•	to fund clinical development for Bronchitol in patients with bronchiectasis and chronic bronchitis;

•	to fund pre-clinical development of our product pipeline; and

•	to fund further expansion of our manufacturing facilities.

We intend to use the remainder of the net proceeds from this offering and the net proceeds from the Australian Placement to accelerate the commercialization and investigate additional indications for Bronchitol, for working capital and for general corporate purposes, including capital expenditures and working capital. We may also use a portion of our net proceeds to in-license product candidates, enter into future collaborations or to invest in businesses or technologies that we believe are complementary to our own. We have no present understandings, commitments or agreements to enter into any potential acquisitions, collaborations or investments at this time.

The amount and timing of our actual expenditures may vary significantly depending on numerous factors, including the status of our product development, regulatory requirements and our commercialization efforts, the amount of proceeds actually raised in this offering, and the amount of proceeds generated, if any, by entering into future collaborations. The ultimate use of our cash resources may vary significantly from the estimated uses outlined above. Accordingly, we will retain broad discretion over the use of net proceeds of this offering and the Australian Placement.

We believe that the net proceeds of this offering will be sufficient to meet our capital requirements for at least the next 12 months. Pending the application of the net proceeds as described above, we intend to invest our available cash resources in short-term, interest-bearing, investment-grade securities.

Price Range of Ordinary Shares and American Depositary Shares

Ordinary Shares

The following tables present, for the periods indicated, the high and low market prices for our ordinary shares reported on the Australian Stock Exchange since November 10, 2003, the date on which our ordinary shares were initially quoted. Prior to the initial quotation of our ordinary shares on the Australian Stock Exchange on November 10, 2003, our ordinary shares were not regularly traded in any organized market and were not liquid.

		High	Low
		A$	A$

Fiscal Year 2004	First Quarter	$–	$–
	Second Quarter	0.570	0.340
	Third Quarter	0.550	0.360
	Fourth Quarter	0.510	0.415
	From November 10, 2003 to June 30, 2004	0.570	0.340

Fiscal Year 2005	First Quarter	0.860	0.485
	Second Quarter	0.940	0.730
	Third Quarter	1.310	0.730
	Fourth Quarter	1.850	1.020
	Full Year	1.850	0.485

Fiscal Year 2006 (through November 4, 2005)		3.280	1.530

Most Recent Six Months
May 2005		1.280	1.020
June 2005		1.850	1.155
July 2005		1.890	1.530
August 2005		2.410	1.715
September 2005		2.970	2.070
October 2005		3.280	2.330

As of September 30, 2005, 11% of our ordinary shares were held in the United States by ten holders of record, and 87.8% of our ordinary shares were held in Australia by 2,880 holders of record.

American Depositary Shares

The following table presents, for the periods indicated, the high and low market prices for our ADSs as reported on the Nasdaq National Market since August 29, 2005, the date on which our ADSs were initially quoted. Prior to the initial quotation of our ADSs on the Nasdaq National Market on August 29, 2005, our ADSs were not traded in any organized market and were not liquid. For a description of the rights of our ADSs, see “Description of American Depositary Shares.”

	High	Low
	U.S.$	U.S.$
August 2005	$30.230	$26.400
September 2005	32.000	23.750
October 2005	35.980	28.360
Fiscal 2006 (through November 3, 2005)	35.980	23.750

As of September 30, 2005, 5,700 ADSs, representing 85,500 ordinary shares, were outstanding in the United States, all of which were held of record by Cede & Co.

Dividend Policy

We have never declared or paid any cash dividends on our ordinary shares and we do not anticipate paying any cash dividends in the foreseeable future. Dividends may only be paid out of our profits and will depend upon our results of operations, financial condition, current and anticipated cash needs, contractual restrictions, restrictions imposed by applicable law and other factors that our board of directors deem relevant. Payment of any future cash dividends will be at the discretion of our board of directors or, if our directors do not exercise their power to issue dividends, our shareholders in a general meeting. See “Description of Share Capital – Dividends.”

Capitalization

The following table presents our capitalization as of June 30, 2005 under U.S. GAAP:

•	on an actual basis;

•	on an as adjusted basis to give effect to the sale by us of 19,500,000 ordinary shares, in the form of 1,300,000 ADSs, in this offering at a public offering price of U.S.$24.16 per ADS (A$33.00 per ADS) (which Australian dollar amounts have been translated from U.S. dollars based upon the noon buying rates in New York City as determined by the Federal Reserve Bank of New York, or the Noon Buying Rates, on November 7, 2005), after deducting the underwriting discount and estimated offering expenses, and without giving effect to the sale of any ordinary shares in the Australian Placement; and

•	on an as adjusted basis to give effect to the sale by us of (i) 19,500,000 ordinary shares, in the form of 1,300,000 ADSs, in this offering at a public offering price of U.S.$24.16 per ADS (A$33.00 per ADS) (which Australian dollar amounts have been translated from U.S. dollars based upon the Noon Buying Rates on November 7, 2005), after deducting the underwriting discount and estimated offering expenses, and (ii) 19,900,000 ordinary shares in the Australian Placement at an offering price of A$2.20 per ordinary share (U.S.$1.61 per ordinary share) (which U.S. dollar amounts have been translated from Australian dollars based upon the Noon Buying Rates on November 7, 2005), after deducting the underwriting fees and estimated offering expenses.

The following table should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2005
	Actual	As adjusted for this offering	As adjusted for this offering and the Australian Placement	Actual	As adjusted for this offering	As adjusted for this offering and the Australian Placement
	A$	A$	A$	U.S.$(1)	U.S.$(1)	U.S.$(1)
	(in thousands, except share data)

134,770,092 ordinary shares, nil par value, issued and outstanding, actual; 155,770,092 shares issued and outstanding, as adjusted for this offering; 173,270,092 shares issued and outstanding, as adjusted for this offering and the Australian Placement.	$56,339	$95,056	$136,333	$42,919	$72,414	$103,859
Deficit accumulated during the development stage	(20,872)	(20,872)	(20,872)	(15,900)	(15,900)	(15,900)

Shareholders’ equity	35,467	74,184	115,461	27,019	56,514	87,959

Total capitalization	$35,467	$74,184	$115,461	$27,019	$56,514	$87,959

(1)	The amounts have been translated into U.S. dollars from Australian dollars based upon the Noon Buying Rates on June 30, 2005. These translations, and the other translations described above, are merely for the convenience of the reader and should not be construed as representations that the Australian dollar amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or vice versa.

The actual and as adjusted amounts in the above table exclude:

•	10,914,000 ordinary shares issuable as of June 30, 2005 upon the exercise of outstanding options with a weighted average exercise price of A$0.308 per share; and

•	ordinary shares issuable upon the exercise of options that may be granted in the future under our employee option plan, which are limited to no more than 15% of the ordinary shares and options to purchase ordinary shares outstanding at any given time.

As of June 30, 2005, we had no guaranteed or unguaranteed, or secured and unsecured, indebtedness.

Dilution

Our net tangible book value as of June 30, 2005 was A$34.4 million, or A$0.25 per ordinary share or U.S.$2.88 per ADS, based on 134,770,092 outstanding ordinary shares. Net tangible book value per ordinary share represents the total amount of our tangible net assets reduced by the amount of our liabilities and divided by the number of ordinary shares outstanding.

The offering prices presented in U.S. dollars in this section entitled “Dilution” have been translated into Australian dollars, and vice versa, based upon the noon buying rates in New York City as determined by the Federal Reserve Bank of New York on November 7, 2005.

Dilution in connection with this Offering and the Australian Placement

Our as adjusted net tangible book value as of June 30, 2005 would have been A$114.4 million or A$0.66 per ordinary share or U.S.$7.52 per ADS after giving effect to:

•	the sale by us of 19,500,000 ordinary shares, in the form of 1,300,000 ADSs, in this offering at a public offering price of U.S.$24.16 per ADS (A$2.20 per ordinary share), after deducting the underwriting discount and estimated offering expenses; and

•	the sale by us of 19,900,000 ordinary shares in the Australian Placement at an offering price of A$2.20 per ordinary share (U.S.$1.61 per ordinary share), after deducting the underwriting fees and estimated offering expenses.

This represents an immediate increase in net tangible book value of A$0.41 per ordinary share to existing shareholders and an immediate dilution of A$1.54 per ordinary share or U.S.$16.64 per ADS to new investors purchasing ADSs in this offering.

For purposes of the table below, dilution per ordinary share and per ADS represents the difference between the price per ordinary share and per ADS to be paid by new investors for the ADSs sold in this offering and the net tangible book value per ordinary share and per ADS immediately after this offering and the Australian Placement. The following table presents the per ordinary share and ADS dilution:

	Ordinary Share	ADS	Ordinary Share	ADS
	U.S.$	U.S.$	U.S.$	U.S.$
Public offering price per ordinary share			$1.61	$24.16
Net tangible book value per ordinary share and ADS as of June 30, 2005	$0.19	$2.88
Increase in net tangible book value per ordinary share and ADS attributable to new investors in this offering	0.16	2.46
Increase in net tangible book value per ordinary share and ADS attributable to the Australian Placement	0.15	2.18

As adjusted net tangible book value per ordinary share and ADS after this offering and the Australian Placement			0.50	7.52

Dilution per ordinary share and ADS to new investors in this offering			$1.11	$16.64

The following table presents the differences between the total consideration paid to us and the average price per ordinary share paid by existing shareholders and by investors in the Australian Placement and by new investors purchasing ADSs evidencing ordinary shares in this offering:

	Shares Purchased		Total Consideration		Average Price Per Ordinary Share		Average Price Per ADS
	Number	Percent	Amount	Percent
			U.S.$		A$	U.S.$	A$	U.S.$
Existing Shareholders	134,770,092	77.4%	$40,616,891	39.0%	$0.40	$0.30	$–	$–
Investors in Australian Placement	19,900,000	11.4	32,055,716	30.8	2.20	1.61	33.00	24.16
New Investors purchasing ADSs	19,500,000	11.2	31,408,000	30.2	2.20	1.61	33.00	24.16

Total	174,170,092	100%	$104,080,607	100%

Dilution in connection with this Offering

Our as adjusted net tangible book value as of June 30, 2005 would have been A$73.1 million or A$0.47 per ordinary share or U.S.$5.34 per ADS after giving effect to the sale by us of 19,500,000 ordinary shares, in the form of 1,300,000 ADSs, in this offering at a public offering price of U.S.$24.16 per ADS (A$2.20 per ordinary share), after deducting the underwriting discount and estimated offering expenses, and without giving effect to the sale of any ordinary shares in the Australian Placement.

This represents an immediate increase in net tangible book value of A$0.22 per ordinary share to existing shareholders and an immediate dilution of A$1.73 per ordinary share or U.S.$18.82 per ADS to new investors purchasing ADSs in this offering.

For purposes of the table below, dilution per ordinary share and per ADS represents the difference between the price per ordinary share and per ADS to be paid by new investors for the ADSs sold in this offering and the net tangible book value per ordinary share and per ADS immediately after this offering. The following table presents the per ordinary share and ADS dilution:

	Ordinary Share	ADS	Ordinary Share	ADS
	U.S.$	U.S.$	U.S.$	U.S.$
Public offering price per ordinary share			$1.61	$24.16
Net tangible book value per ordinary share and ADS as of June 30, 2005	$0.19	$2.88
Increase in net tangible book value per ordinary share and ADS attributable to new investors in this offering	0.16	2.46

As adjusted net tangible book value per ordinary share and ADS after this offering			0.35	5.34

Dilution per ordinary share and ADS to new investors in this offering			$1.26	$18.82

The following table presents the differences between the total consideration paid to us and the average price per ordinary share paid by existing shareholders and by new investors purchasing ADSs evidencing ordinary shares in this offering:

	Shares Purchased		Total Consideration		Average Price Per Ordinary Share		Average Price Per ADS
	Number	Percent	Amount	Percent
			U.S.$		A$	U.S.$	A$	U.S.$
Existing Shareholders	134,770,092	87.4%	$40,616,891	56.4%	$0.40	$0.30	$–	$–
New Investors purchasing ADSs	19,500,000	12.6	31,408,000	43.6	2.20	1.61	33.00	24.16

Total	154,270,092	100%	$72,024,891	100%

Exchange Rate Information

Our business is primarily conducted in the Commonwealth of Australia and all of our revenues and losses are denominated in Australian dollars. However, periodic reports filed with the Securities and Exchange Commission by us will include current period amounts translated into U.S. dollars using the then current exchange rates, for the convenience of our readers. The conversion of Australian dollars into U.S. dollars in this prospectus is based on the noon buying rate in the City of New York for cable transfers of Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York. Our fiscal year ends on June 30. We designate our fiscal year by the year in which that fiscal year ends; e.g. fiscal year 2005 refers to our fiscal year ended June 30, 2005.

The following tables present exchange rates of the Australian dollar into the U.S. dollars for the periods indicated. Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

Period	Average	High	Low
	U.S.$	U.S.$	U.S.$
Five most recent fiscal years
2001	$0.5320	$0.5996	$0.4828
2002	0.5240	0.5748	0.4841
2003	0.5884	0.6729	0.5280
2004	0.7155	0.7979	0.6390
2005	0.7568	0.7974	0.6880
Six most recent months
May 2005	0.7663	0.7810	0.7550
June 2005	0.7667	0.7792	0.7498
July 2005	0.7524	0.7661	0.7403
August 2005	0.7614	0.7739	0.7469
September 2005	0.7651	0.7731	0.7537
October 2005	0.7535	0.7630	0.7468

Selected Financial Data

The following table presents our selected financial data for the dates and periods indicated. This data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The statement of operations data for the years ended June 30, 2003, 2004 and 2005, and for the period from inception (May 29, 1998) to June 30, 2005, and the balance sheet data as of June 30, 2004 and 2005, were derived from our audited financial statements and related notes thereto included elsewhere in this prospectus, were prepared in accordance with U.S. GAAP and are presented in Australian dollars (except as otherwise noted). The statement of operations data for the year ended June 30, 2002, and the balance sheet data as of June 30, 2002 and 2003, are derived from our audited financial statements and related notes thereto which are not included in this prospectus, were prepared in accordance with U.S. GAAP and are presented in Australian dollars (except as otherwise noted). Selected financial data for the year ended June 30, 2001 has been omitted because the underlying, discrete standalone financial information is unavailable, and therefore, such financial data cannot be provided without unreasonable expense or effort. Our fiscal year ends on June 30. We designate our fiscal year by the year in which that fiscal year ends; e.g., fiscal year 2005 refers to our fiscal year ended June 30, 2005.

	Year ended June 30,				Period from inception (May 29, 1998) to June 30, 2005	Year ended June 30, 2005(2)
	2002	2003	2004	2005
	A$	A$	A$	A$	A$	U.S.$
	(in thousands, except per share and footnote data)
Statement of Operations Data:
Revenue	$–	$–	$–	$–	$–	$–
Operating expenses:
Research and development(1)	486	925	4,806	7,885	14,664	6,007
General and administrative	141	981	2,182	3,105	6,550	2,365
Commercial	–	–	–	807	807	615
Amortization of intangible assets	83	86	89	90	485	69
Fair value of stock options issued to employees related to:
Research and development	32	261	253	115	753	88
Commercial	–	–	–	116	116	88
General and administrative	37	122	279	29	527	22

Total operating expenses	779	2,375	7,609	12,147	23,902	9,254

Loss from operations	(779)	(2,375)	(7,609)	(12,147)	(23,902)	(9,254)
Interest and other income	44	327	1,123	1,702	3,256	1,297
Amortization of preference share issue expenses	–	(65)	(161)	–	(226)	–

Net loss	$(735)	$(2,113)	$(6,647)	$(10,445)	$(20,872)	$(7,957)

Basic and diluted net loss per share	$(0.07)	$(0.19)	$(0.09)	$(0.08)	$(0.61)	$(0.06)

Weighted average number of ordinary shares used in calculating basic and diluted net loss per share(3)	11,200	11,200	75,744	123,933	34,068	123,933

(1)	Research and development expenses have been reduced by government research grants of A$663,000, A$751,000, A$1,105,000, A$1,132,000 and A$4,551,000 in fiscal 2002, 2003, 2004 and 2005, and the period from inception (May 29, 1998) to June 30, 2005, respectively.

(2)	The amounts have been translated into U.S. dollars from Australian dollars based upon the noon buying rates in New York City as determined by the Federal Reserve Bank of New York on June 30, 2005. These translations are merely for the convenience of the reader and should not be construed as representations that the Australian dollar amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

(3)	Fiscal 2002, 2003 and 2004, and the period from inception (May 29, 1998) to June 30, 2005, have been retroactively adjusted for an eight-for-one share split effected immediately prior to the closing of our initial public offering in Australia. The increase in ordinary shares in fiscal 2004 is attributable to our Australian initial public offering in which a total of 50,000,000 new ordinary shares were issued, and immediately before which 46,816,000 convertible redeemable preference shares converted to ordinary shares on a one-for-one basis. The increase in ordinary shares in fiscal 2005 is primarily attributable to a share placement and share purchase plan in which a total of 26,362,092 new ordinary shares were issued.

	As of June 30,
	2002	2003	2004	2005	2005
	A$	A$	A$	A$	U.S.$(2)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$751	$7,384	$25,101	$33,268	$25,344
Total assets	2,144	10,459	28,111	37,836	28,824
Convertible redeemable preference shares(1)	2,000	11,630	–	–	–
Total shareholders’ (deficit) equity	(46)	(1,776)	26,631	35,467	27,019

(1)	Convertible redeemable preference shares were converted to ordinary shares immediately prior to the quotation of our ordinary shares on the Australian Stock Exchange after our Australian initial public offering in November 2003.

(2)	The amounts have been translated into U.S. dollars from Australian dollars based upon the noon buying rates in New York City as determined by the Federal Reserve Bank of New York on June 30, 2005. These translations are merely for the convenience of the reader and should not be construed as representations that the Australian dollar amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. Please also see the section entitled “Special Note Regarding Forward-Looking Statements.” Our fiscal year ends on June 30. We designate our fiscal year by the year in which that fiscal year ends; e.g., fiscal year 2005 refers to our fiscal year ended June 30, 2005.

Overview

We are a specialist pharmaceutical company involved in the research, development and commercialization of therapeutic products for chronic respiratory and autoimmune diseases. Research is in progress into new treatments for autoimmune diseases including multiple sclerosis and rheumatoid arthritis. We are most advanced in the development of products for asthma and for chronic obstructive pulmonary diseases, including bronchiectasis and chronic bronchitis, and cystic fibrosis. At June 30, 2005, we had one product in the marketing application stage in Europe and Australia, four projects at clinical trial stage (in patients), one project in pre-clinical evaluation (prior to being administered to volunteers or patients), and two research projects to identify a compound for development. Our development program has been designed to produce a series of products for large world markets over the coming years.

We were incorporated in May 1998 and in October 1999 obtained a license to a series of patents in the autoimmune area owned by the Australian National University, or ANU. We issued 11.2 million ordinary shares valued at A$1.4 million to acquire the license. Our area of focus remained the autoimmune diseases area until October 2001 when we licensed a series of patents from the Central Sydney Area Health Service, or CSAHS, covering new treatments for chronic lung diseases and for the measurement of lung function. Our license with the ANU requires us to pay royalties based on sales revenue for products incorporating the licensed technology. Our current lead projects in the autoimmune area are not dependent on the technology licensed from the ANU. Our license agreement with the CSAHS requires us to pay royalties based on gross profit on product sales for products incorporating the licensed technology. Aridol and Bronchitol are derived from the CSAHS license.

We have incurred net losses since our inception. We recognized a net loss of A$2.1 million, A$6.6 million and A$10.4 million in the years ended June 30, 2003, 2004 and 2005, respectively. Our accumulated losses from inception to June 30, 2005 are A$20.9 million. We expect to incur increasing losses in the foreseeable future as we conduct clinical trials of our product candidates, expand our organization and prepare for the commercial launch of our products upon regulatory approval. We do not expect to generate revenue until we obtain regulatory approval to market and sell Aridol and sales of Aridol have commenced.

Research and Development

Our research and development expenses consist primarily of salaries and related employee benefits, costs associated with our clinical trials, non-clinical activities such as toxicology testing and scale-up synthesis, regulatory activities, the manufacture of material for clinical trials, development of manufacturing processes and research-related overhead expenses. Our most significant costs are for clinical trials, preclinical development and regulatory filings. These expenses include regulatory consultants, clinical supplies and payments to external vendors such as hospitals and investigators. We expense all research and development costs as they are incurred. We expect our research and development expenses to increase significantly in the future as we continue to move our product candidates through the development pipeline.

We classify our research and development expenses into four components:

1.	Our research unit based at the John Curtin School of Medical Research within the Australian National University, which is focused on autoimmune diseases.

2.	Our preclinical development group located at Frenchs Forest, which is managing the outsourced safety/toxicology studies of the Aridol and Bronchitol products and the preclinical development of lead compounds in the autoimmune area (PXS25/64 and PXS2076).

3.	Our clinical trials group located at Frenchs Forest, which designs and monitors our clinical trials.

4.	Our Australian Therapeutic Goods Administration, or TGA, registered manufacturing facility at Frenchs Forest focused on producing material for clinical trials and developing enhanced manufacturing processes. It is therefore classified as a research and development expenditure.

We have spent, before the recognition of any research grants received, approximately A$0.7 million, A$1.4 million and A$1.3 million and A$5.8 million on our autoimmune research and development activities in the years ended June 30, 2003, 2004, and 2005, and the period from inception to June 30, 2005, respectively. Our autoimmune research and development activities have been primarily directed at the diseases of multiple sclerosis and rheumatoid arthritis, and have explored a range of approaches. Our current autoimmune product candidates for these diseases are PXS25/64 and PXS2076, respectively. We have spent, before the recognition of any research grants received, approximately A$1.0 million, A$4.5 million, A$7.7 million and A$13.4 million on our respiratory research and development activities in the years ended June 30, 2003, 2004, and 2005, and the period from inception to June 30, 2005, respectively. Our respiratory research and development activities have been directed at asthma, cystic fibrosis and the chronic obstructive pulmonary diseases of bronchiectasis and chronic bronchitis, and have been exclusively focused on the development of our two current respiratory product candidates of Aridol and Bronchitol. Research and development expenses for these periods, both before and after the recognition of research grants received, are presented in additional detail in the following table:

	Year ended June 30,			Period from inception (May 29, 1998) to June 30, 2005
	2003	2004	2005
	A$	A$	A$	A$
	(in thousands)

Total research and development expenses before research grants received	$1,676	$5,911	$9,017	$19,215
Research grants recognized against related expenses	(751)	(1,105)	(1,132)	(4,551)

Net research and development	$925	$4,806	$7,885	$14,664

	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Autoimmune research and development	$668	$1,409	$1,276	$5,816
Respiratory research and development	1,008	4,502	7,741	13,399

	$1,676	$5,911	$9,017	$19,215

We expect to continue to incur significant costs in the foreseeable future as we pursue these activities. Although we cannot accurately forecast or reasonably estimate the additional costs that will be required to complete all of these activities, or the exact timing for their completion due to the potential failure risks and other uncertainties inherent in the development of new drugs, such as unsuccessful clinical trials, unsuccessful development and/or commercialization and delayed regulatory approvals, amongst others, we are able (except as noted below), in relation to the following clinical trials where the trial protocols have been finalized and negotiations with clinical research organizations and participating trial sites are sufficiently advanced, to reasonably estimate the costs and timeframes of the next anticipated milestones described below:

•	The cost to complete our U.S. Phase III study of Aridol used for the diagnosis and management of asthma is currently estimated to be approximately A$4 million. We expect to commence this trial during the fourth quarter of calendar 2005 and we expect to complete this trial in the second half of calendar 2006.

•	The cost to complete our Australian Phase II study of Aridol used to predict chronic obstructive pulmonary disease, or COPD, patient responsiveness to inhaled steroids is currently estimated to be approximately A$1 million. We commenced dosing for this trial in September 2005 and we expect to complete this trial in the second half of calendar 2006.

•	The cost to complete our Phase II dose-ranging study of Bronchitol for cystic fibrosis is currently estimated to be approximately A$1 million. We expect to commence this trial during the fourth quarter of calendar 2005 and we expect to complete this trial in the first half of calendar 2006.

•	The cost to complete our Phase II trial of Bronchitol for cystic fibrosis versus Pulmozyme® is currently estimated to be approximately A$1 million. We expect to commence this trial during the fourth quarter of calendar 2005 or first quarter of calendar 2006 and we expect to complete this trial in calendar 2007.

•	The cost to complete our European and Australian Phase III trial of Bronchitol for bronchiectasis is currently estimated to be approximately A$6 million. We expect to commence this trial, the first of two planned for this indication, during the fourth quarter of calendar 2005 or the first quarter of calendar 2006 and we expect to complete this trial in calendar 2007.

We expect to commence our multi-national Phase III trials of Bronchitol for cystic fibrosis during the first half of calendar 2006. We expect to commence our Phase II trial of Bronchitol for chronic bronchitis during calendar 2006. We expect to commence our Phase III trial of Bronchitol for bronchiectasis in the U.S. during the middle of calendar 2006. The cost and timeframe to complete these trials cannot be reasonably estimated at this time.

We do not expect to complete the U.S. clinical trials for Aridol before the end of 2005, or any of the Bronchitol research and development projects before the end of 2006 and, therefore, we do not expect to receive any sales revenues in the U.S. prior to the completion of these projects. We anticipate that we will make determinations as to which research and development projects to pursue and how much funding to direct to each project on an on-going basis in response to the scientific and clinical success of each product candidate and available funds.

We have two research grants with the Commonwealth of Australia that assist us in funding certain of the research programs.

Under our AusIndustry P3 Pharmaceuticals Partnerships Program funding deed with the Commonwealth of Australia, subject to certain conditions, the Commonwealth of Australia may, as of June 30, 2005, pay us a total amount of A$4.5 million between July 2005 and June 2008 for eligible pharmaceutical research and development activities undertaken by us in relation to the development of new treatments for autoimmune diseases and the development of new treatments for chronic respiratory diseases. For details regarding this research grant, see “Business – Material Contracts – AusIndustry P3 Pharmaceuticals Partnerships Program Funding Deed.”

Similarly, under our Start Grant Program funding deed with the Commonwealth of Australia, subject to certain conditions, the Commonwealth of Australia has provided us with a grant of 50% of our eligible expenditures on a project for the development of a new treatment for cystic fibrosis up to a maximum grant amount of A$3.0 million payable over the period from inception to December 31, 2005. For details regarding this research grant, see “Business – Material Contracts – Research and Development Start Program Grant Agreement.”

General and Administrative

General and administrative expenses consist primarily of salaries and related expenses and professional services fees and includes accounting, administration, office and public company costs. We anticipate that general and administrative expenses will increase as a result of the expected expansion of our operations, facilities and other activities associated with the planned expansion of our business. As an Australian listed company also recently listed in the U.S., we operate in an increasingly demanding regulatory environment which requires us to comply with the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the Securities and Exchange Commission, expanded disclosures, accelerated reporting requirements and more complex accounting rules. Responsibilities required by the Sarbanes-Oxley Act include establishing corporate oversight and adequate internal control. We also expect to incur additional costs for insurance and other professional fees associated with the quotation of our ordinary shares in the form of ADSs and becoming a public company in the U.S.

Commercial

Our commercial expenses consist of salaries and professional fees related to the commercial launch of Aridol in Australia, Europe and the U.S. We anticipate that commercial expenses will increase as we launch Aridol, and will expand to include other selling and marketing costs.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our financial statements which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant management judgment is required to make estimates in relation to: the carrying value and recoverability of intangible assets; the recoverability of deferred income taxes; stock-based compensation; the accruing of liabilities for clinical and preclinical development activities; and research development and grants. Actual results could differ from those estimates. Our significant accounting policies are more fully described in Note 3 to our financial statements appearing elsewhere in this prospectus. The following accounting policies are important in fully understanding and evaluating our reported financial results.

Intangible Assets

We review our capital assets, including patents and licenses, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. In performing the review, we estimate undiscounted cash flows from products under development that are covered by these patents and licenses. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount of the asset. Impairment, if any, is measured as the amount by which the carrying amount of the asset exceeds its fair value. Impairment, if any, is assessed using discounted cash flows. Related patents are grouped in estimating future cash flows to determine whether patents are impaired and in measuring the amount of the impairment. Through June 30, 2005, there have been no such impairments.

Income Taxes

We apply Statement of Financial Accounting Standards No. 109 – Accounting for Income Taxes (SFAS 109) which establishes financial accounting and reporting standards for the effects of income taxes that result from our activities during the current and preceding years. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets also are recognized for credit carryforwards. Deferred tax assets and liabilities are measured using the enacted rates applicable to taxable income in the years in which the temporary differences are expected to reverse and the credits are expected to be used. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. An assessment is made as to whether or not it is more likely than not that deferred tax assets are recoverable. This assessment includes anticipating future taxable income and our tax planning strategies and is made on an ongoing basis. Consequently, future material changes in the valuation allowance are possible.

Stock-Based Compensation

We account for stock-based employee compensation arrangements using the fair value based method as prescribed in accordance with the provisions of Statement of Financial Accounting Standards No. 123 – Accounting for Stock-Based Compensation (SFAS 123). The terms of option issues are determined by the Board. Options are generally granted for no consideration, have a life of ten years and generally vest equally over a four year period. For options granted after January 1, 2003, the annual vesting is subject to approval by the Remuneration and Nomination Committee of the Board. The Committee gives its approval for vesting based on the achievement of individual employee’s personal annual objectives. In accordance with SFAS 123, the fair values of the option grants are estimated on the date of each grant using the Black-Scholes option pricing model, which requires the use of certain significant assumptions. Changes to these assumptions, which include volatility, risk free interest rate, dividend yield, expected life, exercise price and the market price, could cause a material difference in the fair value of the options and the amount of compensation expense recognized.

Clinical Development Expenses

Clinical trial costs are a component of research and development expense. These expenses include fees paid to participating hospitals and other service providers, which conduct certain product development activities on our behalf. Depending on the timing of payments to the service providers and the level of service provided, we record prepaid or accrued expenses relating to these costs. Accrued clinical development liabilities are separately disclosed on the balance sheet.

These prepaid or accrued expenses are based on estimates of the work performed under service agreements, milestones achieved, patient enrollment and experience with similar contracts. Changes in these estimates are recognized in income in the period of change. Amounts recorded as changes of estimates have been immaterial, being A$0, A$0 and A$0 and A$0 for the years ended June 30, 2003, 2004 and 2005, and since inception to June 30, 2005, respectively. Subsequent to June 30, 2005, there were no changes in the estimates in relation to the accrued clinical development liabilities recorded at June 30, 2005.

Research and Development Grants

We receive grant funding under government research grant agreements to undertake work on the applicable grant projects, including the purchase of plant and equipment. In order to receive the grant funding, our existing grant agreements require us to incur specified eligible expenditure in the conduct of the applicable grant project. There are circumstances where grant funding may not be payable and there are certain limited circumstances, such as when we fail to use our best endeavors to commercialize the project within a reasonable time of completion of the project or upon termination of a grant due to our breach of the agreement or our insolvency, where we may be required to repay some or all of the research grants. Grants in relation to expenditure are recognized against the related research and development expenses as and when the relevant research expenditure is incurred. Grants related to plant and equipment are recognized against the acquisition costs of the related plant and equipment as and when the related assets are purchased. Grants received in advance of incurring the relevant expenditure are treated as deferred research grants and included in Other Accrued Liabilities on the balance sheet as we do not control the monies until the relevant expenditure has been incurred.

Results of Operations

Comparison of fiscal years ended June 30, 2004 and June 30, 2005

Research and Development Expenses. Research and development expenses for fiscal 2004 and 2005, respectively, are shown in the table below net of research grants received.

	Years ended June 30,
	2004	2005
	A$	A$
	(in thousands)

Total research and development expenses	$5,911	$9,017
Related research grants	(1,105)	(1,132)

Net research and development expenses	$4,806	$7,885

Grant revenue in fiscal 2004 and fiscal 2005 relates to an Australian Government R&D Start Grant awarded to us in June 2003 to develop new treatments for cystic fibrosis. The grant is payable based on underlying expenditure on the research project, which has been at consistent levels in fiscal 2004 and fiscal 2005. The grant runs until December 31, 2005. There are certain limited circumstances where we may be required to repay grant funding.

Total research and development expenses increased from A$5.9 million in fiscal 2004 to A$9.0 million in fiscal 2005. There are four components to the research and development expenses:

1.	Our research unit based at the John Curtin School of Medical Research within the Australian National University accounted for approximately 8 percent of our total research and development expenditure in the current year. The research unit is focused on autoimmune diseases. The level of expenditure in fiscal 2005 increased by approximately 8 percent or A$0.1 million, compared to fiscal 2004.

2.	Our preclinical development group located at our Frenchs Forest facility accounted for approximately 16 percent of our total research and development expenditure in the current fiscal year and increased by approximately 7 percent or A$0.1 million compared to fiscal 2004. This group is managing the outsourced safety/toxicology studies of the Aridol and Bronchitol products and the preclinical development of lead compounds in the autoimmune area (PXS25 and PXS2076). Approximately 60 percent of expenditure in fiscal 2005 related to the Aridol and Bronchitol studies. This area of research accounted for approximately 3 percent or A$0.1 million of the increase in overall research and development expenditure during fiscal 2005.

3.	Our clinical group located at our Frenchs Forest facility accounted for approximately 51 percent of our total research and development expenditure in fiscal 2005 and increased by approximately 82 percent or A$2.1 million compared to fiscal 2004. The clinical group designs and monitors the clinical trials run by us. The majority of the expenditures of this group are directed at hospitals and other services related to the conduct and analysis of clinical trials. This significant increase in expenditure reflects the number of clinical trials ongoing during fiscal 2005. There were three trials ongoing during the period, including the 646 patient Aridol Phase III trial, and a number of trials in planning. This area of research accounted for approximately 66 percent or A$2.1 million of the increase in overall research and development expenditure during fiscal 2005.

4.	Our TGA registered manufacturing facility at Frenchs Forest is focused on producing material for clinical trials and developing enhanced manufacturing processes. It is therefore classified as a research and development expenditure. Manufacturing accounted for approximately 25 percent of our total research and development expenditure in fiscal 2005 and increased by approximately 67 percent or A$0.9 million compared to fiscal 2004, reflecting manufacturing performance/yield innovation and product stability studies required to support registration applications. This area of expenditure accounted for approximately 30 percent or A$0.9 million of the increase in overall research and development expenditure during fiscal 2005.

General and Administrative Expenses. General and administrative expenses increased from A$2.2 million in fiscal 2004 to A$3.1 million in fiscal 2005. The fiscal 2005 expenses include increased public company costs of approximately A$0.3 million. A number of these costs were only present for the seven months of fiscal 2004 after our initial public offering in Australia in November 2003. However, the large increase in administration expenses is mainly attributable to costs of A$0.9 million incurred in preparing the SEC filings necessary for us to list on the Nasdaq National Market.

Commercial expenses. Commercial expenses were A$0 in fiscal 2004 compared to A$0.8 million in fiscal 2005 as the commercial group was established at the beginning of fiscal 2005. It is preparing for the launch of Aridol in Australia and Europe.

Stock Compensation Expenses. Stock compensation expenses decreased from A$0.5 million in fiscal 2004 to A$0.3 million in fiscal 2005, reflecting the full year amortization in fiscal 2004 of a large grant of stock options issued in May 2003 following the employment of a number of employees, executives and directors.

Interest and Other Income and Expense. Interest and other income increased from A$1.1 million in fiscal 2004 to A$1.7 million in fiscal 2005. We started fiscal 2005 with A$25.1 million of cash and cash equivalents on which interest was earned. This was increased by A$19 million as a result of our private placement and share purchase plan in November and December 2004. By contrast, we started fiscal 2004 with A$7.4 million of cash and cash equivalents on which interest was earned which increased by A$22.9 million due to our Australian initial public offering in November 2003. The increase in interest income, while mainly attributable to the greater level of funds invested during the year, was to a lesser extent the result of a slightly higher prevailing interest rate in fiscal 2005.

Net Loss. Net loss increased from A$6.6 million in fiscal 2004 to A$10.4 million in fiscal 2005. The significant increase in operating expenses discussed above was only partly offset by the increase in interest and other income.

Basic and diluted net loss per share. Basic and diluted net loss per share decreased from A$0.09 in fiscal 2004 to A$0.08 in fiscal 2005 due to the issue of 26.4 million new ordinary shares in a share placement and share purchase plan in November and December 2004, and the full year effect on the calculation of the 50 million shares issued at the time of the Australian initial public offering in November 2003.

Comparison of fiscal years ended June 30, 2003 and June 30, 2004

Research and Development Expenses. Research and development expenses for fiscal 2003 and 2004, respectively, are shown in the table below net of research grants received.

	Years ended June 30,
	2003	2004
	A$	A$
	(in thousands)

Total research and development expenses	$1,676	$5,911
Related research grants	(751)	(1,105)

Net research and development expenses	$925	$4,806

In addition, we recognized A$0.2 million research grant funding against the acquisition cost of related plant and equipment in fiscal 2003.

Substantially all of the fiscal 2004 grant revenue relates to an Australian Government R&D Start Grant awarded to us in June 2003 to develop new treatments for cystic fibrosis. In fiscal 2003, grant revenue related to a number of government grants for projects in both the autoimmune and respiratory areas, which were completed during fiscal 2003, except for the cystic fibrosis R&D Start Grant. The amount of research expenditure on projects funded by government grants was greater in fiscal 2004 than fiscal 2003. There are certain limited circumstances where we may be required to repay grant funding. For a summary of the grants see “Business – Material Contracts.”

Total research and development expenses increased from A$1.7 million in fiscal 2003 to A$5.9 million in fiscal 2004. There are four components to the research and development expenses:

1.	Our research unit based at the John Curtin School of Medical Research within the Australian National University, which is focused on autoimmune diseases. The level of expenditure in fiscal 2004 for this research unit has not changed materially from fiscal 2003, decreasing by A$33,000.

2.	Our preclinical development group, which relocated from our Canberra office to our Frenchs Forest office in January 2004. This group is managing the outsourced safety/toxicology studies of the Aridol and Bronchitol products and the preclinical development of lead compounds in the autoimmune area (PXS25 and PXS2076). This area of expenditure accounted for approximately 30 percent or A$1.3 million of the increase in overall research and development expenditure reflecting the initiation of work in these areas.

3.	Our clinical trials group, which also relocated from Canberra to Frenchs Forest in January 2004. This internal clinical trial group designs and monitors the clinical trials run by us. The majority of the expenditures of this group are directed at hospitals and other services related to the conduct and analysis of clinical trials. During fiscal 2004, expenditure commenced on three clinical trials. Approximately 50 percent or A$2.1 million of the increase in overall research and development expenditure is attributable to the increased expenditure on clinical trials.

4.	Our TGA registered manufacturing facility at Frenchs Forest is focused on producing material for clinical trials and developing enhanced manufacturing processes. It is therefore classified as a research and development expenditure. This area of expenditure also accounted for approximately 20 percent or A$0.9 million of the increase in overall research and development expenditure, reflecting particularly the increased activity in clinical trials.

General and Administrative Expenses. General and administrative expenses increased from A$1.0 million in fiscal 2003 to A$2.2 million in fiscal 2004. Until November 2002, the level of general and administrative services we required was provided by outside providers, and we did not have our own premises. Since November 2002, when we first leased our facilities at Frenchs Forest, we have also employed the staff required to establish administrative capabilities. In fiscal 2004, we therefore incurred our first full fiscal year of general and administrative expenses, resulting in increases of approximately A$0.2 million in lease rental costs for our facilities and A$0.6 million in salaries. The salary increases also includes the payment in fiscal 2004 of senior management incentive payments for both fiscal 2003 and 2004. Our listing on the Australian Stock Exchange in November 2003 resulted in costs associated with being a listed public company of approximately A$0.2 million. During fiscal 2004, we also incurred additional costs of A$0.1 million to relocate a number of staff members to Sydney.

Stock Compensation Expenses. Stock compensation expenses increased from A$0.4 million in fiscal 2003 to A$0.5 million in fiscal 2004, reflecting the full year amortization of a large grant of stock options in May 2003 following the employment of a number of employees, executives and directors.

Interest and Other Income and Expense. Interest and other income increased from A$0.3 million in fiscal 2003 to A$1.1 million in fiscal 2004. We started fiscal 2004 with A$7.4 million of cash and cash equivalents on which interest was earned. The A$22.9 million raised in our Australian initial public offering in November 2003 added significantly to these invested funds. By contrast, we started fiscal 2003 with A$751,000 of cash and cash equivalents. This amount was increased as a result of a A$9.4 million private venture capital equity round in late August 2002. The increase in interest income, while mainly attributable to the greater level of funds invested during the year, was to a lesser extent the result of a board decision to invest in higher yielding securities and also rising interest rates.

Net Loss. Net loss increased from A$2.1 million in fiscal 2003 to A$6.6 million in fiscal 2004. The significant increase in operating expenses discussed above was only partly offset by the increase in interest and other income.

Basic and diluted net loss per share. Basic and diluted net loss per share decreased from A$0.19 in fiscal 2003 to A$0.09 in fiscal 2004 due to the conversion of 46,816,000 convertible redeemable preference shares to ordinary shares and issue of 50 million new ordinary shares at the time of the Australian initial public offering in November 2003.

Liquidity and Capital Resources

Since our inception, our operations have mainly been financed through the issuance of equity securities and convertible redeemable preference shares. Additional funding has come through research grants, interest on investments, and rent received from a former subtenant. Through June 30, 2005, we had received net cash proceeds from the following: (a) A$41.9 million from the issuance of ordinary shares; (b) A$11.4 million from the issuance of convertible redeemable preference shares; and (c) approximately A$4.7 million in research grants. We have incurred significant losses since our inception. We incurred losses of A$2.1 million, A$6.6 million and A$10.4 million and A$20.9 million in fiscal 2003, 2004 and 2005, and since inception to June 30, 2005, respectively. As of June 30, 2005, we had cash and cash equivalents of A$33.3 million and additionally have ongoing research grants with a total of A$5.0 million of funding potentially available.

For fiscal 2005, we used net cash of A$9.3 million for operating activities. This consisted of a net loss for the period of A$10.4 million, which included A$0.6 million of non-cash depreciation and amortization, and non-cash stock option expense of A$0.3 million, and other working capital movements of A$0.3 million. Net cash used in investing activities during fiscal 2005 was A$1.6 million, which included purchase of plant and equipment of A$1.3 million reflecting the manufacturing expansion. Net cash provided by financing activities during fiscal 2005 was A$19.0 million resulting from the issue and sale of our ordinary shares in a share placement to Australian qualified institutional and sophisticated investors, and a share purchase plan available to existing shareholders.

For fiscal 2004, we used net cash of A$4.8 million for operating activities. This consisted of a net loss for the period of A$6.6 million, which included A$0.6 million of non-cash depreciation and amortization, non-cash stock option expense of A$0.5 million, and significant accrued clinical development liabilities at June 30, 2004 of A$0.8 million. Net cash used in investing activities during fiscal 2004 was A$0.4 million, which included purchases of plant and equipment of A$0.4 million. Net cash provided by financing activities during fiscal 2004 was A$22.9 million resulting from the issue and sale of our ordinary shares at the time of our initial public offering and listing in Australia.

For fiscal 2003, we used net cash of A$1.3 million for operating activities. This consisted of a net loss for the period of A$2.1 million, which included A$0.3 million of non-cash depreciation and amortization and non-cash stock option expense of A$0.4 million. Net cash used in investing activities during fiscal 2003 was A$1.4 million, which included purchases of plant and equipment for A$1.3 million primarily related to the establishment of the manufacturing facility and headquarters at Frenchs Forest. Net cash provided by financing activities during fiscal 2003 was A$9.4 million resulting from the issue and sale of our “B” class convertible redeemable preference shares.

At June 30, 2005, we had cash and cash equivalents of A$33.3 million as compared to A$25.1 million as of June 30, 2004. This overall increase was primarily due to the receipt of net proceeds of A$19.0 million related to the issue and sale of our ordinary shares in a share placement to Australian qualified institutional buyers and sophisticated investors, and a share purchase plan available to existing shareholders.

At September 30, 2005, we had cash and cash equivalents on an unaudited basis equal to A$30.0 million.

We believe that the net proceeds of this offering will be sufficient to meet our capital requirements for at least the next 12 months. However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay, scale back or discontinue one or more of our clinical trials or our operations.

We expect to continue to incur substantial losses. Our future capital requirements are difficult to forecast and will depend on many factors, including:

•	the costs of establishing sales, marketing and distribution capabilities;

•	the scope, results and timing of preclinical studies and clinical trials;

•	the costs and timing of regulatory approvals; and

•	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights.

We anticipate that a substantial portion of our capital resources and efforts in the foreseeable future will be focused on:

•	to fund clinical development for Bronchitol in patients with cystic fibrosis;

•	to fund clinical development of Aridol for management of asthma and COPD;

•	prepare for the commercial launch of Aridol for the management of asthma;

•	to fund clinical development for Bronchitol in patients with bronchiectasis and chronic bronchitis;

•	to fund pre-clinical development of our product pipeline; and

•	to fund further expansion of our manufacturing facility.

Quantitative and Qualitative Disclosures about Market Risk

Our exposure to market risk is limited to interest income sensitivity, which is affected by changes in the general level of Australia interest rates, particularly because the majority of our investments are in cash and cash equivalents. The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive without significantly increasing risk. Our investment portfolio is subject to interest rate risk and will fall in value in the event market interest rates increase. Due to the short duration of our investment portfolio, we believe an immediate 10% change in interest rates would not be material to our financial condition or results of operations. We do not have any foreign currency or derivative financial instruments.

Income Taxes

As of June 30, 2005, we had net operating loss carry forwards of A$21.6 million (A$8.9 million as of June 30, 2004). While these losses do not expire, our utilization will depend upon our ability to derive future taxable income of a nature and of an amount sufficient to enable the deduction for the losses to be realized, our continued compliance with the conditions for deductibility imposed by tax legislation, and the absence of changes in tax legislation that adversely affect our ability to utilize the loss.

As of June 30, 2004 and 2005, we did not record a benefit for the deferred tax assets because realization of the deferred tax assets was not more likely than not and, accordingly, a valuation allowance is provided to completely offset the deferred tax assets.

Recently Issued Accounting Announcements

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 revised – Share-Based Payment (SFAS 123R), an amendment of Statements No. 123 (SFAS 123) and 95 (SFAS 95) that addressed the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for either equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. This statement eliminates the ability to account for share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board Opinion No. 25 – Accounting for Stock Issued to Employees (APB 25), and requires that such transactions be accounted for using a fair-value-based method and recognized as expenses in the statement of operations. As of the required effective date, the standard requires that the modified prospective method be used, which requires that the fair value of new awards granted on or following the effective date (plus unvested awards as of the effective date) be expensed over the vesting period. In addition, the statement encourages the use of the “binomial” approach to value stock options, which differs from the Black-Scholes option pricing model that we currently use. Further, in March 2005, SEC has issued Staff Accounting Bulletin 107 (SAB 107) providing guidance on the application of SFAS 123R. Further, as per a new rule approved by SEC in April 2005, SFAS 123R will be effective for public companies’ annual, rather than interim, periods that begin after June 15, 2005. The adoption of SFAS 123R and SAB 107 is not expected to have a significant impact on our statement of operations as we currently expense the fair value of our stock option grants.

In May 2005, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 154 – Accounting Changes and Error Corrections (SFAS 154), a replacement of Accounting Principles Board Opinion No. 20 (APB 20) and Statement No. 3 (SFAS 3), which previously addressed accounting changes. SFAS 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. SFAS 154 also provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. SFAS 154 carries forward without change the guidance in APB 20 for reporting the correction of an error in previously issued financial statements. SFAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this standard will not have a material impact on our financial statements.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Contractual Obligations and Commitments

The following table summarizes financial data for our contractual obligations and other commercial commitments, including interest obligations, as of June 30, 2005 (in thousands):

Payments due by Period
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	A$	A$	A$	A$	A$
Long-Term Debt Obligations	$–	$–	$–	$–	$–
Capital (Finance) Lease Obligations	–	–	–	–	–
Operating Lease Obligations	322	322	–	–	–
Purchase Obligations	–	–	–	–	–
Other Long-Term Liabilities Reflected on our Balance Sheet under the GAAP of the primary financial statements	–	–	–	–	–

Total	$322	$322	$–	$–	$–

The contractual summary above reflects only payment obligations that are fixed and determinable. We have additional contractual payment obligations that are contingent on future events. Our operating lease obligations relate to the lease for our headquarters in Frenchs Forest, Sydney which expires in June 2006 but contains an option to renew for a further five years thereafter. We also have agreements with clinical sites, and contract research organizations, for the conduct of our clinical trials and other research activities.

Business

We are an Australian specialty pharmaceutical company focused on the development of new products for the diagnosis and treatment of chronic respiratory and inflammatory/autoimmune diseases. We are developing Aridol, our lead product candidate, as a novel tool for the diagnosis of asthma and management of asthma and chronic obstructive pulmonary disease, or COPD. The Aridol test mimics the bronchoconstriction that occurs in inflamed airways during asthma episodes and may be used to assist with the identification of people who have airway hyperresponsiveness, a hallmark of untreated or poorly controlled asthma. Aridol may also be used to determine the appropriate doses of anti-inflammatory medicine such as inhaled corticosteroids. We recently completed a pivotal Phase III clinical trial to determine the selectivity and specificity of Aridol as a test for the detection of airway inflammation in patients diagnosed with asthma. Based on results from this study, we have applied for marketing approval in Australia and the European Union, or the E.U., under the mutual recognition procedure. Later this year, we plan to initiate a pivotal Phase III trial of Aridol in the U.S. We are also developing Bronchitol, our proprietary inhaled dry powder mannitol formulation, for the treatment of cystic fibrosis, or CF, as well as COPD, an umbrella term for diseases such as bronchiectasis and chronic bronchitis. We recently completed a Phase II clinical trial of Bronchitol in patients with CF and demonstrated a statistically significant improvement in lung function relative to placebo over a two week treatment period. We have also completed a Phase II clinical trial of Bronchitol in bronchiectasis patients and demonstrated a clinically meaningful increase in patients’ quality of life relative to placebo. We plan to conduct Phase III clinical trials of Bronchitol for the treatment of CF and for bronchiectasis. The U.S. Food and Drug Administration, or the FDA, has granted Orphan Drug designation to Bronchitol for the treatment of both bronchiectasis and CF for patients at risk for developing bronchiectasis. We believe that all CF patients are at risk for developing bronchiectasis. Our preclinical pipeline is focused on novel treatments for other inflammatory/autoimmune diseases, including rheumatoid arthritis and multiple sclerosis.

The following table summarizes our current product candidates. All time periods set forth in the table below refer to calendar years.

Product Candidate / Indication	Development Status	Next Anticipated Milestones
Aridol
Asthma: diagnosis and management	• Australian and E.U. marketing applications submitted	• Potential marketing authorization in Australia and Europe (1H06) • Begin U.S. Phase III clinical trial (4Q05)

COPD: patient responsiveness to inhaled steroids	• Completed Phase IIa clinical trial (investigator-sponsored) • Commenced Phase II clinical trial	• Complete Phase II clinical trial (2H06)

Bronchitol
Cystic fibrosis	• Phase II trial complete • Granted Orphan Drug designation by the U.S. FDA	• Initiate multi-national Phase III clinical trials (2006) • Begin Phase II dose-ranging clinical trial (4Q05) • Begin enrollment of Phase II clinical trial with Pulmozyme® (4Q05)

COPD – bronchiectasis	• Phase II trial complete • Granted Orphan Drug designation by the U.S. FDA	• Initiate international Phase III clinical trial (4Q05 – 1Q06) and U.S. Phase III clinical trial (Mid-2006)

COPD – chronic bronchitis	• Completed pilot clinical trial	• Initiate Phase II clinical trial (2006)

PXS25/64
Multiple sclerosis	• Pre-clinical toxicology studies	• File U.S. IND (1H06)

PXS2076
Rheumatoid arthritis	• Research to identify preclinical development candidate	• Nominate IND candidate (2006)

Lung Disease Overview

Our lead product candidates are for the diagnosis and treatment of chronic respiratory diseases, including asthma, cystic fibrosis and COPD. Several of these diseases share similar biology and pathology, such as the airway inflammation in both asthma and chronic bronchitis, as well as difficulty with normal clearance of lung mucus in patients with cystic fibrosis and bronchiectasis.

Asthma

Asthma is a chronic inflammatory disease of the lungs where the airways narrow in response to a variety of stimuli. Published estimates indicate that this disease affects over 20 million people in the U.S. and approximately 51 million people in the seven major pharmaceutical markets of the U.S., Germany, France, United Kingdom, Italy, Spain, and Japan. Based on published studies, we estimate that each year in the U.S., 4.7 out of every 1,000 people under the age of 16 are newly diagnosed with asthma and two out of every 1,000 people aged 16 to 44 are newly diagnosed with the disease.

Many patients with asthma are not currently diagnosed with the disease. Sufferers and even physicians often attribute common asthma symptoms, such as cough and breathlessness, to smoking, lack of fitness or old age. Moreover, according to a recent publication, 34% of individuals diagnosed as asthmatic by their primary care physician do not have the disease. Even when accurately diagnosed, many patients do not receive the most appropriate therapy according to published guidelines. Physicians can underestimate the severity of the disease, and prescribe only bronchodilators, whereas the addition of an inhaled corticosteroid is the recommended course of action according to the Global Initiative for Asthma, or GINA, guidelines. We estimate that only about 30% of asthma patients in the U.S. receive inhaled corticosteroids despite evidence that uncontrolled asthma is common. Poorly controlled asthma can lead to irreversible damage to the airways. Therefore, the goal of treatment is to provide sufficient anti-inflammatory medication to control inflammation and airway remodeling. However, using high doses of medication can lead to unwanted side effects such as developmental difficulties in children and glaucoma in adults. Hence, selecting the right dose for individual patients remains a clinical problem.

To diagnose asthma and to evaluate patient response to treatment, pulmonary specialists will introduce an aerosolized substance directly into the lungs, and subsequently test lung function. These tests fall into two categories. The first category, known as “direct” challenge tests, use either histamine or methacholine to directly cause airway narrowing. These substances act on receptors on bronchial smooth muscle to cause contraction. The second category, known as “indirect” challenge tests, involve stimuli such as exercise, rapid breathing of dry air, or inhalation of salt solutions or adenosine monophosphate. This more closely mimics an asthmatic process, and can cause the release of chemicals from inflammatory cells within the lungs, resulting in airway contraction and narrowing.

The only FDA-approved direct test is Provocholine® (methacholine), marketed by Methapharm Inc. We believe that the disadvantage of direct tests are that the airway narrowing caused by histamine or methacholine is not dependent on the presence of inflammatory cells, and thus has a poor sensitivity for identifying people with active airway inflammation. Moreover, a positive response is not specific for identifying asthma and can occur in healthy people with no symptoms, smokers, and those with other diseases of the lung. Despite these limitations, we believe that over 200,000 direct tests are performed each year in the U.S., based on information reported by Solucient LLC in 2003. However, this represents only a small fraction of the potential market.

We believe that the indirect tests have a much lower false positive rate for asthma and increased sensitivity. However, each of them suffer from limitations. For example, tests involving exercise and rapid breathing of dry air require a lengthy period of time to complete and they require complicated equipment. Furthermore, these tests are limited to identifying exercise induced asthma and are not useful for determining the severity of airway inflammation. Hypertonic saline, which is delivered by a nebuliser during administration of the test, is uncomfortable for the patient, determination of the administered dose is difficult and this procedure is unsuitable for managing anti-inflammatory drug treatment. Adenosine monophosphate is unstable, also delivered by a nebuliser and its use is restricted to specialist research laboratories.

Lung Congestion

The inside lining of the airways is covered by millions of fine hair-like structures called cilia, which are in turn covered by a surface liquid and a thin layer of mucus, secreted by the lungs to defend against germs, dust particles and other foreign bodies. The cilia move continuously and propel the mucus up to the throat. This constant process, which is barely noticeable in healthy people, cleans the airways, permits clean air to pass freely through the lungs and removes bacteria, thereby limiting infectious episodes.

Patients with COPD or with CF are generally affected by a breakdown in natural mechanisms of creating, hydrating, and clearing this mucus. These patients face the ongoing challenge of clearing excessive and thickened secretions from their congested lungs, usually by constant coughing. A key therapeutic goal for clinicians treating these patients is to assist the natural process of keeping the mucus hydrated and clearing it from the lungs.

Cystic Fibrosis

CF is an inherited, progressive and fatal disease that affects epithelial surfaces including the airways, pancreas, sweat ducts, reproductive system and intestinal tract. The lungs of CF produce copious amounts of thick, tenacious secretions which are not cleared effectively by the lungs. Such changes are known to be present from birth and inevitably result in airway obstruction and bacterial infection. This generally leads to progressive lung deterioration, and eventually respiratory failure, the primary cause of death in adult CF patients.

According to Datamonitor, in 2002 there were 30,000 diagnosed CF patients in the U.S. and 65,000 in the seven major pharmaceutical markets. While this patient population is relatively small, the problem of sputum clearance is common to all sufferers and is a chronic lifelong problem. We believe that the annual healthcare cost for patients in the United States is over U.S.$1 billion.

There is no cure for CF. Maintaining a reasonable quality of life for these patients is a significant challenge. Problems include breathing difficulties, respiratory infections, poor sleep, general discomfort, lifestyle limitations and gradual deterioration of lung function over time. Although the life expectancy of CF sufferers has increased over the past few decades due to better management of the disease, according to Datamonitor, the median life expectancy for patients with cystic fibrosis is only 31 years of age.

Physicians seek to improve lung function and reduce the number and severity of secondary lung infections by hydrating and breaking down the excessive, sticky mucus secretions, allowing it to be cleared from the lungs. Management of CF includes exercise, daily physiotherapy, postural drainage and chest percussion and can take several hours of at-home treatment every day. Medications to treat CF are limited, and few are very effective or convenient. Nebulised medications, delivered by aerosol or a facemask, are used to make the mucus less thick and sticky and open up the airways. Antibiotics may also be required to treat secondary infections, and are often used to prevent such infections.

Pulmozyme®, marketed by Genentech in the U.S., is the most widely used therapeutic for chronic use in CF to aid sputum clearance. According to Hoffman-La Roche Inc., worldwide sales of Pulmozyme were approximately U.S.$265 million in 2004. We estimate that this represents a market penetration in developed countries and the seven major pharmaceutical markets of about 30%. Although Pulmozyme demonstrates lung function improvement in CF patients, similar benefit was not shown in other respiratory conditions, including bronchiectasis. Further, in previous clinical trials, Pulmozyme provided no increase in sputum clearance. Pulmozyme is unstable and is delivered by a nebulizer. Solutions have to be prepared by the patient before administration, the treatment periods are long and all equipment has to be sterilized after use.

Chronic Obstructive Pulmonary Disease

Chronic Obstructive Pulmonary Disease, or COPD, encompasses a number of serious conditions affecting the lungs, including emphysema, chronic bronchitis and bronchiectasis. According to Datamonitor, there are

16 million people diagnosed with COPD in the U.S., and more than 30 million people are affected with COPD in the seven major pharmaceutical markets. In 2000, COPD was estimated to be responsible for the deaths of more than 119,000 people in the U.S. alone, making it the fourth leading cause of death after heart disease, cancer and stroke. In the United States, there are more than 10 million physician office visits and two million hospitalizations per year. The disease was estimated to cost the U.S. healthcare system U.S.$30 billion in 2000.

Current management of COPD generally involves bronchodilators and steroids. However, only an estimated 20%-25% of patients respond positively to steroids and it is not practical to determine in advance which patients will respond to steroids. We believe that only half of moderate and severe COPD patients achieve an adequate treatment outcome. Therefore, as with asthma, we believe there is room to improve both the diagnosis and management of COPD.

Bronchiectasis

In this disease the bronchial tubes become enlarged and distended, and the cilia do not function normally. Many patients with cystic fibrosis and asthma also have bronchiectasis. For other patients, bronchiectasis is a result of infections such as pneumonia, or the chronic inhalation of noxious substances. This results in poor clearing of mucus and predisposes the lung to more infections. The body repairs damaged lung tissue by forming tough, fibrous material, which leads to reduced lung function, lower lung efficiency, changes of the organization of blood vessels and increased blood flow through the lungs. These changes impair normal lung function and can ultimately lead to heart failure. Recurrent lung infections commonly reduce patients’ quality of life and progressive respiratory insufficiency is the most common cause of death from this disease. Based on disease incidence data from a number of studies, we estimate that bronchiectasis affects about 580,000 people worldwide and about 100,000 people in the U.S.

Bronchiectasis treatment is aimed at controlling infections, increasing secretions, reducing airway obstructions and minimizing complications. Daily drainage to remove bronchial secretions is a routine part of treatment. Physicians often prescribe medications similar to those for chronic bronchitis, including inhaled bronchodilators to dilate the airways. Although antibiotics can be used to some effect to clear infections, no currently approved products effectively clear excess mucus secretions and improve the quality of life of these patients. Furthermore, because of the serious damage to lung tissue present in these patients, medications generally do not provide substantial improvement in lung function.

Chronic Bronchitis

Patients with chronic bronchitis experience persistent airway inflammation and airflow obstruction, with symptoms including a chronic mucus-producing cough and shortness of breath. Due to the difficulties they have in clearing mucus from their lungs, sufferers are prone to periodic bacterial infections where their cough worsens, mucus production increases and breathing becomes more difficult. These episodes damage and scar the bronchial lining and contribute to continued chronic inflammation and immune-mediated cell damage as the body struggles to fight the infections. This cycle of infection and internal scarring causes a progressive decline in lung function, reducing quality of life and ultimately causing death.

Many of the deaths associated with chronic bronchitis are included in the COPD figure that now accounts for over 100,000 deaths a year in the U.S. The disease is predominately caused by inhaling some form of lung irritant repeatedly for many years, usually cigarette smoke. Chronic bronchitis is slow to develop and is often not diagnosed until the sufferer is in their 40s or 50s. The exact prevalence is not known but it may be as high as 10% of people over the age of 40.

Management of chronic bronchitis includes various general supportive measures such as giving up smoking, limiting exposure to dust and chemicals, avoiding sudden temperature changes, undertaking chest physiotherapy and deep-breathing exercises, and increasing fluid intake to keep the bronchial secretions thin. While there are a number of medications that dilate the airway and reduce airway inflammation, for chronic bronchitis sufferers, there are few therapeutic products available to effectively clear excess mucus secretions. This presents a major medical challenge, as ineffective mucus clearance is a major cause of infection and progression of the disease.

Treatments for chronic bronchitis include anti-cholinergic agents, steroids, antibiotics and oxygen. Anticholinergic agents, also known as antimuscarinics, are bronchodilators used for the relief of acute symptoms in both asthma and COPD, but tend to be more effective in COPD. Inhaled corticosteroids are less likely to cause systemic side effects than oral corticosteroids, and have been shown to be effective in asthmatics. However, the role of these agents in the management of COPD remains unclear. Inhaled steroids are effective in controlling inflammation in the lung, but based on a recent publication by Leuppi et al., they are only effective in about 20%-25% of cases of patients with COPD.

Aridol

We are initially developing Aridol as a more accurate and precise proprietary tool for physicians to use in the diagnosis and management of asthma and COPD. Physicians do not currently have rapid, accurate, safe and inexpensive tests to evaluate the presence or severity of these diseases. Aridol is a proprietary dry powder formulation of mannitol, delivered to the lungs through an inhaler. Mannitol is an osmotic agent which causes the release of certain mediators from inflammatory cells, which in turn cause a bronchoconstriction. This process mimics the changes that occur in the airways during exercise. Asthma patients who are not receiving adequate doses of anti-inflammatory medicine, such as an inhaled corticosteroid, experience airway narrowing and a drop in lung capacity when given the Aridol test. In contrast, healthy people or well-controlled asthma patients do not experience this narrowing and reduction in lung capacity. We recently completed a 646 patient, 12 center, Phase III clinical trial of Aridol. Based on the Phase III data, we have submitted applications to market in Australia and the European Union. We currently plan to initiate a Phase III clinical trial in the fourth quarter of 2005 for approval in the U.S. If this trial is successful, we intend to file for approval with the FDA later next year. Based on independent research, we believe that the Aridol test will be reimbursable for the detection of airway hyperresponsiveness under current procedure codes in the United States. Based on independent market research commissioned by us, we believe that the addressable annual market for Aridol in the U.S., Europe and Australia includes the existing 400,000 bronchial challenge tests performed yearly, 2 million new tests for assisting the diagnosis of asthma, 16 million new tests performed by pulmonary specialists and primary care physicians for assisting the management of asthma, and 3 million new tests to evaluate steroid responsiveness in COPD patients.

Aridol has been used by over 1,200 people without serious adverse events, and is the subject of 30 peer-reviewed publications in international journals. We believe that Aridol may be superior to direct tests such as methacholine because Aridol is an indirect challenge test that relies on mediators released by inflammatory cells to cause a bronchoconstriction, thereby making Aridol a more accurate predictor of airway inflammation. We believe that Aridol’s high degree of sensitivity and specificity for airway inflammation, combined with its ease of use, will make it possible for physicians to:

•	diagnose asthma more accurately and objectively, and measure disease severity, with a high correlation to in-depth patient assessment by a pulmonary specialist physician;

•	monitor the effectiveness of treatment, with a negative Aridol test indicating good control of asthma and a positive test indicating active airway inflammation and the need for more or different medication;

•	determine the minimum required dose of steroids to achieve adequate disease control in a given patient, and predict the risk of exacerbation when reducing the steroid dose; and

•	identify the 20%-25% of COPD patients who, according to a recent publication by Jörg Leuppi and colleagues, have a significant inflammatory component to their disease which will respond to inhaled corticosteroids. We believe this will allow the reduction of unnecessary steroid usage and potentially lower healthcare costs.

We have obtained from Central Sydney Area Health Service an exclusive, worldwide license to certain key intellectual property and patents relating to the use and formulation of Aridol.

Aridol for Asthma

In our Phase II and Phase III clinical trials, patients use a dry powder inhaler to take progressively higher doses of Aridol (from 5 mg to 635 mg, nine steps in all). After each inhalation the patient’s lung capacity is determined by a spirometer, an instrument to measure airflow and lung capacity. The Aridol test is stopped when a patient has a 15% fall in lung capacity, indicating the presence of active airway inflammation. Only those patients with active airway inflammation will experience a drop in lung capacity. On average, the procedure takes 17 minutes for a positive test and 26 minutes for a negative test. The only equipment required is a standard spirometer to record lung capacity.

A large number of investigator-sponsored, open-label Phase I and Phase II clinical trials have been conducted with Aridol. The results show that use of Aridol can identify subjects with asthma who are also responsive to inhaled salt solutions, inhaling dry air and exercise. Aridol also identifies both adults and children with currently active asthma who are responsive to methacholine, as well as others who are not responsive to methacholine. The Aridol test demonstrates good repeatability in both adults and children, and responses are rapidly reversible using a standard dose of bronchodilator. Furthermore, Aridol can provide an assessment of the effectiveness of inhaled steroids in controlling the disease. Finally, Aridol response correlates with the symptoms and signs of exercise induced asthma, indicating that a negative response to Aridol may be a useful end point signifying adequate asthma control.

We recently completed a 12 center, 646 patient, Phase III clinical trial of Aridol to identify airway hyperresponsiveness in asthmatic patients, and to support filing for marketing authorization in Australia and the European Union. Airway hyperresponsiveness is a hallmark of untreated or poorly controlled asthma, and over time can lead to long-term changes in the lungs. However, long term use of inhaled corticosteroids can result in developmental abnormalities in children, and other complications. This trial included asthmatic patients who were currently treating their disease, patients with symptoms suggestive of asthma but without a clinical diagnosis, and healthy volunteers, including both children and adults. The goals of this trial were to:

•	compare Aridol to hypertonic saline in identifying airway hyperresponsiveness in asthmatic subjects and non-asthmatic subjects;

•	compare Aridol to standard clinical assessment in diagnosing asthma;

•	compare asthma severity as determined by our Aridol test to the Severity of Asthma (Asthma Management Handbook 2002);

•	evaluate the advantages of Aridol versus hypertonic saline with respect to simplicity, safety and patient and health care convenience; and

•	further evaluate the safety profile of Aridol.

The primary endpoint was a comparison of the sensitivity and specificity of Aridol to that for an unapproved test, hypertonic saline, which is widely used in Australia. A secondary endpoint was a comparison of the sensitivity and specificity of Aridol to that of physician diagnosis. Sensitivity is a measure of the percentage of people correctly identified as having airway hyperresponsiveness by the test. Specificity is a measure of the percentage of people correctly identified as lacking airway hyperresponsiveness.

In this trial, sensitivity of Aridol against hypertonic saline was 81%, and specificity was 87%. This means that 81% of patients identified as having airway hyperresponsiveness by the hypertonic saline test were also identified as positive by the Aridol test and 87% of patients classified as lacking airway hyperresponsiveness were also identified as negative by Aridol. Conversely, the sensitivity of hypertonic saline against Aridol was 88%, and specificity was 79%. These numbers indicate good agreement between the two tests (p<0.01).

In comparison to physician diagnosis, Aridol had a sensitivity of 58%, and specificity was 94%. Significantly, of the 42% of patients identified as asthmatic by physician diagnosis, but lacking airway hyperresponsiveness as determined by Aridol, 85% were using inhaled corticosteroids at the time of the clinical trial. When the subjects who were Aridol negative and were using inhaled corticosteroids were removed from the analysis versus physician diagnosis, sensitivity was 89% and specificity was 95%. The increase in sensitivity underscores the utility of Aridol in managing patients on inhaled corticosteroid medication. We believe that these results, combined with data from dozens of other Aridol clinical trials, will provide the basis for approval in Australia and in the E.U.

As a result of this trial, we have filed a marketing authorization application through a contract research organization for Aridol for the identification of asthma with the Swedish Medical Products Agency in May 2005 as our entry to the mutual recognition procedure in the European Union. The Australian application for marketing authorization was submitted to Therapeutic Goods Administration, or the TGA, in January 2005. We believe that we could receive Australian and European regulatory authorizations to market Aridol during the first half of 2006. Currently, we intend to establish marketing partnerships in select territories for this product. We are supporting a number of investigator-sponsored trials to provide the basis for a rapid uptake of Aridol in the marketplace.

In the U.S., unlike Australia and Europe, a product, methacholine, is approved by the FDA to identify airway responsiveness in asthmatic patients. Based on discussions with the FDA, we are undertaking a Phase III clinical trial comparing Aridol with methacholine and exercise challenge in patients with suspected asthma. The primary endpoint will be to compare the sensitivity and specificity of Aridol to identify exercise-induced bronchoconstriction. We expect to initiate this trial in late 2005, with results due the first half of 2006.

Our initial target market for Aridol is the 50% of symptomatic asthmatics that are not diagnosed by physicians, as well as patients whose disease is poorly controlled. Because current use of objective lung function testing is low, we plan to focus initial Aridol marketing efforts on physician education regarding asthma diagnosis and disease control. We believe physicians who commonly diagnose asthma based only on patient history of asthma symptoms leads to sub-optimal control of this disease, falling far short of the goals of current clinical guidelines. We are also planning development and marketing efforts in new areas where challenge testing could be useful given the availability of an accurate, valid and easy to use test like Aridol. These include monitoring asthma therapy and assessing asthma prevalence in the community.

Aridol for COPD

We are also exploring the use of Aridol in the management of COPD. Treatment of COPD is difficult but approximately 20%-25% of patients with COPD can have a positive clinical outcome with the administration of inhaled steroids. A long standing problem has been that there is currently no test to identify those people that will respond clinically to inhaled steroids. A recent publication by Leuppi has shown that in an investigator-sponsored, Phase II clinical trial, those patients with COPD that have a positive response to an Aridol challenge test are likely to benefit from inhaled corticosteroids treatment. In this trial, all patients had a positive response to inhaled histamine (a lung challenge test) whereas only 23% had a response to inhaled Aridol. After three months treatment with steroids, only those patients who recorded a positive Aridol challenge test had an improvement in their lung capacity. The difference in response to treatment between the two groups was highly statistically significant (p=0.001). We have commenced an additional Phase II clinical trial to determine if Aridol is a practical test to guide treatment of inhaled corticosteroids in COPD patients in the primary care setting. The objective of this trial will be to seek regulatory approval for the use of Aridol in COPD management.

Bronchitol

We are developing Bronchitol, our proprietary inhaled mannitol formulation, for the treatment of chronic obstructive lung diseases, including cystic fibrosis, bronchiectasis and chronic bronchitis. Mannitol is accepted as a food additive in the U.S. and is included in the FDA Inactive Ingredients Guide for drug products. We manufacture mannitol into a dry respirable powder and incorporate it into a capsule. The compound is delivered to a patient’s lungs via a pocket-sized inhaler. In a Phase II trial involving 39 cystic fibrosis patients sponsored by us, Bronchitol provided a statistically significant reduction in airway obstruction and improvement in lung function. In a Phase II clinical trial sponsored by us and involving 60 patients with bronchiectasis, Bronchitol provided a statistically-significant increase in patients’ quality of life relative to placebo and a highly statistically significant reduction in the symptoms of the disease. Patients have used Bronchitol at home successfully for up to 14 days without any serious adverse events. Based on the results from these two trials, we plan to initiate a pivotal Phase III clinical trial of Bronchitol for the treatment of bronchiectasis, the first of two planned for this indication, during the fourth quarter of 2005 or the first quarter of 2006, and pivotal Phase III clinical trials for cystic fibrosis during the first half of 2006. We have obtained from Central Sydney Area Health Service an exclusive, worldwide license to certain key intellectual property and patents relating to the use and formulation of Bronchitol.

Mechanism and Early Data

Bronchitol increases mucociliary clearance in asthmatic and healthy subjects. We have shown that a single inhalation of Bronchitol increases the clearance of mucus both acutely and over a 24 hour period in patients with bronchiectasis, and acutely in patients with cystic fibrosis. The precise mechanism whereby Bronchitol increases the clearance of mucus remains unclear. One possibility is that Bronchitol increases the clearance of mucus by changing its viscosity through disruption of hydrogen bonds that join the oligosaccharides in the mucin macromolecules. A second possibility is that Bronchitol increases hydration of the airway surface by drawing water towards the airway surface by osmotic pressure and enhancing cilia beat frequency. Our data in human patients and animal models support both hypotheses.

In an investigator-sponsored 19 patient, single-dose Phase II clinical trial of Bronchitol in patients diagnosed with bronchiectasis, an increase in whole lung mucus clearance was observed over a 75 minute period beginning at the onset of intervention and this increase was statistically significant (p<0.005). There was an almost doubling of mucus clearance after Bronchitol treatment and most of this was in the central and intermediate regions of the lung. Over a 24 hour period after Bronchitol intervention the increase in mucus clearance was approximately 30% over control and this was statistically significant (p<0.0001).

Bronchitol for CF

In August 2005, we announced topline results from a Phase II clinical trial involving 39 patients with cystic fibrosis. Pharmaxis sponsored placebo-controlled trial was conducted at several sites in Australia and New Zealand. Patients were treated for two weeks with either Bronchitol or placebo. After a two week washout period where patients received neither drug or placebo, patients who previously received Bronchitol were treated with placebo, and vice versa. This crossover trial design allows each patient to act as their own control. The primary endpoint was change in Forced Expiratory Volume in 1 second, known as FEV1. This is a quantitative measure of the volume of air a patient can exhale in one second, and is the most frequently used measure of the degree of airway obstruction. The secondary endpoints included quality of life, sputum microbiology, the physical properties of sputum, safety and additional lung function measurements. At the end of the treatment period, patients receiving Bronchitol had significantly better lung function compared to placebo as measured by FEV1 and for the maximum mid-expiratory flow, or MMEF, another measure of airway function. Approximately half the subjects were using Pulmozyme during the trial.

In this trial, Bronchitol had a positive impact on lung function. Patients who received Bronchitol had a 7% improvement in FEV1 as compared to placebo (p=0.008). MMEF increased by 15% while on Bronchitol treatment and this increase was significant compared to control (p<0.01). The MMEF reflects function in small airways and is an early abnormality in cystic fibrosis. Respiratory symptoms determined from a Likert scale self-assessment after Bronchitol treatment were significantly improved as compared to placebo (p<0.02). Additional longer term clinical studies will be required before Bronchitol can be considered for marketing and these additional studies may yield different results.

In August 2005, the FDA granted Orphan Drug designation to Bronchitol for the treatment of CF. We are currently planning several additional clinical trials of Bronchitol for the treatment of this disease. Later this year, we plan to start a Phase II clinical trial to compare the effect on lung function of Bronchitol and Pulmozyme to either drug alone. We also plan to start a dose-ranging Phase II trial this year to determine optimal dosing for Phase III clinical trials. Finally, based on the outcome of these trials, in 2006 we plan to initiate the first pivotal Phase III clinical trial to provide the basis for applications for marketing authorization in the U.S., the E.U. and Australia.

Bronchitol for Bronchiectasis

We recently completed a proof of concept Phase II clinical trial of Bronchitol in 60 bronchiectasis patients. We began this placebo-controlled, crossover design trial at a single center in Sydney and later expanded it to include four centers in Australia and New Zealand. This trial was designed to explore the safety and efficacy of Bronchitol in bronchiectasis patients. Patients received 400 mg of Bronchitol or placebo, twice a day for 14 days. In this trial, placebo was a mannitol formulation with a larger particle size, which we anticipated to be most similar in patient experience to active Bronchitol, yet was intended not to enter the lungs to any significant degree. Endpoints of the study were to evaluate the effect of Bronchitol treatment on patient qualify of life using a self-assessment known as the Likert scale, the St. Georges Hospital Respiratory Questionnaire, or SGRQ, which is another self assessed measure of quality of life, sleep quality as measured by the self assessed Epworth scale, exercise tolerance as measured by the 6 minute walk test, lung function as measured by two tests known as spirometry and flow oscillometry, sputum microbiology, the physical properties of sputum, the volume of sputum production over 24 hours and the safety profile of Bronchitol. The SGRQ includes changes in three components, symptom, activity and impact, as well as an overall score. Improvement in quality of life measures is indicated by a reduction in score.

Versus baseline, treatment with Bronchitol led to a significant reduction in the Likert scale score of 6.1 (p=0.03). Versus baseline and placebo, there was a statistically significant improvement in the Epworth sleep score (p<0.02 versus placebo). For patients receiving Bronchitol, 38% went from an unclear chest to a clear chest as compared to 17% on placebo (p<0.05). There was no statistically significant changes on lung function as measured by standard spirometry. Flow oscillometry showed a significant effect of Bronchitol compared to placebo (p<0.05). Flow oscillometry is considered to reflect changes in small airways.

However, the effect of Bronchitol was most pronounced in the 75% of patients who entered the study with an unclear chest, which indicates the most serious problems with normal clearance of lung mucus. There was a mean decrease of 10.2 in Likert scale score during Bronchitol treatment, compared to a mean decrease of 3.6 for placebo (p<0.005 versus placebo). Treatment with Bronchitol led to a significant improvement in the impact component of the SGRQ compared to placebo in those patients with an unclear chest. The improvement was clinically significant at 6.9 points. There was also a trend for an effect on the total score versus placebo but this did not reach significance (p=0.15). Compared to baseline, the overall score showed a strong trend with a clinically significant reduction of 5.6 (p=0.055).

In this exploratory trial, we saw statistically significant changes in several endpoints versus patient baseline, as well as statistically significant effects in the 75% patients with the most serious problems with normal clearance of lung mucus. For other endpoints, we saw effects ranging from strong trends to modest or no effect. We are currently evaluating the most appropriate control for Bronchitol clinical trials in bronchiectasis. No therapies to enhance mucus clearance in bronchiectasis patients have been approved in over 20 years in the U.S. Accordingly, we are currently in discussions with the FDA regarding appropriate primary endpoints for a pivotal clinical trial program.

In February 2005, the FDA granted Orphan Drug designation to Bronchitol for the treatment of bronchiectasis. We are currently supplying Bronchitol in Australia on an individual, named patient basis under a TGA-administered compassionate use program known as the Special Access Scheme. This program allows patients access to unapproved drugs where there are limited treatment options. We are planning pivotal Phase III clinical trials of Bronchitol for the treatment of this disease and intend to commence the first of these trials in Australia and Europe during the fourth quarter of 2005 or first quarter of 2006, and a second pivotal Phase III trial in the U.S. in mid-2006. If these trials are successful, we expect the data to provide part of the basis for marketing approval in the U.S., the E.U. and Australia.

Bronchitol for Chronic Bronchitis

Pilot data in patients with chronic bronchitis have shown that Bronchitol may also be beneficial in improving ciliary and cough clearance in these patients. We indirectly supported a small, investigator-sponsored Phase II clinical trial to determine the effects of Bronchitol on mucus clearance over a two hour period, and the effects on rate of clearance of a radiolabelled tracer over a 24 hour period. The trial was not powered nor suitably controlled for statistical analysis, but provided encouraging data.

We plan to conduct additional Phase II clinical trials in patients with chronic bronchitis. The objective of these trials will be to determine if Bronchitol assists in clearing mucus during an exacerbation and that Bronchitol has the ability to shorten the exacerbation period. The first trial will be a Phase II clinical trial involving 60 patients and will be conducted in hospitals in Australia and New Zealand.

PXS25/PXS64

We currently conduct an active research program designed to prevent the inappropriate migration of immune cells from blood to surrounding tissue. Our lead compounds in this program are PXS25 and PXS64, an analogue of PXS25 that is orally available in our preclinical studies. Our preclinical studies indicate that PXS25 prevents immune cell migration and is effective in animal models of multiple sclerosis and rheumatoid arthritis. We are currently developing PXS64 as an oral treatment for acute exacerbations of multiple sclerosis, and are evaluating its potential in other inflammatory/autoimmune diseases such as irritable bowel disease, lupus and psoriasis.

Background

A key element of inflammatory diseases such as multiple sclerosis and rheumatoid arthritis is the migration of white blood cells known as leukocytes from blood vessels into surrounding tissue. After binding to the inside surface of blood vessels, the leukocytes produce enzymes which allow them to move into adjacent tissue. These enzymes are anchored to the leukocytes through a protein found on the surface of these cells, known as the mannose phosphate receptor, or MPR.

Multiple sclerosis, or MS, is a disease where the patient’s own immune system attacks the protective myelin sheath that insulates nerve fibres, or axons, in the central nervous system and the cells that make myelin, the oligodendrocytes. The symptoms of MS result from both the loss of signal conduction in demyelinated axons and the loss of the axons themselves. Under normal circumstances the blood-brain barrier protects cells in the central nervous system, or CNS, from leukocytes found in the rest of the body. However, in MS patients activated T-cells are able to cross the blood-brain barrier by secreting proteases and thereby enter the CNS.

According to the Mayo Clinic, there are approximately 1 million people affected by MS worldwide. There is no cure for the disease, although treatments do exist to slow progression of the disease. There are currently five main drugs on the market for the treatment of MS: three beta interferons, Copaxone® marketed by Teva and Aventis, and Novantrone®, marketed by Serono. In addition, powerful immunosuppressive steroids such as prednisone are often used to treat patients in the acute relapsing phase of the disease, the most serious and debilitating. Based on sales and reported market share estimates published in the annual reports of a number of the manufacturers of these five main drugs, we estimate the worldwide market for drugs to treat MS to be approximately U.S.$3 billion per year.

PXS25/PXS64 for MS

We believe drugs that prevent activated leukocytes from entering the CNS will inhibit lesion formation and slow the progression of MS. PXS25 is a small molecule that acts as a specific blocker of the mannose phosphate receptor, which blocks protease secretion and function in vitro. In animal models of MS, treatment with PXS25 has resulted in a reduction in peak severity of disease and accelerated recovery. PXS25 represents a new therapeutic approach to treating multiple sclerosis and we believe the compound could have broad utility in slowing the progression of the disease.

In our animal studies, PXS25 demonstrated significant activity when administered by injection. However, the oral bioavailability of PXS25 is low in several species of animals. Therefore, we have developed a prodrug of PXS25 which is metabolized to active PXS25 once absorbed by the body. This compound, PXS64, is now in preclinical development. Our goal is to file an IND in the first half of 2006 and to pursue an application for the treatment of multiple sclerosis.

PXS2076

We are developing PXS2076 for the treatment of rheumatoid arthritis. PXS2076 is an orally-available, selective agonist of the cannabinoid-2, or CB2, receptor. This receptor has been so named as it belongs to a family of cell surface receptors that are activated by chemicals found in the cannabis plant. The CB2 receptor is found predominantly on inflammatory cells where its activation can prevent the release of inflammatory proteins that cause much of the tissue damage resulting from inflammation. In 2000, researchers from University College, London published a paper in Nature which demonstrated that activation of CB2 receptors reduced MS symptoms, such as tremor and spasticity, in an animal model of the disease.

Collectively, this and other research has driven our interest in identifying selective CB2 receptor agonists to address inflammatory/autoimmune diseases without the psychotropic side effects associated with cannabis use. PXS2076 is a synthetic, low molecular weight molecule invented in our research laboratories. It derives from a targeted medicinal chemistry program using computer modelling and assay directed synthesis to identify lead compounds for optimization. The lead compounds were derived from established non-selective ligands. PXS2076 activates the CB2 receptor and inhibits the release of inflammatory proteins from inflammatory cells. PXS2076 is effective in an animal model of rheumatoid arthritis and we are evaluating its effects in other animal models of human diseases. We may choose to initiate a preclinical program in the fourth quarter of 2005.

Our Strategy

Our objective is to build a fully-integrated specialty pharmaceutical company focused on respiratory and inflammatory/autoimmune indications. Key aspects of our strategy include:

•	Obtain marketing authorization for Aridol. We filed our marketing authorization of Aridol in Australia in January 2005 and in the E.U. in May 2005. Based on our pre-IND meeting with the FDA, we believe one additional successful clinical trial of Aridol would provide the basis for approval in the U.S.

•	Successfully complete the clinical development of Bronchitol. We recently completed two successful Phase II trials of Bronchitol for the treatment of cystic fibrosis and bronchiectasis. We expect to initiate our first pivotal Phase III trial in Australia and Europe with Bronchitol for the treatment of bronchiectasis in the fourth quarter of 2005 or the first quarter of 2006, and a second pivotal Phase III trial in the U.S. in mid-2006, and we expect to initiate pivotal Phase III clinical trials for cystic fibrosis in 2006.

•	Focus on attractive product opportunities in our core therapeutic areas. We are developing products that address chronic respiratory and inflammatory/autoimmune diseases. These markets are attractive opportunities because of the limitations of current treatment, the severity of these diseases, and because they are treated by a relatively concentrated physician audience.

•	Develop sales and marketing capabilities in select markets. We intend to retain commercial rights to our products in indications and territories where we believe we can effectively market them with a small specialized sales force. For all other indications and territories, we intend to pursue strategic collaborations.

•

Continue to expand our R&D pipeline. We were founded in 1998 based on anti-inflammatory intellectual property we licensed from the Australian National University. In 2001, we acquired intellectual property that is the basis of our Aridol and Bronchitol product development programs. We will continue to build and strengthen our product pipeline and commercial capabilities, and we may acquire complementary technology and drug development candidates from research institutes, universities and private and public companies. These acquisitions may take the form of collaborations, licensing arrangements or outright purchase of intellectual property, research groups or corporate entities.

Sales and Marketing

We have a small marketing group in Australia but currently have no sales or distribution capabilities. In order to commercialize any of our product candidates, we must further develop these capabilities internally or through collaborations with third parties. We intend to build our own sales force to market our products in Australia, and we intend to retain commercial rights to market our products to pulmonary specialists in the United States and potentially in Europe. Because the United States and European pulmonary specialist market is relatively concentrated, we believe we can effectively target it with a small specialized sales force. We may pursue strategic collaborations to commercialize our products in other territories and on a worldwide basis for indications treated by large physician populations, such as asthma or arthritis.

Manufacturing

We manufacture both Aridol and Bronchitol in our production facility located in Sydney, Australia, under conditions of current Good Manufacturing Practice, known as cGMP. In early 2005, we completed an expansion of our manufacturing facility that approximately tripled our manufacturing capacity. Our manufacturing facility consists of a warehouse, adjoining office space, a cGMP laboratory for quality control and quality assurance, and clean rooms. Final packing of both Aridol and Bronchitol in blister packs is performed by a third party. The inhaler used in conjunction with Bronchitol is manufactured by Plastiape in Italy and is supplied to us on a non-exclusive basis through a standard supply agreement.

We believe that our manufacturing facility has ample operating capacity to produce adequate Aridol and Bronchitol to undertake the full clinical trial program through submission of an NDA in the U.S. for those product candidates and to support the commercial demand of Aridol two years after international launch. For larger-scale commercial manufacturing of these products, we may work with contract manufacturers, or we may choose further expansion of our current manufacturing capabilities.

Our cGMP facilities have been inspected and licensed by the Therapeutic Goods Administration, or TGA, the Australian regulator analogous to the FDA. Our facilities and those of any third-party manufacturers will be subject to periodic inspections confirming compliance with applicable law, including U.S. and European rules, should our product candidates receive approval in those jurisdictions. Our facilities must be cGMP certified before we can manufacture our drugs for commercial sale. Failure to comply with these requirements could result in the shutdown of our facilities or the assessment of fines or other penalties.

Mannitol is the key raw material required for the manufacture of both Aridol and Bronchitol. cGMP grade mannitol is available from a number of suppliers. Inhalers are also available from a number of suppliers.

PXS64 is a small molecular entity synthesized from inexpensive and readily available starting materials available from a number of different suppliers. The manufacture of PX64 is carried out by a contract manufacturer. We own all rights to the manufacturing process.

PXS2076 is a small molecular entity synthesized from inexpensive and readily available starting materials available from a number of different suppliers.

We have outsourced the manufacturing of cGMP grade PXS25 for preclinical trials and clinical trials as our manufacturing facilities are not suitable for the production of PXS25. Our contract manufacturers have the capacity to produce adequate PXS25 for clinical trials of PXS25. We believe we are also able to produce sufficient PXS2076 for research studies.

Competition

We operate in highly competitive segments of the biotechnology and pharmaceutical markets. We face competition from many different sources, including commercial pharmaceutical and biotechnology enterprises, academic institutions, government agencies, and private and public research institutions. Many of our competitors have significantly greater financial, product development, manufacturing and marketing resources than do we. Large pharmaceutical companies have extensive experience in clinical testing and obtaining regulatory approval for drugs. These companies also have significantly greater research capabilities than do we. In addition, many universities and private and public research institutes are active in respiratory and autoimmune disease research, some in direct competition with us. We also compete with these organizations to recruit scientists and clinical development personnel. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

We are aware of many of our competitors in each of the markets we target. These products include approved and marketed products as well as products in development. We expect Aridol, if approved for the diagnosis and management of asthma, to compete with direct bronchiol provocation tests such as methacholine and histamine. We expect Bronchitol for CF to compete with or to be used in conjunction with Pulmozyme and other mucolytic agents. Although it has little market penetration, Mucomyst®, marketed by AstraZeneca, is used by some physicians to treat bronchiectasis, other forms of COPD and CF. Numerous other potential competing therapeutic products are in clinical treatment and preclinical development. In each of our development programs addressing indications for which there are therapies available, we intend to complete clinical trials designed to evaluate the potential advantages of our drug candidates as compared to, or in conjunction with, the current standard of care. Key differentiating elements affecting the success of all of our drug candidates are likely to be their efficacy, convenience and side-effect profile compared to commonly used therapies.

Material Contracts

Following is a summary of our material contracts, other than contracts entered into in the ordinary course of business, to which we are a party, for the two years immediately preceding the filing of this document.

License Agreement with the Central Sydney Area Health Service

On October 10, 2001, we entered into a license agreement with Central Sydney Area Health Service. Pursuant to the license agreement, Central Sydney Area Health Service grants us an exclusive, worldwide license, which is able to be sublicensed, to exploit certain key intellectual property and patents relating to the use of respirable dry powders for the assessment of bronchial hyper-responsiveness, a condition consistent with active asthma, for monitoring steroid use in asthma patients, and for the management of diseases such as cystic fibrosis, bronchiectasis and chronic bronchitis.

There is no fixed expiry date for the license agreement. The term of the license in each relevant country is for the longer of 10 years from the first commercial sale of products which exploits the Central Sydney Area Health Service intellectual property in that country or until the expiry of the last registered patent in that country. The license may be terminated earlier by either party if there is a breach of the agreement by a party and that party fails to remedy the breach within 30 days after receiving notice to do so, or if any party becomes insolvent or if we determine in our commercial judgment that it is not prudent to continue the license. If we decide not to obtain product approval in any country, we will not unreasonably refuse to convert the license into a non-exclusive license for that country.

We must bear the cost of maintaining the relevant registered Central Sydney Area Health Service intellectual property and must use our reasonable commercial endeavors to exploit and undertake research and development of the intellectual property.

We may at our own cost prosecute applications for any new patentable inventions arising in the course of exploiting the Central Sydney Area Health Service intellectual property, in our name. If we do not seek patent protection for the new patentable invention in any country, Central Sydney Area Health Service may at its own cost file patent applications.

For the term of the license, we are liable to pay the royalties described below to Central Sydney Area Health Service on the net sales of products and services which exploit the Central Sydney Area Health Service intellectual property.

In respect of the upper and lower airway function test application of the intellectual property:

•	no royalties until aggregate net sales of products and services from all countries of A$500,000 have been achieved;

•	a royalty of 4% of the gross margin if the net sales of the products or services by us achieve a gross margin of 20% or less;

•	a royalty of 8% of the gross margin if the net sales of the products or services by us achieve a gross margin between 20% and 40%;

•	a royalty of 10% of the gross margin if the net sales of the products or services by us achieve a gross margin greater than 40%; and

•	20% of any royalty received from any sub-licensee.

In respect of the mucociliary clearance and sputum induction applications of the intellectual property:

•	no royalties are payable until sales representing a gross margin of A$1 million have been achieved then, when the gross margin achieved by the product sales is between A$1 million and A$25 million a royalty equal to 3% of the gross margin will apply, when it is between A$25 million and A$75 million a royalty equal to 2.5% of the gross margin will apply and when it is greater than A$75 million a royalty equal to 2% of the gross margin will apply; and

•	20% of any royalty received from a sub-licensee.

To date, we have not paid Central Sydney Area Health Service any royalty or license fees. We are not able to accurately estimate the aggregate amount of potential payments that may be due to Central Sydney Area Health Service as this amount will be a function of the future sales of our applicable products and the percentage royalty and license fees set out above.

We have agreed to indemnify Central Sydney Area Health Service against all loss and damage that Central Sydney Area Health Service may sustain or incur as a result of any actions, claims, suits, proceedings or demands arising directly or indirectly out of the breach of the license by us. Both parties have agreed to indemnify the other party against all loss and damage that the other party may sustain or incur as a result of any damage to the other party’s property or injury to or death of any of the other party’s personnel arising out of the agreement.

Subject to a policy being available on commercially reasonable terms, we must maintain a product liability insurance policy naming Central Sydney Area Health Service, both during the term of the agreement and for a period of six years after the termination of the agreement.

License Agreement with ANU Enterprises Pty Ltd

On October 14, 1999, we entered into a license agreement with ANU Enterprises Pty Ltd (formerly called Anutech Pty Ltd). Pursuant to the license agreement, ANU Enterprises Pty Ltd, as agent for the Australian National University, grants us an exclusive, worldwide license, with the right to sub-license, to exploit intellectual property and patents relating to the use of phosphosugars and their analogues as anti-inflammatory agents in the field of ethical therapeutics. PXS25/64 is not covered by patents that are the subject of this agreement. We have granted to ANU Enterprises Pty Ltd a royalty-free non-exclusive license to use the intellectual property and patents licensed to us and any of our improvements to that intellectual property for their internal research purposes.

There is no fixed expiry date for the license agreement. The term of the license agreement in respect of each patent is for the life of each of the licensed patents. The license may be terminated earlier for breach of the agreement if the defaulting party fails to remedy a breach under the agreement within 90 days of receipt of written notice from the other party (or such longer period as may be agreed), or if the default is not capable of being remedied and the defaulting party does not agree to pay compensation for the loss being suffered as a result of the breach. The non-defaulting party may terminate the agreement if one party defaults in the payment of any money due and the defaulting party fails to remedy the breach within 30 days of receipt of notice from the non-defaulting party. The license agreement may also be terminated by one party if the other party becomes insolvent.

We must use our reasonable endeavors to exploit the intellectual property and licensed patents which are the subject of the agreement and have agreed to commence the sale of products which incorporate or arise from the whole or partial use of the intellectual property and licensed patents by 2011.

Any new intellectual property acquired or developed by us during the term of and in connection with the agreement is our property. ANU Enterprises Pty Ltd must advise us of the filing of any patent application or the issue of any patent which is legally or beneficially owned by the Australian National University or ANU Enterprises Pty Ltd which dominates or is dominated by the licensed patents or relates to the product arising wholly or partially from the intellectual property or licensed patents. For a period of three months after notification of any such intellectual property, we have the option of having any such intellectual property licensed to us under the agreement without any change to the royalty rate payable.

We must reimburse ANU Enterprises Pty Ltd for the costs incurred in filing, maintaining and renewing the Australian National University’s intellectual property. A royalty of 2% of revenue (net of expenses) received by us in connection with its use of the intellectual property and licensed patents is payable by us to ANU Enterprises Pty Ltd. The obligation to pay the royalty survives termination of the agreement. To date, we have reimbursed ANU Enterprises Pty Ltd for certain patents costs and expenses but have not paid any royalties. We are not able to accurately estimate the aggregate amount of potential payments that may be due to ANU Enterprises Pty Ltd as this amount will be a function of the future sales of our applicable products (if any) and the percentage of royalty payments set out above.

We have agreed to indemnify the Australian National University and ANU Enterprises Pty Ltd and any of their directors, officers, employees, staff, students and agents against all loss, liability, damage, claim, cost and expense arising from or in connection with, amongst other things, breach by us of the agreement or our use of the intellectual property and licensed patents.

We must maintain a product liability insurance policy in respect of products related to the agreement.

AusIndustry P3 Pharmaceuticals Partnerships Program Funding Deed

On August 12, 2004, we entered into a funding deed with the Commonwealth of Australia under the AusIndustry P3 Pharmaceuticals Partnerships Program. The term of the funding deed is until June 30, 2008. Subject to us expending certain eligible expenditure and undertaking certain eligible activities in connection with projects for the development of new treatments for autoimmune diseases (multiple sclerosis and rheumatoid arthritis) and the development of new treatments for chronic respiratory disease, the Commonwealth of Australia may, as of June 30, 2005, pay us a total amount of A$4.5 million between July 2005 and June 2008 for eligible pharmaceutical research and development activities undertaken by us in relation to the development of new treatments for autoimmune diseases and the development of new treatments for chronic respiratory diseases. As at June 30, 2005, we have received A$55,481 under the funding deed.

Payments are made under the funding deed depending on the amount of eligible expenditure forecasted and actually made by us. Payment amounts are limited to specified amounts each year which may be increased or decreased in accordance with the terms of the funding deed. The amount to be paid under the funding agreement is reduced by other financial assistance received from the Commonwealth of Australia or any Australian state governments.

We are not entitled to funds under the funding agreement if the Commonwealth of Australia has insufficient funding for the program, if we fail to submit reports when required, if we have not otherwise complied with our obligations under the funding agreement or if the Commonwealth of Australia is entitled to terminate the deed. The Commonwealth of Australia may withhold payment if it considers that we are not entitled to the payment under the deed, for such time as the Commonwealth of Australia requires to make inquiries to determine whether we are entitled to payment. We may be required to repay the amount of any overpayment of the grant if the Commonwealth of Australia gives us notice that they have paid us more than we are entitled to be paid.

The Commonwealth of Australia does not assert any ownership of, or any right to, any of the intellectual property created under the funding deed. We have granted to the Commonwealth of Australia a permanent, irrevocable, royalty free, worldwide, non-exclusive license to use, reproduce, publish, transmit, adapt and modify any documents and associated materials brought into existence for the purpose of us reporting on the performance of our obligations under the deed or otherwise used in connection with the grant program. This licensed material may only be used for the purposes of the Commonwealth of Australia’s dissemination, reporting and accountability requirements, but not to commercially exploit such material.

We must provide a range of reports, including quarterly, annual and ad-hoc reports and must respond to requests for information, in relation to the performance of our obligations under the funding deed to the Commonwealth of Australia. We must also provide the Commonwealth with audited financial statements verifying actual expenditure. The Commonwealth of Australia is entitled to undertake assessments and reviews of our performance of our obligations at stipulated times under the funding deed and also on an ad-hoc basis.

The funding deed terminates on the earliest of the following:

•	June 30, 2008;

•	if we enter into a new funding deed with the Commonwealth of Australia in relation to the research and development;

•	if we agree with the Commonwealth of Australia to terminate the funding deed; and

•	if the Commonwealth of Australia has paid the maximum amounts to be paid under the deed.

The Commonwealth of Australia may terminate the funding deed:

•	if the Commonwealth of Australia gives us not less than 30 days written notice of termination;

•	if we are in breach of the funding deed and in the opinion of the Commonwealth of Australia the breach is not capable of being remedied or if capable of being remedied it is not remedied within 21 days of receipt of written notice;

•	in certain circumstances, if we fail to submit reports;

•	if our research and development activities or the quality of those activities do not satisfy the grant eligibility criteria;

•	if there is a change of control of us; or

•	if we become insolvent.

Research and Development Start Program Grant Agreement

On June 17, 2003, we entered into a grant agreement with the Commonwealth of Australia under the research and development Start Grant Program. The Commonwealth of Australia has provided us with a grant of 50% of our eligible expenditure on a project for the development of a new treatment for cystic fibrosis up to a maximum grant amount of A$3.0 million payable over the period to December 31, 2005. At June 30, 2005, we had received A$2.5 million of the grant out of an aggregate maximum of A$3.0 million. The grant agreement formally terminates on December 31, 2010. We have ongoing reporting obligations beyond the project completion date until the termination of the grant agreement.

We may only use the grant solely for the project for the development of a new treatment for cystic fibrosis. We may not encumber our rights under the grant agreement. Grant payments are made in accordance with an agreed schedule subject to the Commonwealth of Australia having sufficient funding available and us making the necessary eligible expenditure, achieving satisfactory progress on a project for the development of a new treatment for cystic fibrosis and having submitted all progress reports due. We must use our best endeavors to commercialize the project for the development of a new treatment for cystic fibrosis on normal commercial terms within a reasonable time of completion of the project.

We must provide reports to the Commonwealth of Australia every three months.

The Commonwealth of Australia may terminate the grant agreement for breach of the agreement by us, for a failure by us to undertake the required research, if there is a change of control of us, or on the grounds of our insolvency. In certain limited circumstances where we fail to use our best endeavors to commercialize the project within a reasonable time of completion of the project or upon termination of a grant due to our breach of agreement or our insolvency, the Commonwealth of Australia may require us to repay some or all of the grant. We consider that the likelihood of being required to repay grant funding is remote while we continue to act in good faith with respect to this grant. We may be required to repay the amount of any overpayment of the grant if the Commonwealth of Australia gives us notice that they have paid us more than we are entitled to be paid. To date, we have not been required to repay any amounts paid to us under our current two grant agreements and we are not aware of any current circumstances that would require us to repay any such amounts.

Intellectual Property

We patent the technology, inventions and improvements that we consider important to the development of our business. As of August 31, 2005, we owned or had exclusive rights to 16 issued U.S. and foreign patents and ten pending U.S. and foreign patent applications. Of these, nine issued patents and three pending applications relate to Aridol and Bronchitol. The last of these issued patents are due to expire in 2021. One pending application in the form of a PCT international application relates to PXS25 and PXS64 and is scheduled for entry into the national phase no later than November 20, 2005. The remaining patents and applications relate to other aspects of our technology or other drug discovery programs that have not yet entered a full development program. We intend to seek patent term extension for our eligible patents, including under the Hatch-Waxman Act, which provides up to five years of patent extension.

We have obtained from Central Sydney Area Health Service exclusive worldwide rights for certain key intellectual property and patents relating to the use of respirable dry powders for the assessment of bronchial hyper-responsiveness, a condition consistent with active asthma, for monitoring steroid use in asthma patients, and enhancing mucus clearance in diseases such as cystic fibrosis, bronchiectasis and chronic bronchitis. These exclusive rights, which form the basis for patent protection of both Aridol and Bronchitol, derive from one issued U.S. and eight issued foreign patents. The U.S. and most of the foreign patents covering Aridol and Bronchitol are due to expire in 2015. The latest expiring in any territory is 2021. The U.S. patent may be eligible for extension by up to an additional five years.

We also have an exclusive worldwide license from ANU Enterprises Pty Ltd. (formerly Anutech Pty Ltd.) to develop and commercialize intellectual property relating to the treatment of inflammatory or immune-mediated conditions in patients by administering a phosphosugar. These exclusive rights derive from two issued U.S. and four issued foreign patents covering the E.U. member states and Australia, as well as other major territories. The last of these patents are due to expire in 2017. The U.S. patents may be eligible for extension by up to an additional five years.

Our ability to build and maintain our proprietary position for our technology and drug candidates will depend on our success in obtaining effective claims and enforcing those claims once granted. The patent positions of biopharmaceutical companies like ours are generally uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. Some countries in which we may sell our product candidates or license our intellectual property may fail to protect our intellectual property rights to the same extent as the protection that may be afforded in the United States or Australia. Some legal principles remain unresolved and there has not been a consistent policy regarding the breadth or interpretation of claims allowed in patents in the United States, the European Union, Australia or elsewhere. In addition, the specific content of patents and patent applications that are necessary to support and interpret patent claims is highly uncertain due to the complex nature of the relevant legal, scientific and factual issues. Changes in either patent laws or in interpretations of patent laws in the United States, the European Union or elsewhere may diminish the value of our intellectual property or narrow the scope of our patent protection.

We may not be able to develop patentable products or be able to obtain patents from pending patent applications. Even if patents are issued, those patents can be challenged by our competitors who can argue such patents are invalid. Patents also will not protect our products if competitors devise ways of making these product candidates without legally infringing our patents. The U.S. Federal Food, Drug and Cosmetic Act and FDA regulations and policies and equivalents in other jurisdictions provide incentives to manufacturers to challenge patent validity or create modified, noninfringing versions of a drug in order to facilitate the approval of abbreviated new drug applications for generic substitutes. In addition, patent applications filed before November 29, 2000 in the U.S. are maintained in secrecy until patents issue. Later filed U.S. applications and patent applications in most foreign countries generally are not published until at least 18 months after they are filed. Scientific and patent publication often occurs long after the date of the scientific discoveries disclosed in those publications. Accordingly, we cannot be certain that we were the first to invent the subject matter covered by any patent application or that we were the first to file a patent application for any inventions.

Government Regulation and Product Approval

Regulation by governmental authorities in the United States and other countries is a significant factor in the development, manufacture and marketing of pharmaceuticals. All of our products will require regulatory approval by governmental agencies prior to commercialization. In particular, pharmaceutical drugs are subject to rigorous preclinical testing and clinical trials and other premarketing approval requirements by the FDA and regulatory authorities in other countries. In the United States, various federal, and in some cases state statutes and regulations, also govern or impact upon the manufacturing, safety, labeling, storage, record-keeping and marketing of pharmaceutical products. The lengthy process of seeking required approvals and the continuing need for compliance with applicable statutes and regulations require the expenditure of substantial resources. Regulatory approval, when and if obtained for any of our product candidates, may be limited in scope which may significantly limit the indicated uses for which our product candidates may be marketed. Further, approved drugs and manufacturers are subject to ongoing review and discovery of previously unknown problems that may result in restrictions on their manufacture, sale or use or in their withdrawal from the market.

Preclinical Studies

Before testing any compounds with potential therapeutic value in human subjects in the United States, stringent government requirements for preclinical data must be satisfied. Preclinical testing includes both in vitro and in vivo laboratory evaluation and characterization of the safety and efficacy of a drug and its formulation. Preclinical testing results obtained from studies in several animal species, as well as from in vitro studies, are submitted to the FDA as part of an investigational new drug application, or IND, and are reviewed by the FDA prior to the commencement of human clinical trials. These preclinical data must provide an adequate basis for evaluating both the safety and the scientific rationale for the initial trials in human volunteers.

Clinical Trials

If a company wants to test a new drug in humans, an IND must be prepared and filed with the FDA. The IND becomes effective if not rejected or put on clinical hold by the FDA within 30 days. In addition, an Institutional Review Board comprised in part of physicians at the hospital or clinic where the proposed trials will be conducted must review and approve the trial protocol and monitor the trial on an ongoing basis. The FDA may, at any time during the 30-day period or at any time thereafter, impose a clinical hold on proposed or ongoing clinical trials. If the FDA imposes a clinical hold, clinical trials cannot commence or recommence without FDA authorization and then only under terms authorized by the FDA. In some instances, the IND application process can result in substantial delay and expense.

Clinical Trial Phases

Clinical trials typically are conducted in three sequential phases, phases I, II and III, with phase IV trials potentially conducted after marketing approval. These phases may be compressed, may overlap or may be omitted in some circumstances.

•	Phase I clinical trials. After an IND becomes effective, phase I human clinical trials can begin. These trials evaluate a drug’s safety profile, and the range of safe dosages that can be administered to healthy volunteers and/or patients, including the maximum tolerated dose that can be given to a trial subject with the target disease or condition. Phase I trials also determine how a drug is absorbed, distributed, metabolized and excreted by the body, and duration of its action.

•	Phase II clinical trials. Phase II clinical trials typically are designed to evaluate the potential effectiveness of the drug in patients and to further ascertain the safety of the drug at the dosage given in a larger patient population.

•	Phase III clinical trials. In phase III clinical trials, the drug is usually tested in a controlled, randomized trial comparing the investigational new drug to an approved form of therapy in an expanded and well defined patient population and at multiple clinical sites. The goal of these trials is to obtain definitive statistical evidence of safety and effectiveness of the investigational new drug regime as compared to an approved standard therapy in defined patient populations with a given disease and stage of illness.

All clinical trials for our products have been conducted in accordance with the ICH (International Conference on Harmonization) guidance so that we can apply for marketing authorization in multiple jurisdictions.

New Drug Application

After completion of clinical trials, if there is substantial evidence that the drug is safe and effective, a new drug application, or NDA, is prepared and submitted for the FDA to review. The NDA must contain all of the essential information on the drug gathered to that date, including data from preclinical and clinical trials, and the content and format of an NDA must conform with all FDA regulations and guidelines. Accordingly, the preparation and submission of an NDA is a major undertaking for a company.

The FDA reviews all NDAs submitted before it accepts them for filing and may request additional information from the sponsor rather than accepting an NDA for filing. In such an event, the NDA must be submitted with the additional information and, again, is subject to review before filing. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Typically, the FDA takes ten months to review and respond to the NDA. The FDA may refer the application to an appropriate advisory committee, typically a panel of clinicians, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation, but gives great weight to it. If the FDA evaluations of both the NDA and the manufacturing facilities are favorable, the FDA may issue either an approval letter or an approvable letter, which usually contains a number of conditions that must be satisfied in order to secure final approval. If the FDA’s evaluation of the NDA submission or manufacturing facility is not favorable, the FDA may refuse to approve the NDA or issue a not approvable letter.

Other Regulatory Requirements

Any products we manufacture or distribute under FDA approvals are subject to pervasive and continuing regulation by the FDA, including record-keeping requirements and reporting of adverse experiences with the products. Drug manufacturers and their subcontractors are required to register with the FDA and, where appropriate, state agencies, and are subject to periodic unannounced inspections by the FDA and state agencies for compliance with current GMP regulations which impose procedural and documentation requirements upon us and any third party manufacturers we utilize.

The FDA closely regulates the marketing and promotion of drugs. A company can make only those claims relating to safety and efficacy that are approved by the FDA. Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available drugs for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use.

The FDA’s policies may change and additional government regulations may be enacted which could prevent or delay regulatory approval of our product candidates or approval of new indications for our existing products. We cannot predict the likelihood, nature or extent of adverse governmental regulations that might arise from future legislative or administrative action, either in the United States or abroad.

We received orphan drug designation for Bronchitol in August 2005 for the treatment of CF for patients at risk for developing bronchiectasis. Bronchiectasis is a major risk for CF patients. Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the U.S. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the identity of the applicant, the therapeutic agent and the designated orphan use are disclosed publicly by the FDA.

Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process. If a product that has orphan drug designation is the first such product to receive FDA approval for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same disease, except in limited circumstances, for seven years. The FDA may permit additional companies to market a drug for the designated condition if such companies can demonstrate clinical superiority. More than one product may also be approved by the FDA for the same orphan indication or disease as long as the products are different drugs. As a result, even if Bronchitol is approved to treat CF and receives orphan drug status, the FDA can still approve other drugs for use in treating the same indication or disease covered by Bronchitol, which could create a more competitive market for us. Moreover, if a competitor obtains approval of the same drug for the same indication or disease before us, we would be blocked from obtaining approval for our product for seven years, unless our product can be shown to be clinically superior.

Foreign Regulation

In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

Under European Union regulatory systems, marketing authorizations may be submitted either under a centralized procedure, a mutual recognition procedure or a decentralized procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states. The decentralized procedure provides for a joint assessment of safety and efficacy by a number of E.U. member states. The mutual recognition procedure provides for mutual recognition of national approval decisions. Under this procedure, the member state approving the first marketing authorization within the E.U. submits an application for recognition to other E.U. member states. Within 90 days of receipt of the application and the first member state’s report of the assessment of the drug, the other member states are supposed to recognize the marketing authorization of the first member state or refer the application to the Committee for Human Medicinal Products, or CHMP, for arbitration, if one or more member states believe there is a potential serious risk to public health, and the member states cannot reach agreement on the approval of the product. The CHMP is a scientific expert committee of the European Medicines Agency, or EMEA. The EMEA is responsible for the protection of public health in the E.U. through the coordination and evaluation and supervision of medicinal products, including administering the centralized procedure and performing a more limited role in the mutual recognition procedures. After member states agree to mutual recognition of the first marketing authorization, national marketing authorizations must still be issued in each member state which recognized it, including approval of translations, labeling and the like.

Regulation in Australia

In Australia, the relevant regulatory body responsible for the pharmaceutical industry is the Therapeutics Goods Administration, or TGA. The TGA maintains the Australian system of controls, safety, efficacy and availability of therapeutic goods used in Australia or exported from Australia.

Any products we manufacture in Australia or distribute in, or export from, Australia are subject to pervasive and continuing regulation by the TGA. Our products are subject to pre-market evaluation and approval by the TGA and must be entered on the Australian Register of Therapeutic Goods prior to commercial manufacture or sale. Our manufacturing facilities must be licensed by the TGA and our products must be manufactured in accordance with international standards of Good Manufacturing Practice. The TGA carries out a range of ongoing assessment and monitoring activities, including sampling, adverse event reporting, surveillance activities, and response to public inquiries and undertakes assessments of products for export. The TGA also regulates the advertising, labeling, product appearance and guidelines of our products.

The TGA’s policies may change and additional governmental regulations may be enacted which could prevent or delay the regulatory approval of our product candidates or approval of new indications of our existing products. We cannot predict the likelihood, nature and extent or adverse governmental regulations that might arise from future legislative or administrative action.

In addition to regulations in Europe, Australia and the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial distribution of our products.

Facilities

As of June 30, 2005, we leased approximately 15,000 square feet of manufacturing, warehouse and office space at Unit 2, 10 Rodborough Road, Frenchs Forest, NSW 2086, Sydney, Australia. Our lease expires in June 2006, with an option to renew for a further five years thereafter. From July 1, 2001 to June 30, 2005, we spent approximately A$2.8 million related to the establishment of this manufacturing facility. While the current manufacturing capacity expansion has been accommodated within this facility, we will require additional space and facilities as our business expands.

Employees

As of September 30, 2005, we had 32 employees, and 11 full time contractors, including 7 researchers based at the Australian National University, contracted completely to us by ANU Enterprises Pty Ltd under a service agreement between ANU Enterprises Pty Ltd and us. Thirty-three of our employees and full time contractors are engaged in research and development, with the remainder involved in administrative and marketing functions. Ten of our employees and full time contractors have doctoral degrees. We believe relations with our employees are generally good. None of our employees are covered by a collective bargaining agreement.

Legal Proceedings

We are not involved in any legal, arbitration or governmental proceedings which may have, or have had in the recent past, significant effects on our financial position or profitability. We are also not aware of any pending legal, arbitration or governmental proceedings against us which may have significant effects on our financial position or profitability.

Management

The following table presents information about our executive officers and directors as of September 30, 2005.

Name	Age	Position
Alan D. Robertson, Ph.D.	49	Chief Executive Officer and Managing Director
Brett Charlton, Ph.D.	49	Medical Director and Director
William B. Cowden, Ph.D.	56	Chief Scientific Officer
John F. Crapper	53	Chief Operations Officer
Ian A. McDonald, Ph.D.	58	Chief Technical Officer
David M. McGarvey, C.A., C.P.A.	49	Chief Financial Officer, Company Secretary
Gary J. Phillips	44	Head of Commercial Development
Denis M. Hanley(1)(2)	58	Chairman of the Board
Carmel J. Hillyard, Ph.D.(2)	56	Director
Charles P.H. Kiefel(1)	50	Director
Malcolm J. McComas(1)	51	Director
Brigitte H. Smith(2)	38	Director

(1)	Member of the Audit Committee.

(2)	Member of the Remuneration and Nomination Committee.

The business address for our executive officers and directors is c/o Pharmaxis Ltd, Unit 2, 10 Rodborough Road, Frenchs Forest, NSW Australia 2086.

Executive Officers and Directors

Alan D. Robertson, Ph.D., has been our Chief Executive Officer since December 1999 and a member of our board of directors since July 2000. Dr. Robertson has more than two decades of experience in drug discovery and product development with leading pharmaceutical companies, including spending 8 years with Wellcome plc in London and thereafter with two Australian companies, Faulding Ltd and Amrad Ltd. Dr. Robertson has been actively involved in the discovery, development and marketing of various compounds, including new treatments for migraine and cardiovascular disease. Dr. Robertson is the co-inventor of 18 patents and author of more than 35 scientific papers, and was the inventor of the migraine therapeutic Zomig that is marketed worldwide by AstraZeneca. Dr. Robertson holds a B.Sc. and a Ph.D. in Synthetic Organic Chemistry from the University of Glasgow.

Brett Charlton, Ph.D., is a co-founder of Pharmaxis and has been our Medical Director and a member of our board of directors since June 1998. Dr. Charlton is the author of more than 60 scientific papers and has over 15 years of experience in clinical trial design and management. Dr. Charlton was founding Medical Director of the National Health Sciences Centre and established its Clinical Trials Unit. Prior to joining us, Dr. Charlton held various positions with the Australian National University, Stanford University, the Baxter Centre for Medical Research, Royal Melbourne Hospital, and the Walter and Eliza Hall Institute. Dr. Charlton holds a M.B.B.S. with honors from the University of New South Wales and a Ph.D. from the University of New South Wales.

William B. Cowden, Ph.D., is a co-founder of Pharmaxis and has been our Chief Scientific Officer since June 1998. Dr. Cowden has two decades of experience in researching and developing therapeutic compounds to treat cancer and infectious and inflammatory diseases. Dr. Cowden is the co-inventor of 12 patents and author of more than 150 scientific papers. Dr. Cowden has a long association with the John Curtin School of Medical Research at the Australian National University, and has held senior research positions with that university’s departments of medical chemistry, experimental pathology, and cell biology and virology. Dr. Cowden is Head of the Immunopathology Research Group and directs our research into autoimmune compounds for multiple sclerosis and rheumatoid arthritis. Dr. Cowden holds a B.S. (honors) from Troy State University and a Ph.D. in Medical Chemistry from the University of Queensland.

John F. Crapper has been our Chief Operations Officer since July 2003. Mr. Crapper has over three decades of experience in manufacturing and operations. From 1987 to 2003, Mr. Crapper held various positions within the Memtec Limited/Memcor organization most recently as Senior Vice-President and General Manager of Memcor International, and Managing Director of Memcor Australia Pty Ltd, a leader in the design and manufacture of microfiltration membranes and systems. During his 15 years at Memcor, Mr. Crapper managed the scale-up of manufacturing equipment and processes from the company’s research and development group, created full-scale production operations, and managed the establishment of Quality Assurance and Enterprise Resource Planning systems. From 1980 to 1987, Mr. Crapper served as Operations Director of the Animal Health Division at Syntex Pharmaceutical. From 1971 to 1980, Mr. Crapper served as Production Manager at VR Laboratories, a private veterinary pharmaceutical company. Mr. Crapper holds a B.S. in Applied Chemistry from the University of Technology, Sydney and an M.B.A from Macquarie University.

Ian A. McDonald, Ph.D., has been our Chief Technical Officer since April 2005. Dr. McDonald has over 25 years of experience in managing drug discovery and design teams in Europe and the U.S. From 2002 to 2004, Dr. McDonald served as Vice President of Drug Discovery at Structural GenomiX Inc. (now SGX Pharmaceuticals Inc.). From 2001 to 2002, Dr. McDonald served as Vice President of Drug Discovery at Structural Bioinformatics Inc. (now Cengent Therapeutics). From 1993 to 2000, Dr. McDonald served as Director, then Vice President of Chemistry at SIBIA Neuroscience (now part of Merck Research Laboratories) and was responsible for medicinal and bio-chemistry research. From 1978 to 1993, Dr. McDonald served in various capacities as a research chemist at Merrell Dow (now part of Sanofi-Aventis). Dr. McDonald is the co-inventor of 39 U.S. patents and co-author of 77 peer-reviewed manuscripts and book chapters. Dr. McDonald holds B.S. and Ph.D. degrees in Organic Chemistry from the University of Western Australia.

David M. McGarvey, C.A., C.P.A., has been our Chief Financial Officer and Company Secretary since December 2002. Mr. McGarvey has two decades of experience in overseeing the financial affairs of different Australian companies. From 1998 to 2002, Mr. McGarvey served as Chief Financial Officer of the Filtration and Separations Group of U.S. Filter Corporation where he managed over 20 merger and acquisition transactions, including the sale of the Filtration and Separations Group to Pall Corporation in 2002. From 1985 to 1997, Mr. McGarvey served as Chief Financial Officer of Memtec Limited. While at Memtec, Mr. McGarvey oversaw the U.S. listing of Memtec on the Nasdaq National Market and the New York Stock Exchange and managed over 10 merger and acquisition transactions, including the acquisition of Memtec by U.S. Filter. From 1975 to 1985, Mr. McGarvey held various positions at PricewaterhouseCoopers. Mr. McGarvey holds a B.A. in Accounting from Macquarie University and was admitted to the Institute of Chartered Accountants in Australia in 1981, and to the Australian Society of Certified Practicing Accountants in 1993.

Gary J. Phillips has been our Head of Commercial Development since December 2003. Mr. Phillips has over two decades of operational management experience in the pharmaceutical and healthcare industry in Europe, Asia and Australia. From 1998 to 2003, Mr. Phillips held various positions within Novartis Asia, most recently as Chief Executive Officer of Novartis Pharmaceuticals Australia Pty Ltd, where he successfully launched leading oncology and ophthalmology products and relaunched newly acquired primary care products. From 1992 to 1998, Mr. Phillips served as Chief Executive Officer at Ciba Geigy in Hungary. Mr. Phillips holds a B. Pharm. in Pharmacy with honors from Nottingham University in the U.K. and an M.B.A. from Henly Management College.

Denis M. Hanley has been the Chairman of our board of directors since October 2001. From 1983 to 1997, Mr. Hanley served as Chief Executive Officer of Memtec Limited, a leader in the design and manufacture of microfiltration membrane systems. From 1971 to 1982, Mr. Hanley held various positions within Baxter Healthcare, most recently as Australian Managing Director. Mr. Hanley has served on the Australian Industry Research and Development Board and various technology councils and roundtables. Mr. Hanley serves on the board of directors of Lochard Limited and CathRx Ltd, and is a member of the Australian Government’s Cooperative Research Centre Committee. Mr. Hanley holds an M.B.A. with high distinction from the Harvard Graduate School of Business Administration, where he was named a Baker Scholar.

Carmel J. Hillyard, Ph.D., has been a member of our board of directors since August 2002. Dr. Hillyard has more than three decades of experience in managing all aspects of drug discovery and development at life science companies. Dr. Hillyard’s career extends from research in cancer and endocrinology at London University, through patenting and developing novel diagnostic technologies, to assisting entrepreneurs and early-stage life science companies. From 1997 to present, Dr. Hillyard has served as a founder and Partner at CM Capital Investments, a venture capital fund manager, where she heads the life sciences practice. Dr. Hillyard is the inventor of six patent families, and has provided strategic guidance to pharmaceutical and biotechnology companies on licensing technology, managing collaborations and obtaining venture funding. Dr. Hillyard has also advised the Australian government on science and technology matters and is a board member of the Australian Nuclear Science and Technology Organisation. Dr. Hillyard serves on the board of directors of CathRx Ltd. Dr. Hillyard holds a joint B.Sc. in biochemistry and biology with honors from the University of London and a Ph.D. in medicine from the Royal Postgraduate Medical School in the U.K. Dr. Hillyard is a Fellow of the Academy of Technological Sciences and Engineering and the recipient of the Centenary medal from the Australian Government.

Charles P.H. Kiefel has been a member of our board of directors since May 2003. Mr. Kiefel has more than two decades of experience in finance and investment banking. From 1990 to 2000, Mr. Kiefel was Managing Director of Corporate Finance at ANZ Investment Bank. From 1986 to 1990, Mr. Kiefel was Director of Corporate Finance at Ord Minnett. From 1985 to 1986, Mr. Kiefel held positions at Lazard Brothers & Co. Ltd in the U.K. and Lazard Frere in New York. Mr. Kiefel serves on the board of directors of Military Superannuation & Benefits Board, Wilson HTM Charities Ltd, Hyperion Asset Management Ltd and Hyperion Holdings Limited. Mr. Kiefel has a B. Com. from the University of New South Wales and is a Fellow of the Institute of Chartered Accountants in Australia.

Malcolm J. McComas has been a member of our board of directors since July 2003. Mr. McComas has more than two decades of experience in investment banking, particularly in equity and debt finance, mergers and acquisitions, and privatizations. From 1999 to 2004, Mr. McComas was a director of Grant Samuel and currently serves as a consultant to their corporate advisory, property services and funds management group. During 1998, Mr. McComas served as a Managing Director at Salomon Smith Barney. From 1988 to 1997, Mr. McComas served as a Managing Director at County NatWest. Mr. McComas serves as a non-executive director of Australasian Investors Limited and non-executive chairman of Sunshine Heart Inc. Mr. McComas holds a B.Ec. and a Bachelor of Laws from Monash University.

Brigitte H. Smith has been a member of our board of directors since October 1999. Ms. Smith is a venture capital investor with more than ten years of experience in strategic management consulting and working with early stage technology-based businesses in the U.S. and Australia. Since 2002, Ms. Smith has served as a Managing Director of GBS Venture Partners, a specialist life science venture capital business she co-founded after completing a management buy-out from Rothschild. A former Fulbright Scholar, Ms. Smith is also an Adjunct Senior Lecturer at Melbourne Business School, where she teaches Entrepreneurial Finance. Ms. Smith holds a B.S. in Chemical Engineering with honors from the University of Melbourne, an M.A. from the Fletcher School of Law and Diplomacy and an M.B.A with honors from the Harvard Graduate School of Business Administration.

There are no family relationships between any of our executive officers or directors.

Composition of the Board of Directors

We regard Messrs. Kiefel, McComas and Hanley as independent non-executive directors for purposes of applicable Australian law, as described by the Pharmaxis Corporate Governance Framework, and in accordance with the Principles of Good Corporate Governance and Best Practice Recommendations issued by the Australian Stock Exchange.

We do not regard Dr. Robertson and Dr. Charlton as independent directors under applicable Australian law as they are Pharmaxis executives. We do not consider Ms. Smith and Dr. Hillyard as independent directors under applicable Australian law because they are associated with shareholders that own a significant number of shares in Pharmaxis.

Committees of the Board of Directors

Our board of directors has established the committees described below and may establish others from time to time.

Audit Committee. The members of our audit committee are Messrs. Kiefel, McComas and Hanley. Mr. Kiefel chairs the audit committee. Our audit committee is responsible for:

•	our financial reporting process including annual and half-year financial reports and all other financial information published by us;

•	our system of internal control and management of risk;

•	integrity of our financial reporting system;

•	the internal and external audit process;

•	our process for monitoring compliance with laws and regulations and our own Code of Conduct;

•	reviewing related party transactions;

•	appointing the external auditor; and

•	overseeing the independence of the external auditor.

Remuneration and Nomination Committee. The members of our remuneration and nomination committee are Mr. Hanley, Ms. Smith, and Dr. Hillyard. Mr. Hanley chairs the committee. The purpose of our Remuneration and Nomination committee is:

•	to assess the appropriate size, composition and skill mix of our board of directors;

•	to evaluate the performance of our board of directors and individual directors;

•	reviewing and recommending approval of compensation of directors and executive officers; and

•	to administer the Pharmaxis Employee Option Plan.

Committees of the Board of Directors/Corporate Governance

We have adopted a Corporate Governance Framework. In preparing the framework, we have been mindful of the Principles of Good Corporate Governance and Best Practice Recommendations issued by the Australian Stock Exchange Corporate Governance Council in March 2003. These recommendations are not mandatory, however departures from them are required to be fully disclosed in our annual report which is sent to shareholders and publicly disclosed through the Australian Stock Exchange. Conscious of the need for our policies to be appropriate for Pharmaxis, we have identified several areas where we are best served by policies that differ from the Best Practice Recommendations. We expect that our Corporate Governance Framework will alter over time as we implement our business plans, as we grow in operational complexity, as our shareholder base grows and to reflect the requirements of the Sarbanes-Oxley Act of 2002, rules adopted by the SEC and listing standards of the Nasdaq National Market.

The Sarbanes-Oxley Act of 2002, SEC Rules and the Nasdaq National Market Marketplace Rules. The Sarbanes-Oxley Act of 2002, as well as related new rules subsequently implemented by the SEC, require foreign private issuers, such as Pharmaxis, to comply with various corporate governance practices. In addition, Nasdaq has recently made certain changes to its corporate governance requirements for companies that are listed on the Nasdaq National Market. These changes allow us to follow Australian “home country” corporate governance practices in lieu of the otherwise applicable Nasdaq corporate governance standards, as long as we disclose each requirement of Rule 4350 that we do not follow and describe the home country practice we follow in lieu of the relevant Nasdaq corporate governance standards. We intend to take all actions necessary for Pharmaxis to maintain compliance with applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, rules adopted by the SEC and listing standards of Nasdaq. We propose to follow Australian corporate governance practices in lieu of the corporate governance requirements of the Nasdaq Marketplace Rules in respect of:

•	Nasdaq requirement under Rule 4350(f) that a quorum consist of holders of 33 1/3% of the outstanding ordinary shares – The Listing Rules of Australian Stock Exchange do not have an express requirement that each issuer listed with Australian Stock Exchange have a quorum of any particular number of the outstanding ordinary shares, but instead allow a listed issuer to establish its own quorum requirements. Our quorum is currently five persons who are entitled to vote. We believe this quorum requirement is consistent with the requirements of the Australian Stock Exchange and is appropriate and typical of generally accepted business practices in Australia. For a summary of our quorum requirements, see “Description of Share Capital – Shareholders Meetings;”

•	The Nasdaq requirements under Rules 4350(c)(1) and (2) relating to director independence, including the requirements that a majority of the board of directors must be comprised of independent directors and that independent directors must have regularly scheduled meetings at which only independent directors are present – The Nasdaq and Australian Stock Exchange definitions of what constitute an independent director are not identical and the requirements relating to the roles and obligations of independent directors are not identical. The Australian Stock Exchange, unlike Nasdaq, permits an issuer to establish its own materiality threshold for determining whether a transaction between a director and an issuer affects the director’s status as independent and it does not require that a majority of the issuer’s board of directors be independent, as long as the issuer publicly discloses this fact. In addition, the Australian Stock Exchange does not require that the independent directors have regularly scheduled meeting at which only independent directors are present. We believe that our board composition is consistent with the requirements of the Australian Stock Exchange and that it is appropriate and typical of generally accepted business practices in Australia. For a description of which of our directors we regard as being independent directors under Australian law, see “Management – Committees of the Board of Directors;”

•	The Nasdaq requirements under Rule 4350(d) (other than Rule 4350(d)(2)(A)(ii), which we will comply with) relating to the composition of the audit committee and the audit committee charter – The Nasdaq and Australian Stock Exchange audit committee requirements are not identical. Moreover, differences in the requirements of Nasdaq and Australian Stock Exchange also arise because of the differences in the definitions of who constitutes an independent director, as discussed above. Issuers listed on the Australian Stock Exchange are required under applicable listing standards to establish an audit committee consisting only of non-executive directors, a majority of independent directors, an independent chair, and at least three members, and adopt a formal audit committee charter which sets out the roles and responsibilities, composition, structure and membership requirements of the audit committee, or publicly disclose that it has not done so. We have an audit committee and audit committee charter that are consistent with the requirements of the Australian Stock Exchange and which we believe are appropriate and typical of generally accepted business practices in Australia. For a description of our audit committee, see “Management – Committees of the Board of Directors;” and

•

The Nasdaq requirements under Rules 4350(c)(3) and (4) that compensation of an issuer’s officers must be determined, or recommended to the Board for determination, either by a majority of the independent directors, or a compensation committee comprised solely of independent directors, and that director nominees must either be selected, or recommended for the Board’s selection, either by a majority of the independent directors, or a nominations committee comprised solely of independent directors – The Nasdaq compensation committee requirements are not identical to the Australian Stock Exchange remuneration and nomination committee requirements. Moreover, differences in the requirements of Nasdaq and Australian Stock Exchange with respect to these committees also arise because of the differences in the definitions of what constitutes an independent director, as discussed above. Issuers listed on the Australian Stock Exchange are required under applicable listing standards to establish a remuneration committee consisting of a majority of independent directors and an independent chairperson, or publicly disclose that it has not done so. We have a remuneration and nomination committee that is consistent with the requirements of the Australian Stock Exchange and which we believe is appropriate and typical of generally accepted business practices in Australia. For a description of our remuneration and nomination committee, see “Management – Committees of the Board of Directors.”

Remuneration Committee Interlocks and Insider Participation

As noted above, the remuneration and nomination committee of our board consists of Mr. Hanley, Ms. Smith and Dr. Hillyard. None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board of directors or compensation committee.

Scientific Advisory Board

The members of the Pharmaxis Scientific Advisory Board play an important role advising us in their areas of expertise.

Sandra Anderson, B.Sc., Ph.D., D.Sc., FANZSRS, is an expert in the diagnosis and treatment of asthma. She is a world authority in the measurement, management and mechanisms of exercise-induced asthma, and has developed a variety of tests for identifying asthma, including Aridol. A prolific author and the recipient of numerous awards for her work, Dr. Anderson is Principal Hospital Scientist in the Department of Respiratory Medicine of the Royal Prince Alfred Hospital, Sydney. She is a Vice President of Asthma NSW and Co-Chairman of their Research Advisory Committee. Dr. Anderson has served on various international taskforces and committees and is currently part of an independent panel of the International Olympic Committee Medical Commission. She is actively engaged in our development, participating in technical presentations to various opinion leaders and regulatory authorities around the world. Dr. Anderson holds a Bachelor of Science in Physiology from the University of Sydney and a Ph.D. in Medicine from the University of London.

Norbert Berend, M.B., B.S., M.D., FRACP, is Director of the Woolcock Institute of Medical Research at Royal Prince Alfred Hospital, Sydney and is internationally recognized for his work in chronic obstructive pulmonary disease. Dr. Berend is active in national and international peer groups, is a member of the COPD Guidelines Working Party, and serves on the Respiratory Clinical Expert Reference Committee of the NSW Department of Health. In addition, he is a Senior Investigator for the Cooperative Research Centre, or CRC, for Asthma and a Director of the CRC for Chronic Inflammatory Diseases and is the author of more than 95 publications on airways disease, emphysema and infection in COPD. Dr. Berend was a principal investigator at one site participating in the Aridol trial as well as serving on trial related safety committees.

Malcolm Fisher, A.O., M.B., Ch.B., M.D., is renowned for his work in critical care medicine, having received numerous awards and being named an officer in the Order of Australia. Based in Sydney, Dr. Fisher is a Staff Specialist in the Intensive Care Unit of Royal North Shore Hospital, and Area Director of Intensive Care and Clinical Professor in Intensive Care Medicine in the Departments of Medicine and Anaesthesia at the University of Sydney. He is a past President of the World Federation of Intensive and Critical Care Medicine Societies, and its Australasian chapter, ANZICS. He is the author of two books and more than 130 scientific articles.

Richard J.I. Morgan, C.Biol., MIBiol., DRCPath, has more than 25 years’ experience in pharmaceutical research and development, and has been involved in the development of a large number of successful, marketed pharmaceutical products. He has held senior management positions within preclinical safety (a vital precursor to human clinical trials), including Head of Toxicology at the pharmaceutical company Wellcome and International Head of Toxicology and Preclinical Outsourcing for GlaxoWellcome (later GlaxoSmithKline). He has been responsible for evaluating the preclinical safety of more than 100 new chemical entities, ranging from anti-infectives and anti-parasitics to cancer compounds and vaccines. He currently advises U.K. and Australian companies on toxicology and preclinical discovery and development. Mr. Morgan consults to Pharmaxis on the preclinical safety aspects of developing products.

Compensation

Principles used to determine the nature and amount of remuneration. As a company building an international pharmaceutical business, we require a board of directors and executive team that have both the technical capability and relevant experience to execute our business plan. We consider options to purchase ordinary shares a key tool in attracting the required talented individuals to our board of directors and executive team while staying within the fiscal constraints of a growing company. Director and executive compensation includes a mix of short and long-term components. Compensation of executive directors and other executives include a meaningful proportion that varies with individual performance. Cash incentives and the vesting of options are subject to performance assessment by the Remuneration and Nomination Committee. Performance targets primarily relate to objectives and milestones assigned to individual executives from our annual business plan. Individual performance targets are agreed by the Remuneration and Nomination Committee and the full board each year. Annual performance of each executive is reviewed by the Remuneration and Nomination Committee each year. Compensation of executive directors and other executives are reviewed each year with changes typically taking effect on January 1 each year. As non-executive directors assess individual and company performance, their remuneration does not have a variable performance related component.

Non-executive directors. Fees and payments to non-executive directors reflect the demands that are made on, and the responsibilities of, the directors. Non-executive directors’ fees and payments are reviewed annually by the Remuneration and Nomination Committee of our board of directors. There are four components to the fees:

•	a base fee, as of January 1, 2005, of A$52,500 for the Chairman and A$25,625 for other non-executive directors;

•	an additional flat annual fee of A$5,000, as of January 1, 2005, for non-executive directors serving on committees;

•	statutory superannuation fund contributions for directors who we consider independent for purposes of Australian law, which are similar in nature to retirement fund contributions, currently equal to 9% of the non-executive’s base fee per year for the non-executive directors we deem independent under applicable Australian guidelines; and

•	options to purchase ordinary shares under the Pharmaxis Employee Option Plan. Options vest over approximately four years from the grant date. Note that options are not granted to Ms. Smith or Dr. Hillyard who are principals of their respective venture capital firms that manage funds which are significant shareholders of Pharmaxis.

Non-executive directors’ fees (including statutory superannuation) are determined within an aggregate directors’ fee pool limit, which is periodically recommended for approval by shareholders. The pool of remuneration approved by shareholders at a general meeting currently stands at a maximum of A$300,000 per annum in total. The amount paid to non-executive directors in 2004 was A$149,846. Subject to the requirements of Australian law, termination payments apply only to executive directors, as discussed below.

Executive directors and executive officers. There are four components to executive director and executive officer remuneration:

•	annual base salary paid in cash or packaged at the executive’s discretion within Australian fringe benefits tax guidelines as a total cost package;

•	annual statutory superannuation fund contributions up to 9% of the executive’s base salary;

•	a variable incentive component payable annually dependent upon achievement of performance targets set and approved by the Remuneration and Nomination Committee; and

•	options to purchase ordinary shares under the Pharmaxis Employee Option Plan. Options typically vest over a four-year time frame. For options granted after January 1, 2003, the number of an individual executive director’s or officer’s options vesting is subject to achievement of the performance targets set and approved by the Remuneration and Nomination Committee. The Remuneration and Nomination Committee may approve the vesting of all or only a portion of the relevant options. Founder options were granted in 2003 to the founding scientists, Dr. Cowden and Dr. Charlton. These options became fully vested at June 30, 2003. Sign-on options were granted to Mr. McGarvey in 2003, to Mr. Crapper and Mr. Phillips in 2004 and Dr. McDonald in 2005. Sign-on options fully vest on the first anniversary of the executive commencing employment with us.

Base pay for executive directors and executive officers is reviewed annually to ensure the executive’s pay is competitive with the market. An executive’s pay is also reviewed on promotion. The employment contracts for each of the above-listed executive directors and executive officers, which are described below, can be terminated immediately by us for serious misconduct, with one month’s prior notice if the employee becomes mentally or physically unfit to perform or carry out their employment, with two months prior notice if the executive’s position ceases to exist, and with three months prior notice without cause. No additional payments apply on termination.

Executive Compensation

The following table presents all of the compensation awarded to, earned by or paid to each individual who served as a member of our board of directors and as an executive officer in fiscal 2005.

Summary Compensation Table

	Primary			Super- annuation	Equity Options(1)	Total
Name	Cash salary or Directors’ Fees		Cash Incentive
	A$		A$	A$	A$	A$
Directors
Alan D. Robertson, Ph.D.(3)	$194,750		$68,000	$15,750	$31,702	$310,202
Denis M. Hanley	57,500	*	–	5,175	13,209	75,884
Brett Charlton, Ph.D.(3)	160,750		36,000	11,700	15,851	224,301
Brigitte H. Smith	30,625	*	–	–	–	30,625
Charles P.H. Kiefel	30,625	*	–	2,756	8,634	42,015
Carrie J. Hillyard, Ph.D.	30,625	*	–	–	–	30,625
Malcolm J. McComas	30,625	*	–	2,756	9,135	42,516

Executive Officers
William B. Cowden, Ph.D.	139,913		20,000	11,700	15,851	187,464
John F. Crapper	182,963		22,500	15,300	21,853	242,616
Ian A. McDonald(2)	42,628		–	3,837	10,187	56,652
David M. McGarvey	193,722		40,000	16,200	15,851	265,773
Gary J. Phillips	189,625		36,000	16,650	41,413	283,688

(1)	The fair value of option grants were estimated on the date of each grant using the Black-Scholes option pricing model.

(2)	Dr. McDonald joined Pharmaxis on April 4, 2005.

(3)	Individual also serves as an executive officer.

*	Directors’ fees.

Stock Option Grants in Fiscal 2005

Details of options to purchase our ordinary shares provided during the fiscal year ended June 30, 2005 as remuneration to each director of Pharmaxis and each of our executive officers are set out below. When exercisable, each option is convertible into one ordinary share of Pharmaxis. Options are issued at a zero purchase price. Vesting details are set out in the subsequent table.

Name	Number of Options Granted During the Year	Exercise Price	Expiration Date
		A$
Directors
–	–	$–	–

Executive Officers
Ian A. McDonald	200,000	1.147	May 11, 2015

Stock Option Grants since June 30, 2005

On August 5, 2005 the board of directors proposed, subsequent to a review of employee and director performance for the year ended June 30, 2005, to grant 760,000 options under the Pharmaxis Employee Option Plan to executive officers and independent directors and 194,500 options to other employees. The grant of options to directors requires shareholder approval and therefore 335,000 of the proposed option grants are contingent upon a favorable vote by shareholders at our annual meeting on November 16, 2005. The remaining 425,000 executive officer options have been granted together with the 194,500 options to other employees. Details of proposed and actual grants to executive officers and directors are presented below. When exercisable, each option is convertible into one ordinary share of Pharmaxis. Options are issued at a zero purchase price. Vesting details for granted options are presented in the subsequent table.

Name	Number of Options Proposed to be Granted	Proposed Exercise Price	Proposed Expiration Date
		A$
Directors (proposed to be granted upon shareholder approval)
Alan D. Robertson, Ph.D.(1)	150,000	$1.79	08/04/2015
Brett Charlton, Ph.D.(1)	105,000	1.79	08/04/2015
Denis M. Hanley	40,000	1.79	08/04/2015
Charles P.H. Kiefel	20,000	1.79	08/04/2015
Malcolm. M. McComas	20,000	1.79	08/04/2015

Name	Number of Options Granted	Exercise Price	Expiration Date
		A$
Executive Officers
William B. Cowden, Ph.D.	100,000	$1.79	08/04/2015
John F. Crapper	100,000	1.79	08/04/2015
Ian A. McDonald, Ph.D.	20,000	1.79	08/04/2015
David M. McGarvey	100,000	1.79	08/04/2015
Gary J. Phillips	105,000	1.79	08/04/2015

(1)	Individual also serves as an executive officer.

Stock Option Values

Option holdings

The numbers of options to purchase our ordinary shares held at September 30, 2005 by each director of Pharmaxis and each of the executive officers are listed below. When exercisable, each option is convertible into one ordinary share of Pharmaxis. Options are issued at a zero purchase price.

Name	Number of Securities	Exercise Price	Expiration Date	Vesting
		A$
Directors

Alan D. Robertson, Ph.D.(1)	1,120,000	$0.1250	11/30/2009	280,000 at each of June 30, 2000, 2001, 2002 and 2003(3)
	960,000	0.3125	06/30/2012	240,000 at each of June 30, 2003, 2004, 2005 and 2006(2)(3)
Denis M. Hanley	640,000	0.3125	08/30/2011	640,000 at August 30, 2002(3)
	400,000	0.3125	06/30/2012	100,000 at each of June 30, 2003, 2004, 2005 and 2006(3)

Name	Number of Securities	Exercise Price	Expiration Date	Vesting
		A$

Brett Charlton, Ph.D.(1)	640,000	$0.1250	11/30/2009	160,000 at each of June 30, 2000, 2001, 2002 and 2003(3)
	480,000	0.3125	06/30/2012	480,000 at June 30, 2003(3)
	480,000	0.3125	06/30/2012	120,000 at each of June 30, 2003, 2004, 2005 and 2006(1)(3)

Charles P.H. Kiefel	200,000	0.3125	04/30/2013	50,000 at each of June 30, 2004, 2005, 2006 and 2007(3)

Malcolm. M. McComas	200,000	0.3125	07/03/2013	50,000 at each of June 30, 2004, 2005, 2006 and 2007(3)

Executive Officers
William B. Cowden, Ph.D.	640,000	0.1250	11/30/2009	160,000 at each of June 30, 2000, 2001, 2002 and 2003(3)
	480,000	0.3125	06/30/2012	480,000 at June 30, 2003(3)
	480,000	0.3125	06/30/2012	120,000 at each of June 30, 2003, 2004, 2005 and 2006(2)(3)
	100,000	1.7900	08/04/2015	25,000 at each of June 30, 2006, 2007, 2008 and 2009(2)

John F. Crapper	480,000	0.3125	06/30/2013	480,000 at July 1, 2004
	480,000	0.3125	06/30/2013	120,000 at each of June 30, 2004, 2005, 2006 and 2007(2)
	100,000	1.7900	08/04/2015	25,000 at each of June 30, 2006, 2007, 2008 and 2009(2)

Ian A. McDonald, Ph.D.	50,000	1.1470	05/11/2015	April 3, 2006
	150,000	1.1470	05/11/2015	37,500 at each of June 30, 2006, 2007, 2008 and 2009(2)
	20,000	1.7900	08/04/2015	5,000 at each of June 30, 2006, 2007, 2008 and 2009(2)

David M. McGarvey	480,000	0.3125	06/30/2012	120,000 at each of June 30, 2003, 2004, 2005 and 2006(2)
	480,000	0.3125	11/30/2012	480,000 at December 1, 2003
	100,000	1.7900	08/04/2015	25,000 at each of June 30, 2006, 2007, 2008 and 2009(2)

Gary J. Phillips	250,000	0.3760	11/30/2013	62,500 at each of June 30, 2004, 2005, 2006 and 2007(2)
	250,000	0.3760	11/30/2013	250,000 at December 1, 2004
	105,000	1.7900	08/04/2015	26,250 at each of June 30, 2006, 2007, 2008 and 2009(2)

(1)	Individual also serves as an executive officer.

(2)	Vesting is subject to approval of the Remuneration and Nomination Committee.

(3)	Options granted to directors and Dr. Cowden are escrowed by the Australian Stock Exchange until November 10, 2005.

Employment Agreements

The following executive directors and executive officers have employment agreements with Pharmaxis. Each of these agreements provide for the provision of performance-related cash incentives and participation, when eligible, in the Pharmaxis Employee Option Plan. These agreements also contain certain confidentiality, intellectual property and noncompetition provisions that serve to protect our intellectual property rights and other proprietary information.

The employment agreements can only be terminated by us without notice if for cause. Should an employee become mentally or physically unfit to fulfill his duties, we may terminate his employment upon one month’s advance notice. If termination is due to the elimination of such employee’s position, then two months advance notice is required prior to any termination. For any other termination without cause, we are required to provide the employee three months advance notice. During the above noted notice periods, the employee is entitled to his base salary and other benefits. Upon termination, the employee is also entitled to payment of any accrued annual leave benefits.

In addition to their respective base salaries, each of the following executive officers may be awarded an annual performance bonus upon satisfaction of certain milestones upon the sole discretion of our Remuneration and Nomination Committee and as approved by the board of directors.

Other material terms of each of these agreements are identified below.

Alan D. Robertson, Ph.D., Chief Executive Officer and Managing Director

•	Subject to earlier termination by us, the term of Dr. Robertson’s employment will last until June 30, 2008, unless the term of the employment agreement is either extended or Dr. Robertson enters into a new employment agreement with us;

•	The employment agreement provides for an annual base salary of A$220,000, which may be subject to increase upon review annually by our Remuneration and Nomination Committee and as approved by the board of directors; and

•	We are also required to make superannuation fund contributions equal to 9% of the annual base salary, or A$19,800, per year for the benefit of Dr. Robertson.

Brett Charlton, Ph.D., Medical Director and Director

•	Subject to earlier termination by us, the term of Dr. Charlton’s employment will last until June 30, 2008, unless the term of the employment agreement is either extended or Dr. Charlton enters into a new employment agreement with us;

•	The employment agreement provides for an annual base salary of A$185,000, which may be subject to increase upon review annually by our Remuneration and Nomination Committee and as approved by the board of directors; and

•	We are also required to make superannuation contributions equal to 9% of the annual base salary, or A$16,650, per year for the benefit of Dr. Charlton.

William B. Cowden, Ph.D., Chief Scientific Officer

•	Subject to earlier termination by us, the term of Dr. Cowden’s employment will last until June 30, 2008, unless the term of the employment agreement is either extended or Dr. Cowden enters into a new employment agreement with us;

•	The employment agreement provides for an annual base salary of A$143,500, which may be subject to increase upon review annually by our Remuneration and Nomination Committee and as approved by the board of directors; and

•	We are also required to make superannuation contributions equal to 9% of the annual base salary, or A$12,915, per year for the benefit of Dr. Cowden.

John F. Crapper, Chief Operations Officer

•	Subject to earlier termination by us, the term of Mr. Crapper’s employment will last until June 30, 2008, unless the term of the employment agreement is either extended or Mr. Crapper enters into a new employment agreement with us;

•	The employment agreement provides for an annual base salary of A$187,500, which may be subject to increase upon review annually by our Remuneration and Nomination Committee and as approved by the board of directors; and

•	We are also required to make superannuation contributions equal to 9% of the annual base salary, or A$16,875, per year for the benefit of Mr. Crapper.

Ian A, McDonald, Ph.D., Chief Technical Officer

•	Subject to earlier termination by us, the term of Dr. McDonald’s employment will last until June 30, 2007, unless the term of the employment agreement is either extended or Dr. McDonald enters into a new employment agreement with us;

•	The employment agreement provides for an annual base salary of A$175,000, which may be subject to increase upon review annually by our Remuneration and Nomination Committee and as approved by the board of directors; and

•	We are also required to make superannuation contributions equal to 9% of the annual base salary, or A$15,750, per year for the benefit of Dr. McDonald.

David M. McGarvey, C.A., C.P.A., Chief Financial Officer and Secretary

•	Subject to earlier termination by us, the term of Mr. McGarvey’s employment will last until June 30, 2008, unless the term of the employment agreement is either extended or Mr. McGarvey enters into a new employment agreement with us;

•	The employment agreement provides for an annual base salary of A$198,500, which may be subject to increase upon review annually by our Remuneration and Nomination Committee and as approved by the board of directors; and

•	We are also required to make superannuation contributions equal to 9% of the annual base salary, or A$17,865, per year for the benefit of Mr. McGarvey.

Gary J. Phillips, Head of Commercial Development

•	Subject to earlier termination by us, the term of Mr. Phillips’ employment will last until June 30, 2008, unless the term of the employment agreement is either extended or Mr. Phillips’ enters into a new employment agreement with us;

•	The employment agreement provides for an annual base salary of A$194,500, which may be subject to increase upon review annually by our Remuneration and Nomination Committee and as approved by the board of directors; and

•	We are also required to make superannuation contributions equal to 9% of the annual base salary, or A$17,505, per year for the benefit of Mr. Phillips.

Limitation of Liability and Indemnification Matters

Our Constitution provides that, except to the extent prohibited by the Corporations Act 2001, each of our officers shall be indemnified out of our funds against any liability incurred by such person in his or her capacity as an officer in defending any legal proceedings, whether civil or criminal, in which judgment is given in such person’s favor or where such officer is acquitted in connection with any application under the Corporations Act 2001 and relief is granted to such officer by a court.

We have entered into Deeds of Access to Documents and Indemnity agreements to indemnify our directors and executive officers and to provide contractual indemnification in addition to the indemnification provided for in our Constitution. We believe that these provisions and agreements are necessary to attract and retain qualified directors and executive officers. Our Constitution also permits us, to the extent permitted by law, to secure insurance on behalf of any officer for any liability arising out of his or her actions.

At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification by us will be required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

We maintain directors’ and officers’ liability insurance providing for the indemnification of our directors and officers against certain liabilities incurred as a director or officer, including costs and expenses associated in successfully defending legal proceedings. We intend to continue to maintain this insurance in the future.

Severance and Change of Control Agreements

Details of the severance payments owed to directors upon termination are set out above. See “Management – Employment Agreements.”

Employee Option Plan

Any person considered to be an employee of Pharmaxis, or any subsidiary of Pharmaxis, by our board of directors including the executive directors and the non-executive directors are eligible to participate in the Pharmaxis Employee Option Plan, but do so at the invitation of our board of directors. Under the Pharmaxis Employee Option Plan, the board of directors may issue options to purchase our ordinary shares on such terms, including the issue price, the exercise price and the vesting conditions, as it determines. The maximum number of options available to be issued under the Pharmaxis Employee Option Plan at any given time is 15% of our total issued shares and other securities convertible into shares at such time, or such number as is consistent with any Listing Rules or laws or regulations that apply to Pharmaxis.

Any vesting conditions determined by our board of directors must be satisfied before the employee options vest and become exercisable. Options are generally granted for no consideration and vest in equal tranches over a four-year period. For options granted after January 1, 2003, the annual vesting is subject to approval by the Remuneration and Nomination Committee of our board of directors. The Remuneration and Nomination Committee gives its approval for vesting based on the achievement of individual employee’s personal annual objectives. If a takeover offer is made for Pharmaxis, all options which have not yet vested, vest.

When exercisable, each option issued under the Pharmaxis Employee Option Plan entitles the holder to subscribe for one fully paid ordinary share. Each ordinary share issued on exercise of an option will rank equally with all other ordinary shares then issued.

The exercise price of the employee options is set by our board of directors. Before we listed on the Australian Stock Exchange in November 2003, our board of directors set the exercise price based on its assessment of the market value of the underlying shares at the time of grant. Since listing on the Australian Stock Exchange, the exercise price is set by our board of directors as the average closing price of our ordinary shares on the Australian Stock Exchange during the five business days prior to the grant of the options.

The employee options lapse on such date as determined by the board of directors at the time of grant. If an optionholder ceases to be regarded as an employee by our board of directors, all of his or her options which have not yet vested lapse and all options which have already vested lapse, if not exercised, within 30 days of such determination. If an employee is terminated for cause, dishonesty or fraud, his or her options lapse immediately on ceasing to be an employee. If an employee dies, all options which have not vested lapse and all options which have vested, lapse on the date 12 months after the death of the employee (to the extent that they are not exercised by the estate of the former employee).

The employee options which have not been exercised do not confer a right to notices of general meetings (except as may be required by law) or a right to attend, speak or vote at general meetings.

A holder of employee options may only participate in new issues of securities with respect to options which have been exercised and ordinary shares issued prior to the record date.

In the event of a consolidation, subdivision or similar reconstruction of our issued share capital, the number of shares to which a holder of options is entitled on exercise of an option will be adjusted in the same proportion as our issued share capital is consolidated, subdivided or reconstructed (as applicable) and an appropriate adjustment will be made to the exercise price with the effect that the total amount payable on an exercise of all options by each holder will not change.

If any pro-rata offer is made by us to at least all holders of shares, the exercise price of the relevant employee options will be reduced according to a formula set out in the Pharmaxis Employee Option Plan and consistent with the Listing Rules of the Australian Stock Exchange.

If we make a bonus issue of ordinary shares to our shareholders, the number of ordinary shares over which the employee options are exercisable may be increased by the number of shares the relevant option holder would have received if the option had been exercised prior to the record date of the bonus issue.

If we make a return of capital to our shareholders generally, the exercise price of the employee options will be proportionately reduced by the amount of the return of capital.

Except by transmission on death or with the prior written consent of our board of directors, employee options may not be transferred, encumbered, assigned or otherwise disposed of by the relevant employee. Shares issued upon exercise of options are freely transferable and we seek quotation of any such shares on the Australian Stock Exchange.

The Pharmaxis Employee Option Plan may be amended with any necessary approvals under the Corporations Act 2001 and the Listing Rules of the Australian Stock Exchange. The Corporations Act 2001 and the Listing Rules of the Australian Stock Exchange prevail over the Pharmaxis Employee Option Plan to the extent of any inconsistency. The Pharmaxis Employee Option Plan is administered by the board of directors and the Renumeration and Nomination Committee.

Presented below are summaries of options granted under the Pharmaxis Employee Option Plan during fiscal 2004 and fiscal 2005. During the period between July 1, 2005 and September 30, options to purchase 619,500 ordinary shares were granted, options to purchase 212,000 ordinary shares (of which 100,000 were granted on July 1, 2000 and had an expiry date of June 30, 2010 and 112,000 were granted on May 12, 2003 and had an expiry date of June 30, 2012) were exercised, and options to purchase 20,000 ordinary shares lapsed. As of July 1, 2005, options to purchase 10,914,000 ordinary shares were outstanding, and as of September 30, 2005, options to purchase 11,301,500 ordinary shares were outstanding and our board had resolved to grant options to purchase an additional 335,000 ordinary shares subject to the receipt of certain required shareholder approvals.

Year ended June 30, 2005
Grant date	Expiration Date	Exercise Price	Balance at Start of the Period	Issued During the Period	Exercised During the Period	Lapsed During the Period	Balance at End of the Period
		A$
12/01/1999	11/30/2009	$0.1250	2,400,000	–	–	–	2,400,000
07/01/2000	06/30/2010	0.1250	384,000	–	224,000	–	160,000
01/01/2001	12/31/2010	0.1250	96,000	–	96,000	–	–
09/01/2001	08/30/2011	0.3125	640,000	–	–	–	640,000
12/02/2001	11/30/2011	0.1250	160,000	–	–	–	160,000
05/12/2003	06/30/2012	0.3125	4,640,000	–	72,000	20,000	4,548,000
05/12/2003	11/30/2012	0.3125	480,000	–	–	–	480,000
05/12/2003	04/30/2013	0.3125	216,000	–	–	–	216,000
07/01/2003	06/30/2013	0.3125	960,000	–	–	–	960,000
07/04/2003	07/03/2013	0.3125	200,000	–	–	–	200,000
12/09/2003	11/30/2013	0.3760	500,000	–	–	–	500,000
04/25/2004	04/24/2014	0.5080	60,000	–	–	30,000	30,000
06/04/2004	06/03/2014	0.4260	15,000	–	–	–	15,000
02/02/2005	02/01/2015	0.8340	–	275,000	–	–	275,000
05/12/2005	05/11/2015	1.1470	–	330,000	–	–	330,000

			10,751,000	605,000	392,000	50,000	10,914,000

Year ended June 30, 2004
Grant date	Expiration Date	Exercise Price	Balance at Start of the Period	Issued During the Period	Exercised During the Period	Lapsed During the Period	Balance at End of the Period
		(A$)
12/01/1999	11/30/2009	$0.1250	2,400,000	–	–	–	2,400,000
07/01/2000	06/30/2010	0.1250	384,000	–	–	–	384,000
01/01/2001	12/31/2010	0.1250	96,000	–	–	–	96,000
09/01/2001	08/30/2011	0.3125	640,000	–	–	–	640,000
12/02/2001	11/30/2011	0.1250	160,000	–	–	–	160,000
05/12/2003	06/30/2012	0.3125	4,640,000	–	–	–	4,640,000
05/12/2003	11/30/2012	0.3125	480,000	–	–	–	480,000
05/12/2003	04/30/2013	0.3125	224,000	–	–	8,000	216,000
07/01/2003	06/30/2013	0.3125		960,000	–	–	960,000
07/04/2003	07/03/2013	0.3125		200,000	–	–	200,000
12/09/2003	11/30/2013	0.3760		500,000	–	–	500,000
04/25/2004	04/24/2014	0.5080		75,000	–	15,000	60,000
06/04/2004	06/03/2014	0.4260		15,000	–	–	15,000

			9,024,000	1,750,000	–	23,000	10,751,000

Retirement Benefits

As required by Australian law, we contribute to standard defined contribution superannuation funds on behalf of all employees at an amount of 9% of the employee’s salary. We permit employees to choose the superannuation fund into which the contributions are paid, provided the fund is appropriately registered.

We contributed A$69,000, A$125,000 and A$196,000, and A$391,000 for the fiscal years ended June 30, 2003, 2004 and 2005, and the period from inception (May 29, 1998) to June 30, 2005.

Board of Directors

Our board of directors currently consists of seven directors, including five non-executive directors, of which one is non-executive chairman. Under our Constitution, the number of directors will not, unless otherwise determined by an ordinary resolution of Pharmaxis, be less than three nor more than nine. A director need not be a shareholder of Pharmaxis. Only a person over the age of 18 may be appointed as a director.

Our directors are subject to periodic retirement and re-election by shareholders in accordance with our Constitution and the Listing Rules of the Australian Stock Exchange. At each annual general meeting, one-third of our directors who are subject to retirement by rotation or, if their number is not a multiple of three, the nearest to one-third but not exceeding one-third, retire from office. Any director appointed by the directors since the last annual general meeting or for whom it would be their third annual general meeting must also retire from office. Any retiring director is eligible for reappointment. Generally, the effect of the retirement by rotation provisions is that the directors retire and are subject to re-election at staggered intervals. Messrs. McComas and Kiefel and Dr. Hillyard are subject to re-election at our annual general meeting to be held on November 15, 2005.

The directors may appoint one of themselves as a managing director, for any period and on any terms as the directors decide. The retirement by rotation provisions do not apply to the managing director. A person ceases to be a director if the Corporations Act 2001 so provides, if the director resigns by notice to Pharmaxis, if the shareholders in a general meeting remove the director, if the director is absent without the consent of the board of directors from all directors’ meetings during any six-month period, if the director becomes mentally incapable and the director’s estate or property has had a personal representative or trustee appointed to administer it, or if the director is an executive and he or she ceases to be an executive of Pharmaxis.

A director may appoint an alternate for a specified period with the consent of the directors. If the appointor of the alternate is not present, the alternate may attend the directors’ meeting, count in the quorum, speak, and vote in the place of the appointor and exercise any other powers (except the power to appoint an alternate) that the appointor may exercise. We may pay an alternate any remuneration the directors decide, in reduction of the appointor’s remuneration. We do not currently have any alternate directors.

The directors may meet, adjourn and otherwise regulate their meetings as they decide. Any director may call a directors’ meeting. The quorum for a directors’ meeting is two directors, unless the board of directors decides otherwise. If a person appointed as an alternate director is already a director, he or she must be counted as a director and separately as an alternate for quorum purposes. If a person is an alternate for more than one director, he or she must be counted separately for each appointment for quorum purposes. If there are not enough directors in office to form a quorum, the remaining directors may only act to increase the number of directors, to call a general meeting of shareholders or in an emergency.

Subject to the Corporations Act 2001, each director has one vote. If a director is also an alternate, the director has one vote as a director and one vote as an alternate. If a person is an alternate for more than one director, the person has one vote for each appointment. A resolution of the directors is passed by a majority of votes cast. Subject to the Listing Rules of the Australian Stock Exchange, the chairman has a deciding vote.

Our board of directors are given all our powers to manage our business except for any powers that the Corporations Act 2001 or our Constitution require Pharmaxis to exercise in a general meeting. The directors may execute documents on behalf of Pharmaxis, execute negotiable instruments, delegate any of their powers to a committee of directors or to one director and may appoint any person to be our attorney and agent.

Our directors are not prohibited from entering into proposals, arrangements and contracts in which they are interested. A director must declare to Pharmaxis the nature of their material personal interest. This notification may be a standing notification. A director is not required to give notice of an interest if the interest:

•	arises because the director hold shares in Pharmaxis in common with other shareholders;

•	arises in relation to the director’s remuneration as a director of Pharmaxis;

•	relates to a contract we are proposing to enter into that is subject to approval by our shareholders and will not impose any obligation on Pharmaxis if it is not approved by shareholders;

•	arises merely because the director is a guarantor or has given an indemnity or security for all or part of a loan (or proposed loan) to Pharmaxis or arises merely because the director has a right of subrogation in relation to a guarantee or indemnity;

•	relates to a contract that insures, or would insure, the directors against liabilities the director incurs as an officer of a company (but only if the contract does not make the company or related corporate entity the insurer);

•	relates to any payment by Pharmaxis or a related corporate entity in respect of an indemnity permitted under the Corporations Act 2001 or a contract relating to such indemnity;

•	is in a contract, or proposed contract, with, or for the benefit of, or on behalf of, a related corporate entity of Pharmaxis and arises merely because the director is a director of the related corporate entity; or

•	the director has already given a standing notice of the nature and extent of the interest and the materiality of the interest has not increased above that disclosed in the notice.

A director who has a material personal interest in a proposal, arrangement or contract that is being considered at a directors’ meeting must not be present while the matter is being considered at the meeting or vote on the matter and may not be counted in a quorum unless the Corporations Act 2001 provides otherwise. The director may be present and vote at such a directors’ meeting if the directors who do not have a material personal interest in the matter have passed a resolution that identifies the director, the nature and extent of the director’s interest in the matter and its relation to our affairs and states that those directors are satisfied that the interest should not disqualify the director from being present or voting.

At a shareholders meeting, we will disregard any votes cast by a director or any associate of a director who is voting in his or her capacity as a shareholder on a resolution relating to a proposal, arrangement or contract in which the director has a material personal interest if required to do so by the Listing Rules of the Australian Stock Exchange. The Listing Rules of the Australian Stock Exchange provide that the votes of certain shareholders must be disregarded in a number of circumstances. Generally, a shareholder’s vote must be disregarded if the person may benefit from the transaction that is the subject of the resolution (unless that benefit is received in their capacity as a shareholder in common with other shareholders). For example, a director’s vote in his or her capacity as a shareholder may be disregarded in respect of:

•	issues of shares or options requiring the approval of shareholders, if the director is entitled to acquire securities under the issue or has acquired securities under the issue (subject to a range of exceptions including in respect of a pro-rata offer made to all shareholders);

•	the issue of options to the director;

•	an increase in the remuneration payable to the directors;

•	termination benefits payable to directors;

•	related party transactions, if the director or his or her associates may receive a benefit under a related party transaction; or

•	any transaction if, in the view of the Australian Stock Exchange, the director’s vote should be disregarded.

We may not be required to disregard the vote of the director if the director is voting as a proxy for a person who is entitled to vote.

We may remunerate each director as the board of directors decides, but the total amount of the remuneration of non-executive directors may not exceed the amount fixed by the shareholders in a general meeting. Other amounts may be payable by Pharmaxis to directors under our Constitution, including the payment of reasonable costs and expenses incurred in the performance of their duties or amounts paid in respect of indemnity obligations. In addition, shareholder approval may also be required in relation to the remuneration of executive directors unless the remuneration would be reasonable given our circumstances and the role of the director. Our Remuneration and Nomination Committee is responsible for recommending to the board of directors the remuneration to be paid to both non-executive directors and executive directors.

In order to loan money or give similar financial benefits to a director, we must either obtain the approval of shareholders or the financial benefit must fall under an approved exception under the Corporations Act 2001. In the case of a loan, shareholder approval may not be required if the terms of the loan are reasonable in the circumstances (as though the parties were dealing on arms length terms) or the terms are less favorable to the director than reasonable notional arms length terms or if the financial benefit is an amount which does not exceed A$2,000. Our policies, however, ban loans to directors and executive officers.

Employees

The table below presents certain information regarding our employees and full time contractors as of June 30, 2003, 2004 and 2005, respectively.

	As of June 30,
	2003	2004	2005
Research and development – Frenchs Forest	–	8	11
Research and development – Canberra	12	8	8
Manufacturing	3	8	15
Commercial	–	1	2
Administration	3	3	5

	18	28	41

Our main office facility at Frenchs Forest was established in November 2002. Apart from the research group based at the Australian National University, or ANU, all employees are based at Frenchs Forest. Seven of the researchers based at the ANU are contracted completely to Pharmaxis by ANU Enterprises Pty Ltd under a service agreement between ANU Enterprises Pty Ltd and Pharmaxis.

Each of our full time employees enter into an agreement with a term of employment of between two to three years. We also engage casual employees from time to time who enter into contracts of employment with us. We do not have any “at will” employees, as this concept is not customary in Australia. We may only terminate the employment of any of our employees in accordance with the relevant employee’s contract of employment. Our standard contract of employment for full time and part time employees provides that we can terminate the employment of an employee without notice for serious misconduct or with between one to three months notice without cause (as set out in the relevant employee’s contract of employment). Our standard contracts of employment for casual employees provide that we can terminate the employment of a casual employee without notice. For a summary of the key terms of employment of each of our executive officers, see “Management –

Employment Agreements.” Minimum notice periods may be prescribed for certain of our employees under applicable Australian law. The notice periods in our contracts of employment are equal to or exceed the minimum requirements.

On December 9, 2002, we entered into a services agreement with ANU Enterprises Pty Ltd (formerly Anutech Pty Ltd) pursuant to which ANU Enterprises Pty Ltd agrees to use its best endeavors to provide Pharmaxis with research staff on employment terms acceptable to Pharmaxis and human resource management services. We have an arrangement with the John Curtin School of Medical Research (part of the Australian National University) to provide the research staff engaged under the services agreement with access to the John Curtin School of Medical Research. Any intellectual property created by the research staff under the services agreement is owned by and vests in Pharmaxis. We have granted the Australian National University a royalty free, irrevocable and perpetual non-exclusive license to use the intellectual property and confidential information generated under the services agreement for non-commercial research purposes

None of our full time employees are represented by any collective bargaining unit. Certain of our employees may be subject under Australian law to what is known in Australia as an “industrial award” which prescribes certain minimum standards of working conditions and employment terms. The researchers contracted from the ANU Enterprises Pty Ltd are employed by the ANU Enterprises Pty Ltd on terms negotiated between the Australian National University and their employees.

We believe that we maintain good relations with all of our employees and contractors.

Share Ownership

For information with respect to our ordinary shares held by the persons listed above in “Management – Directors and Executive Officers” and options granted to them on our ordinary shares, see “Principal and Selling Shareholders” and “Management – Stock Option Values.”

For a description of any arrangements involving employees in the capital of Pharmaxis, see “Management – Employee Option Plan.”

Principal and Selling Shareholders

The following table presents certain information regarding the beneficial ownership of our ordinary shares as of September 30, 2005 by the following persons:

•	each person known by us to be the beneficial owner of more than 5% of our ordinary shares;

•	our executive officers;

•	our directors; and

•	our executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the Securities and Exchange Commission and generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, and includes options that are exercisable within 60 days. Information with respect to beneficial ownership has been furnished to us by each director, executive officer or 5% or more shareholder, as the case may be. Unless otherwise indicated, to our knowledge, each shareholder possesses sole voting and investment power over the shares listed, subject to community property laws where applicable. All holders of our ordinary shares have the same voting rights.

The below table lists applicable percentage ownership based on 134,982,092 ordinary shares outstanding as of September 30, 2005. Options to purchase our ordinary shares that are exercisable within 60 days of September 30, 2005 are deemed to be beneficially owned by the persons holding these options for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person’s ownership percentage. The below table assumes no exercise of the over-allotment option.

The two selling shareholders who have granted an option to the underwriters to purchase up to 195,000 ADSs to cover over-allotments are The Australian Bioscience Trust (128,204 ADSs) and Bioscience Ventures II (66,796 ADSs).

Unless otherwise indicated in the footnotes to the table below, the address for each of the persons listed in the table below is c/o Pharmaxis Ltd, Unit 2, 10 Rodborough Road, Frenchs Forest, NSW 2086, Australia.

	Beneficial Ownership		Percentage of Shares Outstanding(2)
Individual/Group	Shares Beneficially Owned(1)	Options Exercisable within 60 Days	Before Offering	After Offering	After Offering and Australian Placement
5% Shareholders
The Australian Bioscience Trust(3)	16,040,200	—	11.9%	10.4%	9.2%
CM Capital Investments Pty Ltd(4)	14,825,000	—	11.0	9.6	8.5
Patch International Inc.	11,200,000	—	8.3	7.3	6.4
Acorn Capital Limited(5)	9,650,932	—	7.1	6.2	5.5
Bioscience Ventures II(6)	8,384,800	—	6.2	5.4	4.8
SGH Professional Investor Smaller Companies Trust(7)	7,608,854	—	5.6	4.9	4.4
Pharmaxis Investment Trust(8)	6,880,000	—	5.1	4.5	3.9

	Beneficial Ownership		Percentage of Shares Outstanding(2)
Individual/Group	Shares Beneficially Owned(1)	Options Exercisable within 60 Days	Before Offering	After Offering	After Offering and Australian Placement
Executive Officers and Directors
Alan D. Robertson, Ph.D.(9)	1,940,000	1,840,000	1.4%	1.2%	1.1%
William B. Cowden, Ph.D.	1,480,000	1,480,000	1.1	*	*
John F. Crapper	722,000	720,000	*	*	*
Ian A. McDonald, Ph.D.	—	—	—	—	—
David M. McGarvey(10)	885,000	840,000	*	*	*
Gary J. Phillips	381,664	375,000	*	*	*
Denis M. Hanley(11)	1,674,661	940,000	1.2	1.1	1.0
Brett Charlton, Ph.D.	1,500,000	1,480,000	1.1	1.0	*
Charles P.H. Kiefel(12)	450,000	100,000	*	*	*
Malcolm J. McComas(13)	239,999	100,000	*	*	*
Brigitte H. Smith(14)	24,425,000	—	18.1	15.8	14.0
Carmel J. Hillyard, Ph.D.(15)	14,831,000	—	11.0	9.6	8.5
All executive officers and directors as a group (12 persons)	48,529,324	7,875,000	34.0%	29.9%	26.6%

*	Represents beneficial ownership of less than one percent of our outstanding ordinary shares.

(1)	Includes ordinary shares issuable pursuant to options exercisable within 60 days of September 30, 2005. The figures represent the amounts last notified to Pharmaxis unless otherwise stated. The relevant shareholders may have acquired or disposed of share since the last notification that are not reflected. However, any such transaction that resulted in a change of one percent or greater would require the notification of such to Pharmaxis.

(2)	If the underwriters’ over-allotment option is exercised in full in connection with this offering, and without giving effect to the sale of any ordinary shares in the Australian Placement, The Australian Bioscience Trust and Bioscience Ventures II will own 14,117,140 and 7,382,860 ordinary shares, respectively, after this offering, which ordinary shares would represent 9.1% and 4.8%, respectively, of the ordinary shares outstanding after this offering, and 8.1% and 4.2%, respectively, of the ordinary shares outstanding after this offering and the Australian Placement.

(3)	All of these shares are held of record by Perpetual Trustees Nominees Limited, in its capacity as trustee of the Australian Bioscience Trust, and Perpetual Trustees Nominees Limited disclaims beneficial ownership of all such shares. GBS Venture Partners Ltd, or GBS, in its capacity as investment manager of the Australian Bioscience Trust, may be deemed to have beneficial ownership of all such shares. Ms. Smith, a member of our board of directors, is a Managing Director of GBS and has shared voting and dispositive power over such shares. Ms. Smith disclaims beneficial ownership of these shares, except to the extent of her pecuniary interest therein.

(4)	Consists of (i) 11,189,044 ordinary shares held by CM Capital Investments Pty Ltd as trustee of the CM Capital Venture Trust No. 3, and (ii) 3,635,956 ordinary shares held by CIBC Australia VC Fund LLC, as general partner of the Australia Venture Capital Fund LP, of which CM Capital Investments Pty Ltd is a special limited partner.

(5)	All of these shares are held of record by nominee and trustee companies on behalf of Acorn Capital Limited, in its capacity as discretionary investment manager to certain superannuation funds, pooled superannuation trusts, managed investment schemes and investment management agreements. Acorn Capital Limited has sole voting and dispositive power over these shares.

(6)	All of these shares are held of record by GBS, in its capacity as trustee of Bioscience Ventures II, which may be deemed to have beneficial ownership of all such shares. Ms. Smith, a Managing Director of GBS, has shared voting and dispositive power over such shares. Ms. Smith disclaims beneficial ownership of these shares, except to the extent of her pecuniary interest therein.

(7)	All of these shares are held of record by Equity Trustees Limited, in its capacity as trustee of the SGH Professional Investor Small Companies Trust.

(8)	All of these shares are held of record by Mooroolbark Technology Pty Ltd, in its capacity as trustee of the Pharmaxis Investment Trust.

(9)	Includes 100,000 ordinary shares held by Dr. Robertson’s spouse.

(10)	Includes 5,000 ordinary shares held by McGarvey Investments Pty Ltd., of which Mr. McGarvey’s spouse is the sole director and shareholder. Mr. McGarvey disclaims beneficial ownership over the shares held by McGarvey Investments Pty Ltd.

(11)	Includes 151,333 ordinary shares held by a superannuation fund of which Mr. Hanley is the beneficiary. Also includes 16,664 ordinary shares held by Mr. Hanley’s spouse.

(12)	Includes 150,000 ordinary shares held by Mr. Kiefel’s spouse.

(13)	Includes (i) 100,000 ordinary shares held by Movilli Pty Ltd, and (ii) 26,666 ordinary shares held by the Bunyala Super Pty Ltd. Mr. McComas has shared voting and dispositive power over the shares held by these two entities. Also includes 13,333 ordinary shares held by Mr. McComas’ spouse.

(14)	Consists of (i) 16,040,200 ordinary shares beneficially owned by The Australian Bioscience Trust over which GBS holds sole voting and dispositive power in its capacity as investment manager, and (ii) 8,384,800 ordinary shares beneficially owned by Bioscience Ventures II over which GBS holds sole voting and dispositive power in its capacity as trustee. Ms. Smith, a managing director of GBS, may be deemed to have an indirect pecuniary interest in an indeterminate portion of all such shares. Ms. Smith disclaims beneficial ownership of all such shares, except to the extent of her pecuniary interest therein.

(15)	Includes 6,000 ordinary shares held by Bionetworks Superannuation Fund over which Ms. Hillyard holds shared voting and dispositive power. Also includes (i) 11,189,044 ordinary shares held by CM Capital Investments Pty Ltd as trustee of the CM Capital Venture Trust No. 3, and (ii) 3,635,956 ordinary shares held by CIBC Australia VC Fund LLC, as general partner of the Australia Venture Capital Fund LP, of which CM Capital Investments Pty Ltd is a special limited partner. Ms. Hillyard is a founder and partner of CM Capital Investments Pty Ltd and may be deemed to have an indirect pecuniary interest in an indeterminate portion of all shares held by CM Capital Venture Trust No. 3 and CIBC Australia VC Fund LLC. Ms. Hillyard disclaims beneficial ownership of such shares, except to the extent of her pecuniary interest therein.

Description of Share Capital

The following summarizes the material provisions of our share capital and provides related summary information about provisions of our Constitution and about applicable Australian law. This summary information is not complete and we qualify it by reference to our Constitution and applicable law and regulations.

General

As of September 30, 2005, we had 134,982,092 ordinary shares and no preference shares outstanding. All of our issued and outstanding ordinary shares are fully paid. We do not have a limit on our authorized share capital and do not recognize the concept of par value under Australian law. No ordinary shares are held by or on behalf of Pharmaxis.

We also have employees holding outstanding options to purchase ordinary shares which are exercisable at various dates and for various exercise prices into fully paid ordinary shares. As of June 30, 2005 we had options to purchase 10,914,000 ordinary shares outstanding held by our employees. Details of the outstanding options held by our employees are set out in the section entitled “Management – Employee Option Plan.” As of September 30, 2005, we had options to purchase 11,301,500 ordinary shares outstanding held by our employees and our board had resolved to grant options to purchase an additional 335,000 ordinary shares subject to the receipt of certain required shareholder approvals.

As of September 30, 2005, 5,700 ADSs, representing 85,500 ordinary shares were outstanding. The terms of our ADSs are presented below in the section entitled “Description of American Depositary Shares” and elsewhere throughout this prospectus.

Subject to restrictions on the issue of securities in our Constitution, the Corporations Act 2001, the Listing Rules of the Australian Stock Exchange and any other applicable law, we may at any time issue shares and grant options or warrants on any terms, with the rights and restrictions and for the consideration that the board of directors determine. We may only issue preference shares or convert ordinary shares into preference shares if the terms of the preference shares are set out in our Constitution or if the terms have otherwise been approved by shareholders. Our Constitution does not currently contain the terms of issue of any preference shares and no terms of issue of preference shares have been approved by shareholders. In order to issue preference shares in the future, we would be required to amend our Constitution by special resolution to include the terms of issue of the preference shares or would otherwise need to approve the terms of issue. Both of these resolutions would require a special resolution of shareholders passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution. In certain circumstances, to issue additional or new classes of shares (including preference shares), in addition to a special resolution passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution, we may also require the approval by special resolution of 75% of the votes cast by any class of shareholders whose rights are varied or are taken to be varied under the Corporations Act 2001 as a result of the issue of the additional shares or a new class of shares.

The rights and restrictions attaching to ordinary shares are derived through a combination of our Constitution, the common law applicable to Australia, the Listing Rules of the Australian Stock Exchange, the Corporations Act 2001 and other applicable legislation. A general summary of some of the rights and restrictions attaching to ordinary shares are summarized below. Each ordinary shareholder is entitled to receive notice of and to be present, to vote and to speak at general meetings.

When we register shares or options we must issue to the shareholder, in the discretion of the directors, either one or more certificates for those securities, a statement of holding or any other document that the directors decide confirms ownership of the securities. We currently issue a statement of holding to our shareholders which sets out the number of shares held by the relevant shareholder. Our registrar is Computershare Investor Services Pty Ltd of Level 3, 60 Carrington Street, Sydney NSW 2000, Australia.

Transfer of Securities

Subject to applicable law, a shareholder may transfer their ordinary shares in accordance with the operating rules of an authorized clearing and settlement facility, by instrument of transfer in any common form or other form approved by the directors or by any other method recognized by the Corporations Act 2001 or the Australian Stock Exchange. We may only refuse to register a valid transfer when permitted by the Corporations Act 2001 and the Listing Rules of the Australian Stock Exchange. The directors may suspend the registration of transfers of our ordinary shares at times and for the periods the directors decide. The periods of suspension must not exceed an aggregate of 30 days in any calendar year.

Certain shareholders are parties to restriction agreements entered into in connection with our listing on the Australian Stock Exchange on November 10, 2003. In the case of shares, the restriction agreements prohibit the shareholders transferring, agreeing to transfer, encumbering or agreeing to encumber a certain number of specified shares for a period of up to 24 months from the date of our listing on the Australian Stock Exchange. In the case of options, the restriction agreements enable the optionholder to exercise options but prohibit the optionholder from transferring, agreeing to transfer, encumbering or agreeing to encumber a certain number of specified options or the ordinary shares issued upon exercise of the specified options for a period of up to 24 months from the date of our listing on the Australian Stock Exchange. The shareholders subject to the restriction agreements are able to attend and vote their ordinary shares at our shareholder meetings. If a party is in breach of their restriction agreement we must refuse to acknowledge, deal with, accept or register any sale, assignment, transfer or conversion of any of the restricted ordinary shares or options and the holder of the restricted shares ceases to be entitled to any dividends, distributions or voting rights while the breach continues. The restriction agreements do not prevent the relevant shareholders accepting a takeover offer for Pharmaxis where holders of at least 50% of the bid class of securities (which are not subject to restriction agreement) have accepted the offer and also allow the relevant ordinary shares to be transferred or cancelled as part of a merger by way of scheme of arrangement (a court approved compromise or arrangement). As of September 30, 2005, a total of 24,964,000 of our ordinary shares were subject to restriction agreements.

Changes in Our Share Capital During the Last Three Years

During the last three years to September 30, 2005, the following changes have been made to our ordinary and convertible redeemable preference share capital:

We issued 29,920,000 “B” class convertible redeemable preference shares on August 28, 2002 and 896,000 “B” class convertible redeemable preference shares on May 2, 2003. These shares were issued for A$0.3125 each and provided gross funds of A$9,630,000 to continue our research and development programs and to commence clinical trials of certain products, including the manufacture of the clinical trial material.

We quoted our ordinary shares on the Australian Stock Exchange and completed our initial public offering of ordinary shares in Australia in November 2003. In connection with the closing of our initial public offering in Australia, we issued 50,000,000 ordinary shares for A$0.50 each. Immediately prior to the closing of the initial public offering, we effected an eight-for-one share split with respect to our preference and ordinary shares, and all of our then-outstanding preference shares were converted into ordinary shares on a one-for-one basis.

On December 13, 2004, we announced the completion of a share purchase plan that had provided shareholders as of November 8, 2004 to purchase up to A$4,998 each of our ordinary shares at A$0.75 per share, the price paid by investors in the placement referred to below. Approximately 50% of our 1,500 shareholders participated in the plan, subsequent to which we issued approximately 4.4 million ordinary shares and received approximately A$3.3 million in gross proceeds.

On December 16, 2004, we completed a placement to Australian qualified institutional buyers and sophisticated investors. A total of 22 million ordinary shares were issued for gross proceeds of A$16.5 million, or A$0.75 per share.

During fiscal 2005, we issued 392,000 shares pursuant to the exercise of employee options granted under the Pharmaxis Employee Option Plan. In the period from July 1, 2005 to September 30, 2005, we have issued 212,000 shares pursuant to the exercise of employee options granted under the Pharmaxis Employee Option Plan.

Other Matters

Except as disclosed in “Description of Share Capital – Changes in Our Share Capital During the Last Three Years” and in “Management – Employee Option Plan:”

•	none of our share capital within three years before the date of this document has been issued or been agreed to be issued fully or partly paid, either for cash or for a consideration other than cash, and no such issue is now proposed; and

•	none of our issued or unissued share capital is currently under option granted by Pharmaxis or agreed, conditionally or unconditionally, to be put under option by Pharmaxis.

Constitution

Our constituent document is a Constitution which is similar in nature to the by-laws of a company incorporated under the laws of the U.S. Our Constitution does not provide for or prescribe any specific objects or purposes of the Company. Our Constitution is subject to the terms of the Listing Rules of the Australian Stock Exchange and the Corporations Act 2001. Our Constitution may be amended or repealed and replaced by special resolution of shareholders, which is a resolution passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution.

Shareholders Meetings

We must hold an annual general meeting within five months of the end of each fiscal year. Our end of fiscal year is currently June 30 each year. At the annual general meeting, shareholders typically consider the annual financial report, directors’ report and auditors report and vote on matters, including the election of directors, the appointment of the auditor and fixing the non-executive directors’ and auditor’s remuneration. We may also hold other meetings of shareholders from time to time. The annual general meeting must be held in addition to any other meetings which we may hold.

A director or the board of directors may call and arrange a meeting of shareholders, when and where they decide. The directors must call a meeting of shareholders when requested by shareholders who hold at least 5% of the votes that may be cast at the meeting or at least 100 members who are entitled to vote at the meeting or as otherwise required by the Corporations Act 2001. Shareholders with at least 5% of the votes in Pharmaxis may also call a general meeting at their own cost.

At least 28 calendar days notice must be given of a meeting of shareholders. A meeting of shareholders may be called on shorter notice if, in respect of the annual general meeting, all of the shareholders agree beforehand, or in respect of any other meeting of shareholders, if 95% of the shareholders agree beforehand.

Directors, auditors, shareholders, proxies, and attorneys and representatives of shareholders are entitled to attend general meetings. We may refuse admission to the meeting to anyone (other than a director) in accordance with our Constitution and applicable Australian law. For the purpose of determining who is a shareholder at a particular meeting, the directors will determine that shareholders at a specified time (typically this will be 48 hours before the meeting) are taken to be shareholders at the meeting.

The necessary quorum for a meeting of shareholders is five shareholders entitled to vote. We believe this quorum requirement is consistent with common practice for many listed Australian publicly listed companies.

Unless applicable law or our Constitution requires a special resolution, a resolution of shareholders is passed if more than 50% of the votes cast by shareholders entitled to vote are cast in favor of the resolution. A special resolution is passed if the notice of meeting sets out the intention to propose the special resolution and states the resolution and it is passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution.

A special resolution usually involves more important questions affecting Pharmaxis as a whole or the rights of some or all of our shareholders. Special resolutions are required in a variety of circumstances under our Constitution and the Corporations Act 2001, including without limitation:

•	to change our name;

•	to amend or repeal and replace our Constitution;

•	to approve the terms of issue of preference shares;

•	to approve the variation of class rights of any class of shareholders;

•	to convert one class of shares into another class of shares;

•	to approve certain buy backs of shares;

•	to approve a selective capital reduction of our shares;

•	to approve Pharmaxis financially assisting a person to acquire shares in Pharmaxis;

•	to remove and replace our auditor;

•	to approve the transfer of our place of registration to registration under a law of another state or territory of Australia;

•	to change our company type;

•	with the leave of an authorized Australian court, to approve our voluntary winding up;

•	to confer on a liquidator of Pharmaxis either a general authority or a particular authority in respect of compensation arrangements of the liquidator; and

•	to approve an arrangement entered into between a company about to be, or in the course of being, wound up.

Shareholder Voting Rights

At a general meeting, every shareholder present (in person or by proxy, attorney or representative) and entitled to vote has one vote on a show of hands. Every shareholder present (in person or by proxy, attorney or representative) and entitled to vote has one vote per fully paid ordinary share on a poll. This is subject to any other rights or restrictions which may be attached to any shares. In the case of an equality of votes on a resolution at a meeting (whether on a show of hands or on a poll), the chairman of the meeting has a deciding vote in addition to any vote that the chairman of the meeting has in respect of that resolution. A poll may be requested on any resolution by at least five shareholders entitled to vote on the resolution, by shareholders holding at least 5% of the votes that may be cast on the resolution or by the chairman.

The Listing Rules of the Australian Stock Exchange provide that the votes of certain shareholders must be disregarded in certain circumstances. Generally, a shareholder’s vote may be disregarded if the person may benefit from the transaction that is the subject of the resolution (subject to certain exceptions, such as where the benefit is received in their capacity as a shareholder in common with other shareholders). Without limitation, a shareholder’s vote may be disregarded in respect of:

•	the issue of shares or options, if the shareholder is entitled to acquire securities under the issue or has acquired securities under the issue (subject to a range of exceptions including in respect of a pro-rata offer made to all shareholders) or is entitled to any other sort of benefit as a result of the issue (for example underwriting commissions);

•	the amendment of the terms of options, if the shareholder holds the relevant options;

•	if the shareholder is a director, to approve an increase in the remuneration payable to the directors;

•	if the shareholder is a director, in respect of termination benefits payable to directors;

•	the acquisition or disposal of a substantial asset;

•	the issue of securities to specified related parties or anyone else the Australian Stock Exchange considers should not be entitled to vote; and

•	significant transactions such as changes to the nature and scale of our operations or a change to our main undertaking.

The Australian Stock Exchange may also identify a person who in their view should not be entitled to vote.

Refer to “Description of Share Capital – General” for a description of circumstances when a shareholder who is party to a restriction agreement may have their voting rights suspended.

Issue of Shares and Changes in Capital

Subject to our Constitution, the Corporations Act 2001, the Listing Rules of the Australian Stock Exchange and any other applicable law, we may at any time issue shares and grant options or warrants on any terms, with preferred, deferred or other special rights and restrictions and for the consideration and other terms that the directors determine. Our power to issue shares includes the power to issue bonus shares (for which no consideration is payable to Pharmaxis), preference shares (including redeemable preference shares) and partly paid shares. For a description of our power to issue preference shares, see “Description of Share Capital – General.”

Subject to the requirements of our Constitution, the Corporations Act 2001, the Listing Rules of the Australian Stock Exchange and any other applicable law we may:

•	consolidate or divide our share capital into a larger or smaller number by resolution passed by shareholders at a general meeting;

•	may reduce our share capital by special resolution passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution provided that the reduction is fair and reasonable to our shareholders as a whole, and does not materially prejudice our ability to pay creditors;

•	undertake an equal access buyback of our ordinary shares by ordinary resolution of shareholders (although if we have bought back less than 10% of our shares over the period of the previous 12 months, shareholder approval may not be required); and

•	undertake a selective buyback of certain shareholders’ shares by special resolution passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution, with no votes being cast in favor of the resolution by any person whose shares are proposed to be bought back or by their associates.

In certain circumstances, including the division of a class of shares into further classes of shares, the issue of additional shares or the issue of a new class of shares, we may require the approval of any class of shareholders whose rights are varied or are taken to be varied by special resolution of shareholders generally and by special resolution of the holder of shares in that class whose rights are varied or taken to be varied.

Dividends

Subject to any special rights or restrictions attached to a share, we may pay dividends on our shares as the directors decide. Dividends may be only paid out of our profits.

Subject to any special rights or restrictions attached to a share, the directors may determine that a dividend will be payable on a share and fix the amount, the time for payment and the method for payment. Dividends may be paid on shares of one class but not another and at different rates for different classes. If the board of directors does not exercise their power to issue dividends, the shareholders in a general meeting may. Under our Constitution, a shareholder or shareholders holding the requisite number of shares required to convene a general meeting would be able to convene a meeting or require the directors to convene a meeting to consider whether we should pay a dividend. The proposed resolution to pay the dividend would need to be included in the notice of meeting and would be voted on by shareholders as an ordinary resolution. Any dividend payable would only be payable out of our profits.

Liquidation Rights

Subject to any special rights or restrictions attached to shares, on a winding up, all available assets must be repaid to the shareholders and any surplus must be distributed among the shareholders in proportion to the number of fully paid shares held by them. For this purpose a partly paid share is treated as a fraction of a share equal to the proportion which the amount paid bears to the total issue price of the share before the winding up began.

If we experience financial problems, the directors may appoint an administrator to take over our operations to see if we can come to an arrangement with our creditors. If we cannot agree with our creditors, Pharmaxis may be wound up.

A receiver, or receiver and manager, may be appointed by order of a court or under an agreement with a secured creditor to take over some or all of the assets of a company. A receiver may be appointed, for example, because an amount owed to a secured creditor is overdue.

We may be wound up by order of a court, or voluntarily if our shareholders pass a special resolution to do so. A liquidator is appointed when a court orders a company to be wound up or the shareholders of a company pass a resolution to wind up the company. A liquidator is appointed to administer the winding up of a company.

Calls, Lien and Forfeiture in Respect of Partly Paid Shares

Subject to any special rights or restrictions attached to shares, the board of directors may make calls on the holder of a share for any unpaid portion of the issue price of that share at any time. The directors may make a call payable by installments. If the amount called is not paid by the requisite time, the shareholder must pay Pharmaxis interest on the amount unpaid from the date the call becomes payable until and including the date of payment and our costs arising from the non-payment. Joint holders of a share and their respective personal representatives are all jointly and severally liable to pay all calls on the share. The board of directors may recover an amount presently payable as a result of a call by suing the shareholder for the debt, by enforcing the lien on the share or by declaring forfeit the share. The forfeiture of a share extinguishes the former shareholder’s interest in the share. We have a first ranking lien on each share registered to a shareholder, dividends payable on a shares, proceeds on the sale of a share for an unpaid call or installment that is due but unpaid on the share, any amounts we are required by law to pay in respect of the shares of that shareholder, and in respect of any interest and costs presently payable to Pharmaxis by the shareholder. We may sell a share to enforce a lien in certain circumstances.

We do not currently have any partly paid shares outstanding.

Limitations on Rights to Own Shares and ADSs

The Foreign Acquisitions and Takeovers Act 1975 regulates acquisitions of shares by non-Australian persons giving rise to substantial interests or controlling interests in an Australian companies. Some of the relevant terms of the Foreign Acquisitions and Takeovers Act 1975 are summarized below.

In general terms, the Foreign Acquisitions and Takeovers Act 1975 prohibits a foreign interest from acquiring shares or entering into an agreement to acquire shares or interests in shares if, after the acquisition or agreement, such foreign interest would hold a substantial interest or controlling interest in an Australian corporation, without first applying for approval by the Treasurer of the Australian Government and such approval being granted or 40 days having elapsed after such application was made.

For foreign investors other than U.S. investors, the notification obligation arises in relation to proposals to acquire a substantial interest or controlling interest in an Australian business, the value of whose assets exceeds A$50 million or whose business is valued at over A$50 million. Our business currently has a market valuation of greater than A$50 million. However, in the case of U.S. investors, other than the U.S. government and other than when the investment proposal relates to investments in prescribed sensitive sectors, the requirement to notify the Australian Government of a proposal to acquire a substantial interest or a controlling interest in an Australian business arises when the value of the assets of the relevant Australian business exceeds A$800 million or the value of the Australian business exceeds A$800 million. A U.S. investor is defined as a national or permanent resident of the U.S., a U.S. enterprise, or a branch of an entity located in the U.S. and carrying on business activities in the U.S. We currently have assets and a market value less than A$800 million and would not be regarded as a business in a sensitive sector.

A “foreign interest” is defined, in summary, as:

•	a natural person not ordinarily resident in Australia;

•	a company in which a natural person not ordinarily resident in Australia or a foreign company holds a substantial interest;

•	a company in which two or more persons, each of whom is either a natural person not ordinarily resident in Australia or a foreign company, hold an aggregate substantial interest;

•	the trustee of a trust estate in which a natural person not ordinarily resident in Australia or a foreign company holds a substantial interest; or

•	the trustee of a trust estate in which two or more persons, each of whom is either a natural person not ordinarily resident in Australia or a foreign company, hold an aggregate substantial interest.

In summary, a person is taken to hold a substantial interest in a company if:

•	the person, alone or together with any associate or associates of the person, is in a position to control not less than 15% of the voting power in the company or holds legal or equitable interests in not less than 15% of the issued shares in the company; or

•	two or more persons are taken to hold an aggregate substantial interest in a company if they, together with any associate or associates of any of them, are in a position to control not less than 40% of the voting power in the company or hold legal or equitable interests in not less than 40% of the issued shares in the company.

Where a person holds a substantial interest in a company or two or more persons hold an aggregate substantial interest in a company, that person will be taken to hold a controlling interest in the company, or those persons will be taken to hold an aggregate controlling interest in the company, unless the Treasurer is satisfied that the person together with their associates (if any) are not in a position to determine the policy of the company.

The Treasurer may make an order prohibiting a proposed acquisition of shares or all or any of the proposed acquisitions. Where the Treasurer makes an order prohibiting a proposed acquisition of shares, it may also make an order in relation to a specified foreign person and their associates prohibiting those persons from acquiring additional interests or voting rights in the company.

Where a person has acquired shares in a company, and the Treasurer is satisfied that the acquisition has had the result that the company becomes controlled by foreign persons, or in the case of a company that was previously controlled by foreign persons, includes a person who is not one of the foreign persons forming part of the existing foreign interest, and that result is contrary to Australia’s national interest, the Treasurer may make an order directing the person who acquired the shares to dispose of those shares within a specified time to any person or persons approved in writing by the Australian government.

If a person or persons acquires shares or enters into an agreement to acquire shares or interests which requires the approval of the Treasurer, but the person or persons fails to get approval, the person or persons are guilty of an offence and may be liable to penalties and imprisonment. Among other things, orders are able to be made restraining the exercise of any rights attached to shares held by the foreign person or corporation and directing the disposal of shares.

Shareholders, potential shareholders and holders of ADSs and potential holders of ADSs are urged to get their own independent legal advice in relation to the application of the Foreign Acquisitions and Takeovers Act 1975.

Change of Control

Corporations Act 2001

Takeovers of listed Australian public companies, such as Pharmaxis, are regulated amongst other things by the Corporations Act 2001 which prohibits the acquisition of a relevant interest in issued voting shares in a listed company if the acquisition will lead to the person’s or someone else’s voting power in the company increasing from 20% or below to more than 20% or increasing from a starting point that is above 20% and below 90%, subject to a range of exceptions.

A relevant interest is defined very broadly to capture most forms of interest in shares and would include interests in our ADSs. Generally, and without limitation, a person will have a relevant interest in securities if they:

•	are the holder of the securities;

•	have power to exercise, or control the exercise of, a right to vote attached to the securities; or

•	have power to dispose of, or control the exercise of a power to dispose of, the securities (including any indirect or direct power or control).

It does not matter how remote the relevant interest is or how it arises. If two or more people can jointly exercise one of these powers, each of them is taken to have that power.

If at a particular time a person has a relevant interest in issued securities and the person:

•	has entered or enters into an agreement with another person with respect to the securities;

•	has given or gives another person an enforceable right, or has been or is given an enforceable right by another person, in relation to the securities; or

•	has granted or grants an option to, or has been or is granted an option by, another person with respect to the securities,

and the other person would have a relevant interest in the securities if the agreement were performed, the right enforced or the option exercised, the other person is taken to already have a relevant interest in the securities.

A person will also be regarded as having a relevant interest in voting shares in a company if the non-voting securities in which the person already had a relevant interest become voting shares in the company or there is an increase in the number of votes that may be cast on a poll attached to voting shares that the person already had a relevant interest in. In these circumstances, the acquisition of the relevant interest will occur when the securities become voting shares or the number of votes increases.

There are a number of exceptions to the prohibition on acquiring a relevant interest in issued voting shares in a listed company if the acquisition will lead to the person’s or someone else’s voting power in the company increasing from 20% or below to more than 20% or increasing from a starting point that is above 20% and below 90%. In general terms, some of the more significant exceptions include:

•	when the acquisition results from the acceptance of an offer under a formal takeover bid;

•	when the acquisition is conducted on market by or on behalf of the bidder under a takeover bid and the acquisition occurs during the bid period;

•	when shareholders of the company approve the takeover by resolution passed at general meeting;

•	an acquisition by a person if, throughout the 6 months before the acquisition, that person, or any other person, has had voting power in the company of at least 19% and as a result of the acquisition, none of the relevant persons would have voting power in the company more than 3 percentage points higher than they had 6 months before the acquisition;

•	as a result of a rights issue;

•	as a result of dividend reinvestment schemes;

•	as a result of underwriting arrangements;

•	through operation of law;

•	an acquisition which arises through the acquisition of a relevant interest in another listed company;

•	arising from an auction of forfeited shares; or

•	arising through a compromise, arrangement, liquidation or buyback.

Breaches of the takeovers provisions of the Corporations Act 2001 are criminal offences. The Australian Securities and Investments Commission and the Australian Takeover Panel have a wide range of powers relating to breaches of takeover provisions including the ability to make orders canceling contracts, freezing transfers of, and rights attached to, securities, and forcing a party to dispose of securities. There are certain defenses to breaches to the takeovers provisions provided in the Corporations Act 2001.

Proportional Takeover

Our Constitution contains what is known as a proportional takeover provision which provides that the registration of transfers giving effect to a takeover for only a specified proportion of Pharmaxis is prohibited until a resolution to approve the bid is passed by shareholders of the bid class of securities. The resolution is passed if the proportion of bid class shareholders accepting the resolution is greater than 50%. The proportional takeover provision in our Constitution expires in September 2006. Shareholders may prior to or after that time renew the applicability of the proportional takeover provision at a general meeting.

Disclosure of Interests

The Corporations Act 2001 requires that a person must give notice to Pharmaxis in the prescribed form within two business days (or in some cases by the next business day) if:

•	the person begins to have, or ceases to have, a substantial holding in Pharmaxis. A substantial holding will arise if a person and their associates have a relevant interest in 5% or more of the votes in Pharmaxis or the person has made a takeover bid for the voting shares in Pharmaxis;

•	if the person has a substantial holding in Pharmaxis and there is a movement of 1% in their holding; or

•	if the person makes a takeover bid for Pharmaxis.

For the purposes of the notification obligation, a relevant interest in the voting shares is defined very broadly to capture most forms of interests in shares and would include interests in our ADSs. Generally, a person will have a relevant interest in securities if such person is the holder of the securities, has power to exercise, or control the exercise of, a right to vote attached to the securities or has power to dispose of, or control the exercise of a power to dispose of, the securities (including any indirect or direct control or power). Likewise, associates are defined broadly and includes:

•	corporate entities owned or controlled by the person;

•	corporate entities that control the person;

•	corporate entities that are controlled by an entity which controls the person;

•	persons with whom the person has or proposes to enter into agreements with which relate to the composition of our board; and

•	persons with whom the person is acting or is proposing to act in concert.

The rights attaching to our shares for non-compliance with the disclosure of interest requirements may result in disenfranchisement, loss of entitlement to dividends and other payments and restrictions on transfer. A person who contravenes these obligations is liable to compensate a person for any loss or damage the person suffers because of the contravention.

Description of American Depositary Shares

American Depositary Receipts

The Bank of New York, as depositary, will execute and deliver the American Depositary Receipts, or ADRs. Each ADR is a certificate evidencing a specific number of American Depositary Shares, also referred to as ADSs. Each ADS will represent 15 ordinary shares (or a right to receive 15 ordinary shares) deposited with the principal Australian office of HongKong Bank of Australia, the principal Melbourne, Victoria, Australia office of Australia and New Zealand Banking Group Limited or the principal Melbourne, Victoria, Australia office of the National Australia Bank Limited, each as the custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s office at which the ADRs will be administered is located at 101 Barclay Street, New York, New York 10286.

Our ADSs may be held either directly (by having an ADR registered in the holder’s name) or indirectly through a broker or other financial institution. If our ADSs are held directly, the holder of the ADS is an ADR holder. This description assumes our ADSs are held directly. If our ADSs are held indirectly, the indirect holder must rely on the procedures of his, her or its broker or other financial institution to assert the rights of ADR holders described in this section and should consult with his, her or its broker or financial institution to find out what those procedures are.

Holders of our ADRs will have ADR holder rights. A deposit agreement among Pharmaxis, the depositary and our ADR holders, and the beneficial owners of ADRs, sets out ADR holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs. We will not treat our ADR holders as one of our shareholders and our ADR holders will not have shareholder rights. Australian law governs shareholder rights. (For a description of our shareholders’ rights, see “Description of Share Capital”). The depositary will be the holder of the shares underlying our ADSs. The depositary will keep books at its corporate trust office for the registration and transfer of ADRs, which shall be open at all reasonable times for inspection by the registered holders of our ADRs, provided that no inspection shall be for the purpose of communicating with the registered holders of our ADRs in the interest of a business or object other than the business of Pharmaxis or a matter related to the deposit agreement or the ADRs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, our ADR holders should read the entire deposit agreement and the form of ADR.

Dividends and Other Distributions

How will our ADR holders receive dividends and other distributions on the ordinary shares?

The depositary has agreed to pay to our ADR holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. Our ADR holders will receive these distributions in proportion to the number of shares their ADSs represent.

•	Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and can not be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, our ADR holders may lose some of the value of the distribution.

Before making a distribution, the depositary will deduct any withholding taxes that must be paid. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent.

•

Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution in proportion to the number of ADRs representing the underlying shares. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. Before making a distribution, the depositary will deduct any withholding taxes and fees that must be paid.

•	Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to our ADR holders. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, our ADR holders will receive no value for them.

The depositary will not offer the rights unless both the rights and the securities to which the rights relate are exempt from registration under the Securities Act or are registered under the Securities Act. If the depositary makes rights available to our ADR holders, it will exercise the rights and purchase the shares at the request of and on each ADR holder’s behalf if our ADR holders pay it the exercise price and any other charges the rights require our ADR holders to pay. The depositary will then deposit the shares and deliver ADSs to our ADR holders.

U.S. securities laws may restrict transfers and cancellations of the ADSs represented by shares purchased upon exercise of rights. For example, our ADR holders may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADRs described in this section except for changes needed to put the necessary restrictions in place.

•	Other Distributions. The depositary will send to our ADR holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to our ADR holders unless it receives satisfactory evidence from Pharmaxis that it is legal to make that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADRs, shares, rights or anything else to ADR holders. This means that our ADR holders may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to them.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if our ADR holders or their brokers deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names our ADR holders request and will deliver the ADRs at its office to the persons our ADR holders request.

How do ADR holders cancel an ADR and obtain shares?

Our ADR holders may turn in their ADRs at the depositary’s office in order to withdraw the securities represented by the ADR. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADR to the ADR holder or a person he, she or it designates at the office of the custodian. Or, at the ADR holder’s request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible.

Voting Rights

How do our ADR holders vote?

Our ADR holders may instruct the depositary to vote the ordinary shares underlying their ADRs, but only if we ask the depositary to ask for their instructions. Otherwise, our ADR holders will not be able to exercise their right to vote unless they withdraw the ordinary shares. However, our ADR holders may not know about the meeting enough in advance to withdraw the shares.

If we ask for our ADR holders’ instructions, the depositary will notify our ADR holders of the upcoming vote and arrange to deliver our voting materials and form of notice to them. The materials will (1) describe the matters to be voted on and contain such information as is contained in the notice from us, (2) include a statement that the ADR holders on a specified record date will be entitled to direct the depositary to vote the shares or other deposited securities underlying the ADSs, subject to applicable law and our Constitution, and (3) explain how our ADR holders may instruct the depositary to vote the shares or other deposited securities underlying their ADSs as they direct. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to Australian law and the provisions of the depositary agreement and the depositary’s operating documents, to vote or to have its agents vote the shares or other deposited securities as our ADR holders instruct. The depositary shall not vote or attempt to exercise the right to vote other than in accordance with the instructions of the ADR holders. We cannot assure our ADR holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that our ADR holders may not be able to exercise their right to vote and there may be nothing they can do if their shares are not voted as they requested.

Fees and Expenses

Persons depositing shares or ADR holders must pay:	For:
U.S.$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•   Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

•   Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

U.S.$0.02 (or less) per ADS	• Any cash distribution to our ADR holders
A fee equivalent to the fee that would be payable if securities distributed to our ADR holders had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR holders
U.S.$0.02 (or less) per ADS per calendar year (if the depositary has not collected any cash distribution fee during that year)	• Depositary services
Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when our ADR holders deposit or withdraw shares

Persons depositing shares or ADR holders must pay:	For:
Expenses of the depositary in converting foreign currency to U.S. dollars

•   Whenever the depositary or the custodian receives foreign currency, by way of dividends or other distributions or the net proceeds from the sale of securities, property or rights, and if at the time of the receipt thereof the foreign currency so received can in the judgment of the depositary be converted on a reasonable basis into U.S. dollars and the resulting U.S. dollars transferred to the United States

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

Taxes and other governmental charges the depositary or the custodian have to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes

Any charges incurred by the depositary or its agents for servicing the deposited securities

Payment of Taxes

The ADR holder is required to pay all taxes and other governmental charges that may be payable in respect of their ADSs, or the shares or other securities underlying their ADSs. The depositary may refuse to effect a transfer of any ADRs or refuse to effect the withdrawal of any securities underlying the ADRs while any such taxes and charges are outstanding. The depositary may deduct the amount of any taxes owed from any payments to our ADR holders. It may also sell deposited securities, by public or private sale, to pay any taxes owed. Our ADR holders will remain liable if the proceeds of the sale are not enough to pay the taxes. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to our ADR holders any proceeds, or send to our ADR holders any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
• Reclassify, split up or consolidate any of the deposited securities	The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.
• Distribute securities on the shares that are not distributed to our ADR holders • Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	The depositary may, and will if we ask it to, distribute some or all of the cash, shares or other securities it received. It may also deliver new ADRs or ask our ADR holders to surrender their outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without the consent of our ADR holders for any reason which we deem desirable. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADR holders, it will not become effective for outstanding ADRs until 30 days after the depositary notifies ADR holders of the amendment. At the time an amendment becomes effective, our ADR holders are considered, by continuing to hold their ADRs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended. In no event will an amendment impair the right of ADR holders to surrender and withdraw the underlying securities, except in order to comply with the applicable law.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so by notifying our ADR holders at least 60 days before termination. The depositary may also terminate the deposit agreement if the depositary has notified us that it would like to resign and by notifying our ADR holders at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of ADRs. At any time after the expiration of four months from the date of termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and has no liability for interest. The depositary’s only obligations after the sale of the deposited securities will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADRs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

•	are not liable if either of us exercises discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the deposit agreement on behalf any of our ADR holders or on behalf of any other party;

•	are not liable for any action or non-action in reliance on the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any ADR holders or any other person believed in good faith to be competent to give such information;

•	are not liable for any acts or omissions made by a successor depositary; and

•	are not responsible for a failure to carry out any instructions for the depositary to vote the ADSs.

In the deposit agreement, we agree to indemnify the depositary for acting as depositary, except for losses caused by the depositary’s own negligence or bad faith, and the depositary agrees to indemnify us for losses resulting from its negligence or bad faith.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADR, make a distribution on an ADR, or permit withdrawal of ordinary shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary;

•	delivery of the certificates that we may specify to the depositary to assure compliance with the Securities Act; and

•	compliance with laws and regulations, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADRs or register transfers of ADRs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Right of our ADR holders to Receive the Ordinary Shares Underlying their ADRs

Our ADR holders have the right to cancel their ADRs and withdraw the underlying shares at any time except:

•	When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares.

•	When ADR holders seeking to withdraw ordinary shares owe money to pay fees, taxes and similar charges.

•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADRs

The deposit agreement permits the depositary to deliver ADRs before deposit of the underlying ordinary shares. This is called a pre-release of the ADR. The depositary may also deliver shares upon cancellation of pre-released ADRs (even if the ADRs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADRs instead of shares to close out a pre-release. The depositary may pre-release ADRs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADRs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Related Party Transactions

Share Sales

The following two tables present information regarding shares purchased from us in the amounts and on the dates shown below since June 30, 2002 by beneficial holders of more than ten percent of our ordinary shares, our executive officers and directors, and certain related parties. The tables give effect to the (i) conversion of our convertible redeemable preference shares to ordinary shares on a one-for-one basis, and (ii) eight-for-one split of our ordinary shares effected immediately prior to the consummation of the initial public offering of our ordinary shares on the Australian Stock Exchange in November 2003.

Principal Shareholder	Date		Number of Shares	Aggregate Purchase Price (A$)
The Australian Bioscience Trust	08/28/2002 11/10/2003 11/10/2003	(1) (2) (3)	3,200,000 1,000,000 45,000	$1,000,000 500,000 22,500
CM Capital Investments Pty Ltd	08/28/2002 11/10/2003 11/10/2003	(1) (2) (3)	7,200,000 3,817,267 171,777	2,250,000 1,908,634 85,889
Bioscience Ventures II	08/28/2002 11/10/2003 11/10/2003	(1) (2) (3)	6,400,000 4,000,000 180,000	2,000,000 2,000,000 90,000

(1)	Shares purchased as part of the first closing of the private placement of our “B” class convertible redeemable preference shares in August 2002.
(2)	Shares purchased as part of the initial public offering of our ordinary shares on the Australian Stock Exchange in November 2003.
(3)	Shares purchased by Wilson HTM Corporate Finance Ltd and transferred to the listed entity as payment of a firm commitment and naming fee. See “Relationship and Transactions with Underwriters” below.

The following executive officers and directors purchased shares from us in the amounts and on the dates shown below since June 30, 2002:

Executive Officers and Directors	Date		Number of Shares	Aggregate Purchase Price (A$)
Alan D. Robertson, Ph.D.	11/10/2003	(1)	100,000	$50,000
John F. Crapper	05/03/2003 11/10/2003 12/16/2004	(2) (1) (3)	32,000 20,000 20,000	10,000 10,000 15,000
David M. McGarvey	11/10/2003	(1)	40,000	20,000
Gary J. Phillips	11/10/2003 12/14/2004	(1) (4)	20,000 6,664	10,000 4,998
Denis M. Hanley	05/03/2003 11/10/2003 12/16/2004	(2) (1) (3)	160,000 400,000 157,997	50,000 200,000 118,498
Brett Charlton, Ph.D.	11/10/2003	(1)	20,000	10,000
Charles P.H. Kiefel	11/10/2003	(1)	200,000	100,000
Malcolm McComas	11/10/2003 12/16/2004	(1) (3)	100,000 26,666	50,000 20,000

(1)	Shares purchased as part of the initial public offering of our ordinary shares on the Australian Stock Exchange in November 2003.
(2)	Shares purchased as part of the second closing of the private placement of our “B” class convertible redeemable preference shares in May 2003.
(3)	Shares purchased as part of the second closing of a private placement of our ordinary shares.
(4)	Shares purchased as part of a share purchase plan conducted in December 2004.

Stock Options Granted to Executive Officers and Directors

See “Management – Stock Option Values.”

Significant Changes to Percentage Ownership of Principal Shareholders

The following table presents information with respect to certain significant changes in percentage ownership of our ordinary shares held by beneficial holders of more than five percent of our ordinary shares since June 30, 2002. The table gives effect to the (i) conversion of our convertible redeemable preference shares to ordinary shares on a one-for-one basis, and (ii) eight-for-one split of our ordinary shares effected immediately prior to the consummation of the initial public offering of our ordinary shares on the Australian Stock Exchange in November 2003.

5% Shareholder	Date		% of Shares Beneficially Owned(1)	Change in % of Shares Beneficially Owned(1)
The Australian Bioscience Trust	08/28/2002	(2)	33.5%	(25.3)%
	11/10/2003	(3)	18.7	(14.4)
	03/11/2005	(4)	11.9	(3.1)
CM Capital Investment Pty Ltd	08/28/2002	(2)	16.8	16.8
	11/10/2003	(3)	13.7	(2.8)
Bioscience Ventures II	08/28/2002	(2)	11.2	11.2
	11/10/2003	(3)	9.8	(1.2)
	03/11/2005	(5)	6.2	(1.6)
Pharmaxis Investment Trust	08/28/2002	(2)	13.1	13.1
	11/10/2003	(3)	7.0	(6.0)
	10/31/2005	(6)	4.7	(0.8)
Acorn Capital Limited	11/10/2003	(3)	3.0	3.0
	02/27/2004	(7)	5.2	2.2
	06/24/2004	(8)	6.2	1.0
	09/13/2004	(9)	7.2	1.0
SGH Professional Investor Small Companies Trust	11/15/2004	(10)	2.4	2.4
	11/30/2004	(11)	2.9	0.5
	12/17/2004	(12)	3.4	0.6
	03/11/2005	(13)	5.6	2.2

(1)	Percentage of shares beneficially held is calculated after giving effect to the subject transaction.
(2)	After giving effect to shares purchased by the listed entity as part of the first closing of the private placement of our “B” class convertible redeemable preference shares in August 2002.
(3)	After giving effect to shares purchased by the listed entity as part of the initial public offering of our ordinary shares on the Australian Stock Exchange in November 2003.
(4)	After giving effect to the sale of 4,204,800 ordinary shares by the listed entity on March 11, 2005.
(5)	After giving effect to the sale of 2,195,200 ordinary shares by the listed entity on March 11, 2005.
(6)	After giving effect to the distribution of 1,120,000 ordinary shares beneficially owned by the listed entity to beneficiaries of the listed entity in November 2004 and on October 31, 2005.
(7)	After giving effect to (i) 3,200,000 ordinary shares purchased by Acorn Capital Limited as part of the initial public offering of our ordinary shares on the Australian Stock Exchange in November 2003 and (ii) 2,377,359 ordinary shares purchased in private transactions from September 24, 2003 to February 27, 2004.
(8)	After giving effect to the purchase of 1,109,441 ordinary shares in private transactions from March 1, 2004 to June 24, 2004.
(9)	After giving effect to the purchase of 1,130,559 shares in private transactions from June 28, 2004 to September 13, 2004.
(10)	After giving effect to the purchase of 3,000,000 ordinary shares as part of a private placement conducted by us in November 2004.
(11)	After giving effect to the purchase of an aggregate of 585,726 ordinary shares in private transactions from November 24, 2004 to November 30, 2004.
(12)	After giving effect to the purchase of 1,000,000 ordinary shares in a private placement conducted by us in December 2004.
(13)	After giving effect to the purchase of 3,023,128 ordinary shares in private transactions from January 10, 2005 to March 11, 2005.

We are not aware of any other significant changes in percentage ownership with respect to our principal shareholders resulting from their respective purchases or sales of our ordinary shares.

Relationships and Transactions with Underwriters

CIBC Australia VC Fund LLC, in its capacity as general partner of Australia Venture Capital Fund LP, purchased (i) 2,400,000 shares (on a post-split basis) of our “B” class convertible redeemable preference shares on August 28, 2002, and (ii) 1,182,733 ordinary shares in connection with our Australian initial public offering in November 2003. CIBC World Markets Corp., one of the underwriters of this offering, is deemed to beneficially hold all of the equity interests of CIBC Australia VC Fund LLC. CIBC World Markets Corp. is also a limited partner of Australia Venture Capital Fund LP and is deemed to beneficially hold substantially all of the equity interests in such entity. As of September 30, 2005, CIBC Australia VC Fund LLC, in its capacity as general partner of Australia Venture Capital Fund LP, held 3,635,956 of our ordinary shares.

Wilson HTM Corporate Finance Ltd, or Wilson HTM, served as the underwriter for the sale of 50 million ordinary shares in the initial public offering of our ordinary shares on the Australian Stock Exchange in November 2003. Charles P. H. Kiefel , a member of our board of directors, is a director of Wilson HTM Charities Ltd, Hyperion Asset Management Ltd and Hyperion Holdings Limited and is a shareholder of Wilson HTM Investment Group Limited. The above entities are associated with Wilson HTM.

In connection with our Australian initial public offering in November 2003, certain of our principal shareholders and CIBC Australia VC Fund LLC, in its capacity as general partner of the Australia Venture Capital Fund LP, made a firm commitment to Wilson HTM to purchase an aggregate of 10,000,000 ordinary shares in the initial public offering. As part of this arrangement, Wilson HTM agreed to purchase 450,000 ordinary shares in the initial public offering and transfer such shares to these participating shareholders as payment of a firm commitment and naming fee. The table below lists the shareholders that were a party to this arrangement, the number of ordinary shares they committed to purchase in our Australian initial public offering in November 2003 and the ordinary shares they received as compensation from Wilson HTM.

Principal Shareholder	Number of Shares Purchased in Initial Public Offering	Number of Shares Received from Wilson HTM as Compensation
The Australian Bioscience Trust	1,000,000	45,000
CM Capital Venture Trust No. 3	3,817,267	171,777
Bioscience Ventures II	4,000,000	180,000
CIBC Australia VC Fund LLC	1,182,733	53,223

Shareholders Agreement

In connection with the private placement of our “B” class convertible redeemable preference shares, we entered into an agreement with the holders of our preference shares pursuant to which such shareholders were granted certain preemptive, redemption, voting and other rights with respect to their preference shares. This agreement terminated by its terms immediately upon the consummation of the Australian initial public offering of our ordinary shares in November 2003.

Consulting Agreement with Neysa Investments Pty Ltd

From June 29, 2001 to July 1, 2002, Neysa Investments Pty Ltd, an entity associated with Brett Charlton, one of our executive officers and a member of our board of directors, performed certain consulting services, for which we paid a total of A$50,004 in fiscal 2001 and 2002.

Deed Poll

Pursuant to a Deed Poll dated April 18, 2002 made by Patch International Inc. (formerly Praxis Pharmaceuticals, Inc.), or Patch, in favor of Pharmaxis and the Australian Bioscience Trust, or ABT, Patch granted Pharmaxis a right to buy back any Pharmaxis shares held by Patch that Patch wishes to sell. In the event that Pharmaxis does not exercise this buy back right, Patch has granted ABT the right to purchase such shares. Any such buy back or purchase would be at the same price for which Patch has received a bona fide third-party offer to purchase the shares.

Relationships and Transactions with The Principal Funds Management Pty Ltd

The Principal Funds Management Pty Ltd, or Principal Funds, performed certain consulting services for us in connection with the private placement of our “B” class convertible redeemable preference shares in August 2002 and May 2003. Mr. Kiefel rendered these consulting services on behalf of Principal Funds. At the time of these services, Mr. Kiefel was not a member of our board of directors. We paid Principal Funds fees of A$42,000 in fiscal 2002 and A$108,000 in fiscal 2003 for these services.

In connection with the initial public offering of our ordinary shares in November 2003, Principal Funds was paid a fee of A$45,000 by Wilson HTM, representing a 3% firm commitment fee and 1.5% naming fee calculated based on the aggregate sum of firm commitments to subscribe for the ordinary shares in our Australian initial public offering in November 2003 made by Denis M. Hanley, Mr. Kiefel and certain other shareholders as more fully described above.

Messrs. Hanley and Kiefel are shareholders of Principal Funds. Cameron Billingsley of PFM Legal Pty Ltd, our primary legal counsel in Australia, serves as a director of Principal Funds.

Employment Agreements

We have entered into employment agreements with our executive officers. For more information regarding these agreements, see “Management – Employment Agreements.”

Director Indemnification

We have on various dates entered into Deeds of Access to Documents and Indemnity agreements with certain executive officers and each of our directors. See “Management – Limitation of Liability and Indemnification Matters.”

Expenses of Registration

The selling shareholders in this offering will be responsible for all expenses relating to the registration and sale of their securities other than the expenses set forth in the section entitled “Expenses Relating to the Offering.”

Taxation

The following is a summary of certain material Australian income tax and U.S. federal income tax considerations related to the ownership and disposition of our ordinary shares or ADSs that may be relevant to you if you are a U.S. Holder (as defined below) and if you acquire our ordinary shares or ADSs pursuant to this offering. This summary is based on the Australian and U.S. tax laws currently in effect. The term “U.S. Holder” means a beneficial owner of our ordinary shares or ADSs that is, for U.S. federal income tax purposes, a citizen or individual resident of the United States, a domestic corporation, an estate whose income is subject to U.S. federal income tax regardless of its source, or a trust if a U.S. court can exercise primary supervision over the administration of the trust and one or more U.S. persons are authorized to control all substantial decisions of the trust, or a trust that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Prospective purchasers of our ordinary shares or ADSs should consult their own tax advisors regarding the application of the Australian and U.S. federal income tax laws to their particular situations as well as any tax considerations under other tax laws (such as estate and give tax laws), or the laws of any province, state or local jurisdiction.

If an entity is treated as a partnership, the tax treatment of a partner will generally depend on the status of the partner and upon the activity of the partnership. If you are a partner of a partnership that will hold our ordinary shares or ADSs, we suggest you consult your own tax advisor.

Australian Taxation

The following summary of the Australian taxation implications is based on the provisions of the Income Tax Assessment Act 1936, the Income Tax Assessment Act 1997, the International Tax Agreements Act 1953, or IntTAA with the United States Convention as amended by the United States Protocol, or USDTA, public taxation rulings and available case law current as at the date of this prospectus, or collectively referred to in this section as Australian Taxation Laws. The Australian Taxation Laws and their interpretation are subject to change at any time.

General Principle of Taxation in Australia

This summary discusses only two items of income that may arise from an investment in our ordinary shares or ADSs, namely:

•	capital gains realized from the sale of our ordinary shares or ADSs; and

•	dividends that may be paid by us with respect to those shares and ADSs.

Please note that we have not paid any dividends to date and do not expect to pay any in the near to medium term.

Capital Gains on Sale of Shares or ADSs

Under Australian law, income tax is typically not payable on the gain made on the disposal of ordinary shares or ADSs by U.S. Holders unless the profit is of income in nature and sourced in Australia or the sale is subject to tax on any net capital gains, in each case as broadly summarized below.

When the Profit on Sale is Income in Nature

For U.S. Holders who are carrying on a business in Australia through a permanent establishment or that are providing personal services in Australia through a fixed base (where any profit on the sale of our ordinary shares or ADSs is effectively connected to that business or fixed place, e.g., the U.S. Holder is carrying on a business of share trading in Australia), then any profit made on the sale of our ordinary shares or ADSs may be regarded as ordinary income and may therefore be required to be included in the assessable income of the relevant U.S. Holders and taxed accordingly.

If the previous paragraph does not apply, a U.S. Holder that realizes a capital gain from the sale of our ordinary shares or ADSs may nevertheless still be subject to Australian tax on the capital gain in the circumstances set out below.

When the Sale is Subject to Capital Gains Tax

A U.S. Holder will be required to include in its assessable income in Australia any “net capital gains” that it realizes which have a “necessary connection with Australia.” Net capital gains for a U.S. Holder will only arise where there are capital gains or capital losses realized with respect to assets which have a “necessary connection with Australia.” A U.S. Holder of our ordinary shares or ADSs will only have a “necessary connection with Australia” if the U.S. Holder and its associates beneficially own or have owned in the 5 years prior to a sale of our ordinary shares or ADSs, at least 10% of the value of our combined number of issued shares (except any shares that carry a right only to participating in a distribution of profits or capital to a limited extent) and ADSs, or if the US Holder uses our ordinary shares or ADSs in carrying on business through a permanent establishment in Australia.

Therefore, unless a U.S. Holder satisfies these tests there will be no tax payable on any gain on the sale of those shares or ADSs.

A U.S. Holder who satisfies these tests will be required to calculate its net capital gains for the relevant income year taking into account the capital gain (and any relevant discount thereon) or capital loss realized on the sale of our ordinary shares or ADSs. The net capital gain is then included in the U.S. Holder’s assessable income in Australia and will be taxed accordingly.

A summary of a method for calculating net capital gains is to: (1) deduct from the capital gains, all capital losses; (2) deduct from the capital gains all past unapplied net capital losses; and (3) reduce the remaining capital gains by any applicable capital gains discount. Natural persons and some trusts are entitled to a 50% capital gains discount in circumstances where our ordinary shares or ADSs have been sold after being held for more than 12 months. The 50% capital gains discount is not available to companies.

Dividends

Dividends paid to U.S. Holders will be subject to the withholding tax provisions of the Australian Taxation Laws, unless the US Holders hold their shares in us through a permanent establishment in Australia.

The general withholding tax rate in Australia for dividends is 30% but under the USDTA this is reduced to 5% of the gross amount of the dividend if the person beneficially entitled to the dividend is a company which holds at least 10% of the voting power in the company or otherwise is reduced to 15%. If the U.S. Holder has held shares which hold a voting power of at least 80% for at least a 12 month period then there may be no withholding tax if the holder is a certain type of person such as a listed company.

However certain dividends paid to non-residents are exempt from withholding tax.

Australia has an imputation system which allows a company which distributes profits to its members to pass on to its members a credit for the tax already paid by the company to its members. This is known as a franking credit. To the extent that the dividend is franked, the dividend is not subject to withholding tax. This means that a fully franked dividend is not subject to any withholding tax. To the extent that the dividend is not franked, then that part of the dividend will be subject to withholding tax but at the reduced rate referred to above.

A dividend which is unfranked is also exempt from withholding tax to the extent it is referable to certain categories of foreign income of the payer which are treated on a conduit basis in Australia.

There are also additional exemptions depending on the nature of the shareholder which are designed to ensure that an entity that is otherwise exempt from tax is not subject to withholding tax, e.g., charitable institutions.

If a US Holder holds shares in us through a permanent establishment in Australia, then dividends paid on those shares will not be subject to withholding tax but will be assessed as taxable income in Australia and taxed at the marginal tax rates. Such a US Holder may be entitled to a tax offset for any franking credit attached to such dividends.

U.S. Taxation

The following is a summary of certain material U.S. federal income tax considerations related to the ownership and disposition of our ordinary shares and ADSs that may be relevant to you if you acquire our ordinary shares or ADSs pursuant to this offering. This summary is based on the Internal Revenue Code of 1986, as amended (the (“Code”), existing and proposed Treasury regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as of the date of this prospectus and all of which are subject to change, possibly with retroactive effect.

This summary is also based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. In general, and taking into account such assumptions, a U.S. Holder of ADSs will be treated as an owner of the ordinary shares represented by those ADSs. Therefore, exchanges of ordinary shares for ADSs, and ADSs for ordinary shares, will not have federal income tax consequences.

This summary discusses only the tax consequences to the initial investors who purchase our ordinary shares or ADSs pursuant to the initial offering and does not discuss the tax consequences applicable to subsequent purchasers of our ordinary shares or ADSs. This summary deals only with ordinary shares and ADSs held as capital assets within the meaning of Section 1221 of the Code. It does not discuss all of the tax considerations that may be relevant to U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special rules, such as dealers in securities or currencies, traders in securities that elect to mark-to-market their securities, expatriates, partnerships and other pass through entities, tax-exempt organizations, insurance companies, U.S. Holders subject to the alternative minimum tax, U.S. Holders that actually or constructively own 10% or more of our ordinary shares, U.S. Holders holding our ordinary shares or ADSs as part of a hedging or constructive sale transaction, “straddle,” conversion transaction, or other integrated transaction, or U.S. Holders whose functional currency is not the U.S. dollar.

Ownership of Ordinary Shares and ADSs

The gross amount of any distribution received by a U.S. Holder with respect to our ordinary shares or ADSs generally will be included in the U.S. Holder’s gross income as a dividend to the extent attributable to our current and accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but no below zero) the adjusted tax basis of the U.S. Holder’s shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s shares, the remainder will be taxed as capital gain (the taxation of capital gain is discussed under the heading “Sale of Ordinary Shares and ADSs” below).

For taxable years beginning after December 31, 2002 and before January 1, 2009, dividends received by non-corporate U.S. holders from a qualified foreign corporation are taxed at the same preferential rates that apply to net long-term capital gains. A foreign corporation is a “qualified foreign corporation” if it is eligible for the benefits of a comprehensive income tax treaty with the United States (the income tax treaty between Australia and the United States is such a treaty) or its shares or ADSs with respect to which such dividend is paid are readily tradable on an established securities market in the United States (such as the Nasdaq National Market on which our ADSs will be traded). Notwithstanding satisfaction of one or both of these conditions, a foreign corporation is not a qualified foreign corporation if it is a passive foreign investment company (“PFIC”) for the taxable year of the corporation in which the dividend is paid or the preceding taxable year. A foreign corporation will also not be a qualified foreign corporation with respect to a particular holder (subject to certain limited exceptions) if it was a PFIC for any taxable year in that holder’s holding period. Dividends received from a foreign corporation that is not a qualified foreign corporation will be taxed at ordinary income tax rates. As discussed in more detail below, under the section entitled “Taxation—Passive Foreign Investment Companies,” there is a risk that we could be a PFIC in the future.

If a distribution is paid in Australian dollars, the U.S. dollar value of such distribution on the date of receipt is used to determine the amount of the distribution received by a U.S. Holder (and the amount of Australian tax withheld, if any). A U.S. Holder who continues to hold such Australian dollars after the date on which they are received, may recognize gain or loss upon their disposition due to exchange rate fluctuations. Generally such gains and losses will be ordinary income or loss from U.S. sources.

U.S. Holders may deduct Australian tax withheld from distributions they receive from us for the purpose of computing their U.S. federal taxable income or alternatively elect to claim a foreign tax credit against their U.S. federal income tax liability for such taxes. The foreign tax credit is subject to a number of limitations and the rules governing its determination are very complex. Prospective U.S. Holders should consult their own tax advisors to determine whether and to what extent they would be entitled to claim a foreign tax credit.

Corporate U.S. Holders generally will not be allowed a dividends received deduction with respect to dividends they receive from us.

Sale of Ordinary Shares and ADSs

Subject to the passive foreign investment company rules discussed below, a U.S. Holder that sells or otherwise disposes of ordinary shares or ADSs will recognize capital gain or loss equal to the difference between the U.S. dollar value of the amount realized and its adjusted tax basis in those ordinary shares or ADSs. This gain or loss generally will be capital gain or loss from U.S. sources, and will be long-term capital gain or loss if the U.S. Holder held its shares for more than 12 months. Generally, the net long-term capital gain of a non-corporate U.S. Holder recognized before January 1, 2009 is subject to tax at a top marginal rate of 15%. Capital gain that is not long-term capital gain is taxed at ordinary income tax rates.

Passive Foreign Investment Companies

We will be a PFIC if in any taxable year either: (a) 75% or more of our gross income consists of passive income; or (b) 50% or more of the value of our assets is attributable to assets that produce, or are held for the production of, passive income. Subject to certain limited exceptions, if we meet the gross income test or the asset test for a particular taxable year, ordinary shares or ADSs held by a U.S. Holder in that year will be treated as shares of a PFIC (“Pharmaxis PFIC Shares”) for that year and all subsequent years in the U.S. Holder’s holding period, even if we fail to meet either test in a subsequent year.

Gain realized from the sale of Pharmaxis PFIC Shares will be subject to tax under the excess distribution regime, unless the U.S. Holder makes one of the elections discussed below. Under the excess distribution regime, federal income tax on a U.S. Holder’s gain from the sale of Pharmaxis PFIC Shares would be calculated by allocating the gain ratably to each day the U.S. Holder held its ordinary shares or ADSs . Gain allocated to years preceding the first year in which we were a PFIC in the U.S. Holder’s holding period, if any, and gain allocated to the year of disposition would be treated as gain arising in the year of disposition and taxed as ordinary income. Gain allocated to all other years (the “Pharmaxis PFIC Years”) would be taxed at the highest tax rate in effect for each of those years. Interest for the late payment of tax would be calculated and added to the tax due for each of the Pharmaxis PFIC Years, as if the tax was due and payable with the tax return filed for that year. A distribution that exceeds 125% of the average distributions received on Pharmaxis PFIC Shares by a U.S. Holder during the 3 preceding taxable years (or, if shorter, the portion of the U.S. Holder’s holding period before the taxable year) would be taxed in a similar manner.

A U.S. Holder may avoid taxation under the excess distribution regime by making a qualified electing fund (“QEF”) election. For each year that we would meet the PFIC gross income test or asset test, an electing U.S. Holder would be required to include in gross income, its pro rata share of our net ordinary income and net capital gains, if any. The U.S. Holder’s adjusted tax basis in our shares would be increased by the amount of such income inclusions. An actual distribution to the U.S. Holder out of such income inclusions would not be treated as a dividend and would decrease the U.S. Holder’s adjusted tax basis in our shares. Gain realized from the sale of our ordinary shares or ADSs covered by a QEF election would be taxed as a capital gain. A U.S. Holder may make a QEF election, only if we agree in advance to provide the U.S. Holder the information necessary to allow the U.S. Holder to comply with the QEF rules. Due to the administrative burden associated with our providing this information to each U.S. Holder, we will not agree to provide this information to U.S. Holders. Accordingly, a U.S. Holder will not be eligible to make a QEF election.

A U.S. Holder may also avoid taxation under the excess distribution regime by timely making a mark-to-market election. An electing U.S. Holder would include in gross income the increase in the value of its Pharmaxis PFIC Shares during each of its taxable years and deduct from gross income the decrease in the value of its Pharmaxis PFIC Shares during each of its taxable years. Amounts included in gross income or deducted from gross income by an electing U.S. Holder are treated as ordinary income and ordinary deductions from U.S. sources. Deductions for any year are limited to the amount by which the income inclusions of prior years exceed the income deductions of prior years. Gain from the sale of Pharmaxis PFIC Shares covered by an election is treated as ordinary income from U.S. sources while a loss is treated as an ordinary deduction from U.S. sources only to the extent of prior income inclusions. Losses in excess of such prior income inclusions are treated as capital losses from U.S. sources. A mark-to-market election is timely if it is made by the due date of the U.S. Holder’s tax return for the first taxable year in which the U.S. Holder held our ordinary shares or ADSs that includes the close of our taxable year for which we met the PFIC gross income test or asset test. A mark-to-market election is made on IRS Form 8621.

As noted above (under the heading titled “Ownership of Ordinary Shares and ADSs”), a PFIC is not a qualified foreign corporation and hence dividends received from a PFIC are not eligible for taxation at preferential net long-term capital gain tax rates. Similarly, ordinary income included in the gross income of a U.S. Holder as a result of the holder having made a QEF election or a mark-to-market election, and dividends received from corporations subject to such election, are not eligible for taxation at preferential net long-term capital gain rates.

Based on an analysis of our gross income and the value of our assets, we believe that we were a PFIC for our taxable year ended June 30, 2004, but do not believe that we were a PFIC for our taxable year ended June 30, 2005. Although we do not anticipate being a PFIC in our current taxable year or in the future, we may meet the PFIC income test and be a PFIC if we earn more interest income than anticipated or earn less operating income than anticipated. As a consequence, there is a risk that a U.S. Holder who acquires our ordinary shares or ADSs in this offering will be treated as holding Pharmaxis PFIC Shares.

U.S. Information Reporting and Backup Withholding

United States information reporting and backup withholding requirements may apply with respect to distributions to U.S. Holders, or the payment of proceeds from the sale of shares, unless the U.S. Holder: (a) is an exempt recipient (including a corporation); (b) complies with certain requirements, including applicable certification requirements; or (c) is described in certain other categories of persons. The backup withholding tax rate is currently 28%. Any amounts withheld from a payment to a U.S. Holder under the backup withholding rules may be credited against any U.S. federal income tax liability of the U.S. Holder and may entitle the U.S. Holder to a refund.

Shares Eligible for Future Sale

Based on 134,982,092 ordinary shares outstanding as of September 30, 2005, upon the closing of the offering and the Australian Placement, we will have a total of 174,382,092 ordinary shares outstanding. All of the 19,500,000 ordinary shares in the form of ADSs being sold in the offering, and all of the 19,900,000 ordinary shares being sold in the Australian Placement, will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, by persons other than our “affiliates.” Under the Securities Act, an “affiliate” of a company is a person that directly or indirectly controls, is controlled by, or is under common control with, that company. Of the remaining 134,982,092 ordinary shares outstanding, 47,928,324 are subject to the 90 day lock-up period described below and an additional 4,439,000 shares are subject to the lock-up period expiring on November 10, 2005 described below; the balance of the shares will be freely tradeable without restriction following the closing of this offering, unless such shares are “restricted securities” within the meaning of Rule 144 under the Securities Act, or Rule 144, and may not be sold in the United States or to United States persons (as defined in the Securities Act) in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144. Additionally, of the 11,301,500 ordinary shares issuable upon exercise of options outstanding and the options to purchase an additional 335,000 ordinary shares that our board has resolved to grant subject to the receipt of certain required shareholder approvals as of September 30, 2005, approximately 8,752,250 shares will be vested and, upon exercise of the related options, eligible for sale upon release of the applicable lock-up.

Rule 144

In general, under Rule 144, a person (or persons whose shares are aggregated), including any person who may be deemed our affiliate, is entitled to sell within any three-month period, a number of restricted securities that does not exceed the greater of

•	1% of the then-outstanding ordinary shares, which will equal 1,743,821 ordinary shares, or 116,254 ADSs, immediately after this offering (giving effect to the sale of all of the ordinary shares being sold in the Australian Placement) and 1,544,821 ordinary shares, or 102,988 ADSs, immediately after this offering without giving effect to the sale of any ordinary shares in the Australian Placement, or

•	the average weekly trading volume of the ordinary shares in the form of ADSs on the Nasdaq National Market during the four calendar weeks preceding each such sale, provided that at least one year has elapsed since such ordinary shares were acquired from us or any affiliate of ours and that certain manner of sale, notice requirements and requirements as to availability of current public information about us are satisfied. Any person who is deemed to be our affiliate must comply with the provisions of Rule 144 (other than the one-year holding period requirement) in order to sell ordinary shares which are not restricted securities (such as ordinary shares acquired by affiliates either in the offering or through purchases in the open market following the offering).

Rule 144(k)

Under Rule 144(k), a person who is not our affiliate, and who has not been our affiliate at any time during the 90 days preceding any sale, generally is entitled to sell such ordinary shares without regard to the foregoing limitations, provided that at least two years have elapsed since the ordinary shares were acquired from us or any affiliate of ours.

No prediction can be made as to the effect, if any, future sales of ordinary shares or ADSs, or the availability of ordinary shares for future sales, will have on the market price of our ordinary shares prevailing from time to time. The sale of substantial amounts of our ordinary shares or ADSs in the public market, or the perception that such sales could occur, could harm the prevailing market price of our ordinary shares or ADSs.

Lock-Up Agreements

Our directors, executive officers, and certain existing shareholders, who collectively hold approximately 35.5% of our outstanding ordinary shares immediately before this offering, have agreed, subject to certain exceptions, not to, directly or indirectly, offer to sell, sell or otherwise dispose of any of our ordinary shares or securities convertible into or exchangeable for ordinary shares, for a period of 90 days from the date of this prospectus, without the prior written consent of CIBC World Markets Corp. However, in the event that either (1) during the last 17 days of the 90-day lock-up period, we issue an earnings release or material news or a material event relating to us occurs, or (2) prior to the expiration of the 90-day lock-up period, we announce that we will release earning results during the 16-day period beginning on the last day of the 90-day lock-up period, then in either case CIBC World Markets Corp. may extend the expiration of the 90-day lock-up period until the expiration of the 18-day period beginning on the date of the issuance of the earnings release or the occurrence of the material news or material event, as applicable. CIBC World Markets Corp., in its sole discretion, at any time or from time to time and without notice, may release for sale in the public market all or any portion of the shares or ADSs restricted by the terms of the lock-up agreements.

Certain shareholders are parties to restriction agreements entered into in connection with our listing on the Australian Stock Exchange on November 10, 2003. In the case of shares, the restriction agreements prohibit the shareholders transferring, agreeing to transfer, encumbering or agreeing to encumber a certain number of specified shares for a period of up to 24 months from the date of our listing on the Australian Stock Exchange. In the case of options, the restriction agreements enable the optionholder to exercise options but prohibit the optionholder from transferring, agreeing to transfer, encumbering or agreeing to encumber a certain number of specified options or the ordinary shares issued upon exercise of the specified options for a period of up to 24 months from the date of our listing on the Australian Stock Exchange. The shareholders subject to the restriction agreements are able to attend and vote their ordinary shares at our shareholder meetings. If a party is in breach of their restriction agreement we must refuse to acknowledge, deal with, accept or register any sale, assignment, transfer or conversion of any of the restricted ordinary shares or options and the holder of the restricted shares ceases to be entitled to any dividends, distributions or voting rights while the breach continues. The restriction agreements do not prevent the relevant shareholders accepting a takeover offer for Pharmaxis where holders of at least 50% of the bid class of securities (which are not subject to restriction agreement) have accepted the offer and also allow the relevant ordinary shares to be transferred or cancelled as part of a merger by way of scheme of arrangement (a court approved compromise or arrangement).

Underwriting

We have entered into an underwriting agreement with the underwriters named below. CIBC World Markets Corp. and JMP Securities LLC are acting as the representatives of the underwriters. The address of CIBC World Markets Corp. is 300 Madison Avenue, New York, New York 10017, and the address of JMP Securities LLC is 600 Montgomery Street, Suite 1100, San Francisco, California 94111.

The underwriting agreement provides for the purchase of a specific number of ADSs by each of the underwriters. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specified number of ADSs, but is not responsible for the commitment of any other underwriter to purchase ADSs. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of ADSs set forth opposite its name below:

Underwriter	ADSs
CIBC World Markets Corp.	1,040,000
JMP Securities LLC	260,000

Total	1,300,000

The underwriters have agreed to purchase all of the ADSs offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase ADSs, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

The ADSs should be ready for delivery on or about November 10, 2005 against payment in immediately available funds. The underwriters are offering the ADSs subject to various conditions and may reject all or part of any order. The representatives have advised us that the underwriters propose to offer the ADSs directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the ADSs to other securities dealers at such price less a concession of U.S.$1.02 per ADS. The underwriters may also allow, and such dealers may reallow, a concession not in excess of U.S.$0.10 per ADS to other dealers. After the ADSs are released for sale to the public, the representatives may change the offering price and other selling terms at various times.

Certain of our shareholders have granted to the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of 195,000 additional ADSs to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase ADSs covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to public will be U.S.$36,119,200. We will receive no proceeds from the sale of ADSs by these selling shareholders pursuant to the underwriter’s exercise of the over-allotment option, if any. The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional ADSs proportionate to the underwriter’s initial amount reflected in the foregoing table.

The following table presents information regarding the amount of the discount to be paid to the underwriters by us and the selling shareholders.

	Per ADS	Total Without Exercise of Over-Allotment Option	Total with Full Exercise of Over Allotment Option
	U.S.$	U.S.$	U.S.$
Pharmaxis Ltd	$1.6912	$2,198,560	$2,198,560
Selling Shareholders	1.6912	–	329,784

We estimate that our total expenses of the offering, excluding the underwriting discount, will be approximately U.S.$863,706. Total underwriting discount to be paid to the underwriters amount to U.S.$2,198,560, representing 7.0% of the total amount of the offering.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933. We have agreed to pay all fees and expenses in connection with this offering including the fees and expenses incurred by the underwriters, except for the fees and disbursements of counsel to the underwriters and selling shareholders and underwriters discount on ADSs sold by the selling shareholders.

The underwriters may provide other investment banking services for us in the future.

Concurrently with this offering, we are offering 19,900,000 ordinary shares pursuant to a placement to non-U.S. institutional and sophisticated investors primarily conducted in Australia, or the Australian Placement. In connection with the Australian Placement, we entered into a placement agreement with Wilson HTM Corporate Finance Ltd, or Wilson HTM, providing for the sale of 19,900,000 of our ordinary shares at an offering price equal to the offering price to the public set forth on the cover page of this prospectus divided by 15 with the exchange rate calculated based upon the noon buying rate in the City of New York as determined by the Federal Reserve Bank of New York on November 7, 2005, or A$2.20 per ordinary share (or U.S.$1.61 per ordinary share). We will pay Wilson HTM a completion fee equal to 5.6% of all of the funds raised by Wilson HTM in the Australian Placement and this offering. We will also agree to indemnify Wilson HTM against certain liabilities and to reimburse Wilson HTM for its out-of-pocket expenses, including certain taxes imposed under Australian law and the cost of retaining counsel.

In connection with this offering, our executive officers and directors and certain shareholders have agreed to a 90-day “lock up” with respect to all ADSs and ordinary shares that they beneficially own, including securities that are convertible into ADSs or ordinary shares and securities that are exchangeable or exercisable for ordinary shares. This means that, subject to certain exceptions, for a period of 90 days following the date of this prospectus, such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of CIBC World Markets Corp. However, in the event that either (1) during the last 17 days of the 90-day lock-up period, we issue an earnings release or material news or a material event relating to us occurs, or (2) prior to the expiration of the 90-day lock-up period, we announce that we will release earning results during the 16-day period beginning on the last day of the 90-day lock-up period, then in either case CIBC World Markets Corp may, in its sole discretion, extend the expiration of the 90-day lock-up until the expiration of the 18-day period beginning on the date of the issuance of the earnings release or the occurrence of the material news or material event, as applicable.

The representatives have informed us that they do not expect discretionary sales by the underwriters to exceed five percent of the ADSs offered by this prospectus.

Rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for or purchase ADSs before the distribution of the ADSs is completed. However, the underwriters may engage in the following activities in accordance with the rules:

•	Stabilizing transactions – The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the ADSs, so long as stabilizing bids do not exceed a specified maximum.

•

Over-allotments and syndicate covering transactions – The underwriters may sell more of our ADSs in connection with this offering than the number of ADSs that they have committed to purchase. This over-allotment creates a short position for the underwriters. This short sales position may involve either “covered” short sales or “naked” short sales. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional ADSs in this offering described above. The underwriters may close out any covered short position either by exercising their over-allotment option or by purchasing ADSs in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market, as compared to the price at which they may purchase ADSs through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price of the ADSs that could adversely affect investors who purchase ADSs in this offering.

•	Penalty bids – If the representatives purchase ADSs in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those ADSs as part of this offering.

•	Passive market making – Market makers in the ADSs who are underwriters or prospective underwriters may make bids for or purchases of ADSs, subject to limitations, until the time, if ever, at which a stabilizing bid is made.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of our ADSs may have the effect of raising or maintaining the market price of our ADSs or preventing or mitigating a decline in the market price of our ADSs. As a result, the price of the our ADSs may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of the ADSs if it discourages resales of the ADSs.

Neither we, the selling shareholders nor the underwriters makes any representation or prediction as to the effect that the transactions described above may have on the price of the ADSs. These transactions may occur on the Nasdaq National Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, each a “relevant member state,” each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that member state (the “Relevant Implementation Date”) it has not made and will not make an offer of ADSs to the public in that relevant member state, except that it may, with effect from and including the Relevant Implementation Date, make an offer of ADSs to the public in that relevant member state:

(a)	in (or in Germany, where the offer starts within) the period beginning on the date of publication of a prospectus in relation to the ADSs, which has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive and ending on the date which is 12 months after the date of such publication;

(b)	at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(c)	at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(d)	at any time in any other circumstances which do not require the publication by Pharmaxis of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of ADSs to the public” in relation to any ADSs in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe for the ADSs, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

Each underwriter has represented, warranted and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or the FSMA) received by it in connection with the issue or sale of any ADSs in circumstances in which section 21(1) of the FSMA does not apply to ADSs; and

(b)	it has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

The ADSs offered pursuant to this prospectus will not be offered, directly or indirectly, to the public in Switzerland and this prospectus does not constitute a public offering prospectus as that term is understood pursuant to art. 652a or art. 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the ADSs being offered pursuant to this prospectus on the SWX Swiss Exchange or on any other regulated ADSs market, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the relevant listing rules. The ADSs being offered pursuant to this prospectus have not been registered with the Swiss Federal Banking Commission as foreign investment funds, and the investor protection afforded to acquirers of investment fund certificates does not extend to acquirers of ADSs.

The offering of the ADSs offered hereby in Belgium is exclusively conducted under applicable private placement exemptions and therefore it has not been and will not be notified to, and this document or any other offering material relating to the ADSs has not been and will not be approved by, the Belgian Banking, Finance and Insurance Commission (“Commission bancaire, financière et des assurances/Commissie voor het Bank , Financie en Assurantiewezen”). Any representation to the contrary is unlawful. Each underwriter has undertaken not to offer, sell, resell, transfer or deliver, or to take any steps thereto, directly or indirectly, any ADSs, and not to distribute or publish this document or any other material relating to the ADSs or to the offering in a manner which would be construed as: (a) a public offering under the Belgian Royal Decree of 7 July 1999 on the public character of financial transactions; or (b) an offering of ADSs to the public under Directive 2003/71/EC which triggers an obligation to publish a prospectus in Belgium. Any action contrary to these restrictions will cause the recipient and us to be in violation of the Belgian securities laws.

The offering of the ADSs offered hereby in Italy has not been registered with the Commissione Nazionale per la Società e la Borsa (“CONSOB”) pursuant to Italian securities legislation and, accordingly, the ADSs offered hereby cannot be offered, sold or delivered in the Republic of Italy (“Italy”) nor may any copy of this prospectus or any other document relating to the ADSs offered hereby be distributed in Italy other than to professional investors (operatori qualificati) as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of 1 July, 1998 as subsequently amended. Any offer, sale or delivery of the ADSs offered hereby or distribution of copies of this prospectus or any other document relating to the ADSs offered hereby in Italy must be made:

(a)	by an investment firm, bank or intermediary permitted to conduct such activities in Italy in accordance with Legislative Decree No. 58 of 24 February 1998 and Legislative Decree No. 385 of 1 September 1993 (the “Banking Act”);

(b)	in compliance with Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy; and

(c)	in compliance with any other applicable laws and regulations and other possible requirements or limitations which may be imposed by Italian authorities.

Investors are advised to contact their legal, financial or tax advisers to obtain an independent assessment of the financial and tax consequences of an investment in the ADSs.

CIBC Australia VC Fund LLC, in its capacity as general partner of Australia Venture Capital Fund LP, purchased (i) 2,400,000 shares (on a post-split basis) of our “B” class convertible redeemable preference shares on August 28, 2002, and (ii) 1,182,733 ordinary shares in connection with our Australian initial public offering in November 2003. CIBC World Markets Corp. is deemed to beneficially hold all of the equity interests of CIBC Australia VC Fund LLC. CIBC World Markets Corp. is also a limited partner of Australia Venture Capital Fund

LP and is deemed to beneficially hold substantially all of the equity interests in such entity. As of September 30, 2005, CIBC Australia VC Fund LLC, in its capacity as general partner of Australia Venture Capital Fund LP, held 3,635,956 of our ordinary shares. In addition, an officer of CIBC World Markets Corp. has invested in our ordinary shares in his personal capacity, purchasing an interest representing less than 0.5% of our outstanding ordinary shares as of September 30, 2005.

The ADSs to be sold in the offering are quoted on the Nasdaq National Market under the symbol “PXSL.”

Legal Matters

Our legal advisers are PFM Legal Pty Ltd, Suite 405, 46 Market Street, Sydney NSW 2000 and Venable LLP, 575 7th Street, NW, Washington, DC 20004, United States of America.

The validity of the ordinary shares to be issued in this offering, and certain additional matters relating to this offering, will be passed upon for Pharmaxis by PFM Legal Pty Ltd. The principal of PFM Legal Pty Ltd is Cameron Billinglsey. Mr. Billingsley directly holds 68,706 ordinary shares of Pharmaxis and is a potential beneficiary under a trust that holds 46,500 ordinary shares of Pharmaxis. The validity of the ADSs to be issued in this offering will be passed upon for the Bank of New York by Emmet, Marvin & Martin, LLP. Certain legal matters relating to this offering will be passed upon for Pharmaxis by Venable LLP. Certain legal matters relating to this offering will be passed upon for the underwriters by Cooley Godward LLP, Palo Alto, California.

Experts

The financial statements of Pharmaxis Ltd as of June 30, 2004 and 2005 and for each of the years in the three year period ended June 30, 2005 and the period from May 29, 1998 (Inception) to June 30, 2005 included in this prospectus on Form F-1 have been so included in reliance on the report of PricewaterhouseCoopers, independent registered public accounting firm, Darling Park Tower 2, 201 Sussex Street, Sydney NSW 1171, Australia, given on the authority of said firm as experts in auditing and accounting.

Enforceability of Civil Liabilities

We are a public company incorporated and domiciled under the laws of Australia. A majority of our directors and executive officers are residents of countries other than the United States. Furthermore, all or a substantial portion of their assets and our assets are located outside the United States. As a result, it may not be possible for you to:

•	effect service of process within the United States upon any of our directors and executive officers or on us; or

•	enforce in U.S. courts judgments obtained against any of our directors and executive officers or us in the U.S. courts in any action, including actions under the civil liability provisions of U.S. securities laws; or

•	enforce in U.S. courts judgments obtained against any of our directors and senior management or us in courts of jurisdictions outside the United States in any action, including actions under the civil liability provisions of U.S. securities laws; or

•	bring an original action in an Australian court to enforce liabilities against any of our directors and executive officers or us based upon U.S. securities laws.

You may also have difficulties enforcing in courts outside the United States judgments obtained in the U.S. courts against any of our directors and executive officers or us, including actions under the civil liability provisions of the U.S. securities laws.

Expenses Relating to the Offering

Presented below is an itemization of the total expenses, excluding underwriting discount and offering expenses, that we and the selling shareholders expect to incur in connection with this offering. With the exception of the SEC registration fee and the National Association of Securities Dealers, Inc. filing fee, all amounts are estimates.

SEC Registration Fee	U.S.$	6,169
National Association of Securities Dealers, Inc. Filing Fee		5,741
Printing Expenses		120,000
Legal Fees and Expenses of the Company		476,254
Accounting Fees and Expenses of the Company		226,254
Miscellaneous		29,288

Total	U.S.$	863,706

We will pay all of the expenses listed in the table above.

Where You Can Find More Information

We have filed with the Securities and Exchange Commission a registration statement on F-1 under the Securities Act registering the ordinary shares to be sold in this offering. As permitted by the rules and regulations of the Commission, this prospectus omits certain information contained in the registration statement and the exhibits and schedules filed as a part of the registration statement. For further information about us and the ADSs representing ordinary shares to be sold in this offering, you should refer to the registration statement and to the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus regarding the contents of any agreement or other document filed as an exhibit to the registration statement are not necessarily complete, and in each instance reference is made to the copy of the agreement filed as an exhibit to the registration statement, each statement being qualified by this reference. This registration statement, including the exhibits and schedules filed as a part of the registration statement, may be inspected at the public reference facilities maintained by the Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and at its regional offices located at 233 Broadway, New York, New York 10279 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants (including us) that file electronically with the Commission which can be assessed at http://www.sec.gov.

We are a “foreign private issuer” as defined under Rule 405 of the Securities Act. As a result, although we are subject to the informational requirements of the Exchange Act as a foreign private issuer, we will be exempt from certain informational requirements of the Exchange Act which domestic issuers are subject to, including the proxy rules under Section 14 of the Exchange Act, the insider reporting and short-profit provisions under Section 16 of the Exchange Act and the requirement to file current reports Form 8-K upon the occurrence of certain material events. We intend to fulfill the informational requirements that do apply to us as a foreign private issuer under the Exchange Act by filing such information with the SEC. We will also be subject to the informational requirements of the Australian Stock Exchange and the Australian Securities Investment Commission. You are invited to read and copy reports, statements or other information, other than confidential filings, that we have filed with the Australian Stock Exchange and the Australian Securities Investment Commission. Our public filings with the Australian Stock Exchange are electronically available from the Australian Stock Exchange’s website (http://www.asx.com.au), and you may call the Australian Securities Investment Commission at +613 5177 3988 for information about how to obtain copies of the materials that we file with it.

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of Pharmaxis Ltd:

In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Pharmaxis Ltd (the “Company”) (a development stage enterprise) at June 30, 2004 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2005 and, cumulatively, for the period from May 29, 1998 (date of inception) to June 30, 2005 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements. These financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers

WHB Seaton

Sydney, Australia

19 September 2005

Liability limited by a scheme approved under Professional Standards Legislation

Pharmaxis Ltd

(A Development Stage Enterprise)

Balance Sheets

(Australian dollars)

	As of June 30,
	2004	2005
	(in thousands, except share data)

ASSETS
Current assets:
Cash and cash equivalents	$25,101	$33,268
Grant receivable	–	106
Other current assets	264	718

Total current assets	25,365	34,092
Property, plant and equipment, net	1,324	2,376
Intangible assets, net	1,162	1,106
Other long-term assets	260	262

Total assets	$28,111	$37,836

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$245	$757
Accrued compensation	294	484
Accrued clinical development liabilities	806	546
Other accrued liabilities	135	582

Total current liabilities	1,480	2,369

Commitments and Contingencies

Shareholders’ equity:
Ordinary shares, $Nil par value; 108,016,000 and 134,770,092 shares issued at June 30, 2004 and 2005, respectively	37,058	56,339
Deficit accumulated during the development stage	(10,427)	(20,872)

Total shareholders’ equity	26,631	35,467

Total liabilities and shareholders’ equity	$28,111	$37,836

See accompanying notes to the financial statements.

Pharmaxis Ltd

(A Development Stage Enterprise)

Statements of Operations

(Australian dollars)

	Years ended June 30,			Period from inception (May 29, 1998) to June 30, 2005
	2003	2004	2005
	(in thousands, except per share data)

Revenue	$–	$–	$–	$–
Operating expenses:
Research and development	925	4,806	7,885	14,664
General and administrative	981	2,182	3,105	6,550
Commercial	–	–	807	807
Amortization of intangible assets	86	89	90	485
Fair value of stock options issued to employees related to:
Research and development	261	253	115	753
Commercial	–	–	116	116
General and administrative	122	279	29	527

Total operating expenses	2,375	7,609	12,147	23,902

Loss from operations	(2,375)	(7,609)	(12,147)	(23,902)
Interest and other income	327	1,123	1,702	3,256
Amortization of preference share issue expenses	(65)	(161)	–	(226)

Net loss	$(2,113)	$(6,647)	$(10,445)	$(20,872)

Basic and diluted net loss per share	$(0.19)	$(0.09)	$(0.08)	$(0.61)

See accompanying notes to the financial statements.

Pharmaxis Ltd

(A Development Stage Enterprise)

Statements of Changes in Shareholders’ (Deficit) Equity

(Australian dollars)

	Ordinary shares		Accumulated Deficit	Total Shareholders’ (Deficit) Equity
	Shares	Amount
	(in thousands, except share data)

Balance at inception (May 29, 1998)	–	–	–	–
Issuance of ordinary shares at $0.125 per share for cash on incorporation of the Company in May 1998	808	–	–	–
Issuance of ordinary shares at $0.125 per share as consideration for patent license	11,200,000	1,400	–	1,400
Fair value of stock options issued to directors and employees in year ended June 30, 2000	–	74	–	74
Fair value of stock options issued to directors and employees in year ended June 30, 2001	–	77	–	77
Fair value of stock options issued to directors and employees in year ended June 30, 2002	–	70	–	70
Net loss for period from inception to June 30, 2002	–	–	(1,667)	(1,667)

Balance at June 30, 2002	11,200,808	1,621	(1,667)	(46)
Cancellation of common stock	(808)	–	–	–
Fair value of stock options issued to directors and employees	–	383	–	383
Net loss	–	–	(2,113)	(2,113)

Balance at June 30, 2003	11,200,000	2,004	(3,780)	(1,776)
Conversion of “A” and “B” class convertible redeemable preference shares to ordinary shares	46,816,000	11,631	–	11,631
Issuance of ordinary shares at $0.50 per share for cash in initial public offering of Company in Australia in November 2003, net of issuance costs	50,000,000	22,891	–	22,891
Fair value of stock options issued to directors and employees	–	532	–	532
Net loss	–	–	(6,647)	(6,647)

Balance at June 30, 2004	108,016,000	37,058	(10,427)	26,631
Issuance of ordinary shares at $0.75 per share for cash in private placement to Australian institutional and sophisticated investors closed in December 2004, net of issuance costs	22,000,000	15,702	–	15,702
Share purchase plan closed in December 2004 at $0.75 per share, net of issuance costs	4,362,092	3,256	–	3,256
Issuance of ordinary shares upon exercise of employee options	392,000	63	–	63
Fair value of stock options issued to directors and employees	–	260	–	260
Net loss	–	–	(10,445)	(10,445)

Balance at June 30, 2005	134,770,092	$56,339	$(20,872)	$35,467

See accompanying notes to the financial statements.

Pharmaxis Ltd

(A Development Stage Enterprise)

Statements of Cash Flows

(Australian dollars)

	Years ended June 30,			Period from inception to June 30, 2005
	2003	2004	2005
	(in thousands)

Cash flows from operating activities:
Net loss	$(2,113)	$(6,647)	$(10,445)	$(20,872)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	142	353	489	1,064
Amortization of intangible assets	86	89	90	485
Amortization of preference share issue expenses	65	161	–	226
Fair value of stock options issued for service	383	532	260	1,396
Change in assets and liabilities:
Prepaid expenses and other current assets	(15)	(180)	(454)	(718)
Grant receivable	(63)	63	(106)	(106)
Other long-term assets	(245)	(16)	(2)	(262)
Accounts payable	(8)	132	512	757
Accrued compensation	94	196	190	484
Accrued clinical development liabilities	13	793	(260)	546
Other accrued liabilities	317	(244)	446	582

Net cash used in operating activities	(1,344)	(4,768)	(9,280)	(16,418)

Cash flows from investing activities:
Purchases of property, plant and equipment	(1,344)	(360)	(1,541)	(3,440)
Payment for patent applications	(84)	(46)	(33)	(191)

Net cash used in investing activities	(1,428)	(406)	(1,574)	(3,631)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net of issuance costs	–	22,891	18,958	41,849
Proceeds from issuance of ordinary shares from the exercise of employee options	–	–	63	63
Proceeds from issuance of “A” class convertible redeemable preference shares, net of issuance costs	–	–	–	2,000
Proceeds from issuance of “B” class convertible redeemable preference shares, net of issuance costs	9,405	–	–	9,405

Net cash provided by financing activities	9,405	22,891	19,021	53,317

Net increase in cash and cash equivalents	6,633	17,717	8,167	33,268
Cash and cash equivalents at beginning of period	751	7,384	25,101	–

Cash and cash equivalents at end of period	$7,384	$25,101	$33,268	$33,268

Supplemental non-cash activities:
Issuance of ordinary shares on conversion of “A” and “B” class convertible redeemable preference shares	$–	$11,631	$–	$11,631

See accompanying notes to the financial statements.

Pharmaxis Ltd

(A Development Stage Enterprise)

Notes to Financial Statements

(for the years ended June 30, 2003, 2004 and 2005 and for the period from inception

(May 29, 1998) to June 30, 2005)

(in A$ thousands, except share and per share amounts)

1. Organization of the Company

Pharmaxis Ltd (the “Company”) was incorporated on May 29, 1998 in the Australian Capital Territory, Australia. On June 6, 2002 the Company changed its name from Praxis Pharmaceuticals Australia Pty Ltd to Pharmaxis Pty Ltd. On September 5, 2003 the Company changed its name from Pharmaxis Pty Ltd to Pharmaxis Ltd. The Company was listed on the Australian Stock Exchange on November 10, 2003 following its initial public offering and on the NASDAQ National Market on August 29, 2005.

The Company’s primary activities since incorporation have been the purchase of a license for our autoimmune technology from the Australian National University; conducting research in the area of autoimmune diseases; the filing of three new patent families; commencing preclinical development of one autoimmune candidate (PXS25); obtaining a license for our respiratory technology from the Central Sydney Area Health Service; establishing our own manufacturing facility for the production of Aridol and Bronchitol to standards of Good Manufacturing Practice; obtaining a license to manufacture to GMP from the Australian Therapeutics Goods Administration; commencing and successfully completing a 646 patient, 12 center Phase III clinical trial of our lung capacity test Aridol for the diagnosis of the existence and severity of asthma; commencing and successfully completing a 60 patient, 4 center Phase II clinical trial of Bronchitol for the disease bronchiectasis; commencing and successfully completing a 59 patient, eight center Phase II clinical trial of Bronchitol for the disease cystic fibrosis; establishing a management team with relevant experience in sales and marketing, manufacturing, clinical trial management, regulatory affairs and finance; and listing the Company on the Australian Stock Exchange and the NASDAQ National Market.

2. Basis of Presentation

Pharmaxis Ltd is an Australian company and its operations are located there. Accordingly, its books of account are maintained in Australian dollars and its annual and interim financial statements are prepared in accordance with accounting principles generally accepted in Australia (“A GAAP”). These financial statements are presented in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). All amounts are expressed in Australian dollars and are rounded to the nearest thousand, except share and per share data.

The Company’s financial statements have been prepared assuming the Company will continue as a going concern. The Company has sustained operating losses since inception and expects such losses to continue as it furthers its research and development programs.

3. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant management judgment is required to make estimates in relation to: the carrying value and recoverability of intangible assets and property, plant and equipment; the recoverability of deferred income taxes; and the accruing of liabilities for clinical and preclinical development activities. Actual results could differ from those estimates.

Pharmaxis Ltd

(A Development Stage Enterprise)

Notes to Financial Statements—(Continued)

(for the years ended June 30, 2003, 2004 and 2005 and for the period from inception

(May 29, 1998) to June 30, 2005)

(in A$ thousands, except share and per share amounts)

Cash and Cash Equivalents

The Company invests its excess cash in bank deposits, money market accounts and bank accepted commercial bills. The Company considers all highly liquid investments with an original maturity of 90 days or less at the time of purchase to be cash equivalents.

Bank accepted commercial bills are acquired at a discount to their face value. The bills are carried at cost plus a portion of the discount recognised as income on an effective yield basis. The discount brought to account each period is accounted for as interest received.

Concentration of Credit Risk and Other Risks and Uncertainties

Cash and cash equivalents consist of financial instruments that potentially subject the Company to concentration of credit risk to the extent of the amount recorded on the balance sheet. The Company’s cash and cash equivalents are invested with three of Australia’s four largest banks. The Company is exposed to credit risk in the event of default by the banks holding the cash and cash equivalents to the extent of the amount recorded on the balance sheets. The Company has not experienced any losses on its deposits of cash and cash equivalents.

Product candidates developed by the Company may require approvals or clearances from the U.S. Food and Drug Administration (“FDA”) or other international regulatory agencies prior to commercialized sales. There can be no assurance that the Company’s product candidates will receive any of the required approvals or clearances. If the Company was denied approval or clearance or such approval was delayed, it may have a material adverse impact on the Company.

Foreign currency and currency transactions

Monetary assets and liabilities in foreign currencies are translated into Australian dollars at the rate ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated into Australian dollars at the rate of exchange ruling at the balance sheet date. Transaction gains and losses are recognized in the statement of operations. The Company has no assets denominated in foreign currencies and immediately settles liabilities denominated in foreign currencies.

The Company has recorded foreign currency transaction losses of $0, $0, $0 and $0 for each of the years ended June 30, 2003, 2004 and 2005, and the period from inception to June 30, 2005, respectively. The Company has recorded foreign currency transaction gains of $2, $0, $0 and $2 for each of the years ended June 30, 2003, 2004 and 2005, and the period from inception to June 30, 2005, respectively.

The Company’s functional and reporting currency is the Australian dollar.

Fair Value of Financial Instruments

For financial instruments consisting of cash and cash equivalents, accounts payable and accrued liabilities included in the Company’s financial statements, the carrying amounts are reasonable estimates of fair value due to their short maturities.

Property, Plant and Equipment

Property, plant and equipment are recorded at acquisition cost, less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the estimated useful lives of the related

Pharmaxis Ltd

(A Development Stage Enterprise)

Notes to Financial Statements—(Continued)

(for the years ended June 30, 2003, 2004 and 2005 and for the period from inception

(May 29, 1998) to June 30, 2005)

(in A$ thousands, except share and per share amounts)

assets, which are generally three to ten years. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the related assets, typically three years. Maintenance and repairs are charged to operations as incurred.

The Company receives grants under certain government research agreements to purchase plant and equipment. The grants are recognized against the acquisition costs of the related plant and equipment as and when the related assets are purchased. Grants received in advance of the relevant expenditure are treated as deferred research grants and included in Other Accrued Liabilities on the balance sheet as the Company does not control the monies until the relevant expenditure has been incurred.

Impairment of Long-Lived Assets

The Company reviews its capital assets, including patents and licenses, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. In performing the review, the Company estimates undiscounted cash flows from products under development that are covered by these patents and licenses. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount of the asset. Impairment, if any, is measured as the amount by which the carrying amount of the asset exceeds its fair value. Impairment, if any, is assessed using discounted cash flows. Related patents are grouped in estimating future cash flows to determine whether patents are impaired and in measuring the amount of the impairment. Through June 30, 2005, there have been no such impairments.

Interest Income

Interest revenue is recognised as it accrues, taking into account the effective yield on the financial instruments.

Research and Development

Research and development expenses consist of costs incurred to further the Company’s research and development activities and include salaries and related employee benefits, costs associated with clinical trials and preclinical development, regulatory activities, research-related overhead expenses, costs associated with the manufacture of clinical trial material, costs associated with developing a commercial manufacturing process, costs for consultants and related contract research, facility costs and depreciation. Research and development costs are expensed as incurred.

The Company receives grants under certain government research agreements that partially fund eligible research expenditure on certain of the Company’s research projects. The grants are recognized against the related research and development expenses as and when the relevant research expenditure is incurred. Grants received in advance of incurring the relevant expenditure are treated as deferred research grants and included in Other Accrued Liabilities on the balance sheet as the Company does not control the monies until the relevant expenditure has been incurred. Grants due to the Company under research agreements are recorded as receivables and included on the balance sheet.

Patent and License Costs

Costs to purchase patent licenses and application costs for new patents are capitalised and amortised over the life of the patent. All of the Company’s patents and licenses have finite lives with the remaining lives ranging from 11 to 20 years at June 30, 2005.

Pharmaxis Ltd

(A Development Stage Enterprise)

Notes to Financial Statements—(Continued)

(for the years ended June 30, 2003, 2004 and 2005 and for the period from inception

(May 29, 1998) to June 30, 2005)

(in A$ thousands, except share and per share amounts)

Clinical Trial Expenses

Clinical trial costs are a component of research and development expense. These expenses include fees paid to participating hospitals and other service providers, which conduct certain product development activities on behalf of the Company. Depending on the timing of payments to the service providers and the level of service provided, the Company records prepaid or accrued expenses relating to these costs.

These prepaid or accrued expenses are based on estimates of the work performed under service agreements, milestones achieved, patient enrollment and experience with similar contracts. Changes in these estimates are recognized in income in the period of change.

Leased Assets

All of the Company’s leases for the years ended June 30, 2003, 2004 and 2005 are considered operating leases. The costs of operating leases are charged to the statement of operations on a straight-line basis over the lease term.

Pension Costs

As required by Australian law, the Company contributes to standard defined contribution superannuation funds on behalf of all employees at an amount up to nine percent of each such employee’s salary. Superannuation is a compulsory savings program whereby employers are required to pay a portion of an employee’s remuneration to an approved superannuation fund that the employee is typically not able to access until they are retired. The Company permits employees to choose an approved and registered superannuation fund into which the contributions are paid. Contributions are charged to the statement of operations as they become payable.

Income Taxes

The Company applies Statement of Financial Accounting Standards No. 109 – Accounting for Income Taxes (SFAS 109) which establishes financial accounting and reporting standards for the effects of income taxes that result from a company’s activities during the current and preceding years. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets also are recognized for credit carryforwards. Deferred tax assets and liabilities are measured using the enacted rates applicable to taxable income in the years in which the temporary differences are expected to reverse and the credits are expected to be used. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. An assessment is made as to whether or not it is more likely than not that deferred tax assets are recoverable. This assessment includes anticipating future taxable income and the Company’s tax planning strategies and is made on an ongoing basis. Consequently, future material changes in the valuation allowance are possible.

Net Loss Per Share and Anti-dilutive Securities

Basic and diluted net loss per share are presented in conformity with Statement of Financial Accounting Standards No, 128 – Earnings Per Share (SFAS 128). Basic and diluted net loss per share have been computed using the weighted-average number of ordinary shares outstanding during the period. All the share information presented for the fiscal years 2003 and 2004 and for the period from inception to June 30, 2005 have been

Pharmaxis Ltd

(A Development Stage Enterprise)

Notes to Financial Statements—(Continued)

(for the years ended June 30, 2003, 2004 and 2005 and for the period from inception

(May 29, 1998) to June 30, 2005)

(in A$ thousands, except share and per share amounts)

retroactively adjusted to give effect to the 8 for 1 share split in November 2003. The potentially dilutive options issued under the Pharmaxis Employee Option Plan and the “A” and “B” class convertible redeemable preference shares were not considered in the computation of diluted net loss per share because they would be anti-dilutive.

Stock-based Compensation

The Company accounts for stock-based employee compensation arrangements using the fair value based method as prescribed in accordance with the provisions of Statement of Financial Accounting Standards No. 123 – Accounting for Stock-Based Compensation (SFAS 123).

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 revised – Share-Based Payment (SFAS 123R), an amendment of Statements No. 123 (SFAS 123) and 95 (SFAS 95) that addressed the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for either equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. This statement eliminates the ability to account for share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board Opinion No. 25 – Accounting for Stock Issued to Employees (APB 25), and requires that such transactions be accounted for using a fair-value-based method and recognized as expenses in the statement of operations. As of the required effective date, the standard requires that the modified prospective method be used, which requires that the fair value of new awards granted on or following the effective date (plus unvested awards as of the effective date) be expensed over the vesting period. In addition, the statement encourages the use of the “binomial” approach to value stock options, which differs from the Black-Scholes option pricing model that the Company currently uses. Further, in March 2005, SEC issued Staff Accounting Bulletin 107 (SAB 107) providing guidance on the application of SFAS 123R. Further, as per a new rule approved by SEC in April 2005, SFAS 123R will be effective for public companies’ annual, rather than interim, periods that begin after June 15, 2005. The adoption of SFAS 123R and SAB 107 is not expected to have a significant impact on its statement of operations as the Company currently expenses the fair value of its stock option grants.

In May 2005, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 154 – Accounting Changes and Error Corrections (SFAS 154), a replacement of Accounting Principles Board Opinion No. 20 (APB 20) and Statement No. 3 (SFAS 3), which previously addressed accounting changes. SFAS 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. SFAS 154 also provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. SFAS 154 carries forward without change the guidance in APB 20 for reporting the correction of an error in previously issued financial statements. SFAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this standard will not have a material impact on the Company’s financial statements.

4. Related Party Transactions

In November 2003, The Principals Funds Management Pty Ltd, an entity in which the Company’s directors DM Hanley and CPH Kiefel hold shares, was paid a fee of $45 by Wilson HTM Corporate Finance Ltd, the

Pharmaxis Ltd

(A Development Stage Enterprise)

Notes to Financial Statements—(Continued)

(for the years ended June 30, 2003, 2004 and 2005 and for the period from inception

(May 29, 1998) to June 30, 2005)

(in A$ thousands, except share and per share amounts)

underwriter and lead manager of the Company’s Australian initial public offering, as consideration for a firm commitment by Principals Funds Management Pty Ltd to subscribe for shares in the Australian initial public offering.

The Principals Funds Management Pty Ltd was paid a consulting fee of $108 during 2003, for services provided by Mr CPH Kiefel in relation to the “B” class private share issue to venture capital funds. Mr Kiefel was not a director of the Company at the time.

B.H. Smith is associated with GBS Venture Partners Ltd, The Australian Bioscience Trust and Bioscience Ventures II. Perpetual Trustees Nominees, as trustee of The Australian Bioscience Trust, received 45,000 shares from Wilson HTM Corporate Finance Ltd as consideration for a firm commitment to subscribe for shares in the Australian initial public offering in November 2003. GBS Venture Partners Ltd, as trustee and manager of Bioscience Ventures II, received 180,000 shares from Wilson HTM Corporate Finance Ltd as consideration for a firm commitment to subscribe for shares in the Australian initial public offering in November 2003.

C.J. Hillyard is associated with CM Capital Investments Pty Ltd, CM Capital Venture Trust No. 3, CIBC Australia Fund LLC and the Australia Venture Capital Fund L.P. CM Capital Investments Pty Ltd, as trustee of the CM Capital Venture Trust No. 3, received 171,777 shares from Wilson HTM Corporate Finance Ltd as consideration for a firm commitment to subscribe for shares in the Australian initial public offering in November 2003. CIBC Australia Fund LLC, as general partner of the Australia Venture Capital Fund L.P., received 53,223 shares from Wilson HTM Corporate Finance Ltd as consideration for a firm commitment to subscribe for shares in the Australian initial public offering in November 2003.

5. Property, Plant and Equipment

Property, plant and equipment consist of the following:

	As of June 30,
	2004	2005
	(in thousands)
Plant and equipment	$1,700	$2,966
Leasehold improvements	152	166
Motor vehicles	47	92
Capital work in process	–	216

	1,899	3,440
Accumulated depreciation and amortization	(575)	(1,064)

Property, plant and equipment, net	$1,324	$2,376

Depreciation and amortization expense was $142, $353, $489 and $1,064 for the fiscal years ended June 30, 2003, 2004 and 2005, and the period from inception to June 30, 2005, respectively.

Pharmaxis Ltd

(A Development Stage Enterprise)

Notes to Financial Statements—(Continued)

(for the years ended June 30, 2003, 2004 and 2005 and for the period from inception

(May 29, 1998) to June 30, 2005)

(in A$ thousands, except share and per share amounts)

6. Intangible Assets

Intangible assets consist of the following:

	As of June 30,
	2004	2005
	(in thousands)
Patent license	$1,400	$1,400
Patent applications	158	191

	1,558	1,591
Accumulated amortization	(396)	(485)

Intangible assets, net	$1,162	$1,106

The patent license was acquired in October 1999 from Anutech Pty Limited, an agent for the Australian National University. A license to the acquired technology was previously held by Praxis Pharmaceuticals Inc, a related party. The license was granted to Pharmaxis Ltd by Anutech at the request of Praxis Pharmaceuticals Inc, in consideration for which Praxis Pharmaceuticals Inc was issued 1.4 million ordinary shares in the Company. The license was included in long-term assets on the balance sheet at its estimated fair value of $1,400 at the time of the purchase. The patents underlying the license relate to potential treatments for autoimmune diseases. The license is an exclusive, worldwide sub-licensable license within the field of phosphosugars as ethical therapeutics. A royalty is payable to Anutech, calculated based on revenue, net of expenses, received by the Company in connection with the Company’s use of the related intellectual property. In addition the Company must reimburse Anutech for one third of any costs incurred in filing, maintaining and renewing the patents underlying the license.

7. Other Accrued Liabilities

Other accrued liabilities consist of the following:

	As of June 30,
	2004	2005
	(in thousands)
Deferred research grants	$23	$55
Legal and accounting fees	–	106
Manufacturing consultants	–	230
Other	112	191

	$135	$582

8. Central Sydney Area Health Service (“CSAHS”) License

In October 2001 the Company obtained an exclusive, worldwide sub-licensable license from CSAHS in relation to certain patents in the area of respiratory disease. The term of the CSAHS license is country specific and is for the longer of 10 years from the first commercial sale of products which exploits the CSAHS intellectual property

Pharmaxis Ltd

(A Development Stage Enterprise)

Notes to Financial Statements—(Continued)

(for the years ended June 30, 2003, 2004 and 2005 and for the period from inception

(May 29, 1998) to June 30, 2005)

(in A$ thousands, except share and per share amounts)

in that country until the expiry of the last registered patent in that country. The Company must bear the cost of maintaining the registered CSAHS intellectual property and must use its reasonable commercial endeavors to exploit and undertake research and development of the CSAHS intellectual property. Royalties are payable by the Company to CSAHS for the term of the CSAHS license on net sales of products and services which exploit the CSAHS intellectual property. No amounts were paid or are payable under the license.

9. Ordinary Shares

In fiscal 2004, as part of the transition to an Australian listed public company, shareholders approved an 8 for 1 share split of all “A” and “B” class convertible redeemable preference shares, ordinary shares and other securities; a change in the Company’s status from a proprietary to a public company; the adoption of a new constitution; and, following the share split all “A” and “B” class convertible redeemable preference shares were converted to ordinary shares. Before the 8 for 1 share split the Company had on issue 1,400,000 ordinary shares, 2,000,000 “A” class convertible redeemable preference shares and 3,852,000 “B” class convertible redeemable preference shares. After the 8 for 1 share split there were 11,200,000 ordinary shares, 16,000,000 “A” class convertible redeemable preference shares and 30,816,000 “B” class convertible redeemable preference shares. After the conversion the Company had 50,816,000 ordinary shares. All share and per share amounts for the fiscal years 2003 and 2004 and the period from inception to June 30, 2005 presented in the accompanying financial statements have been retroactively adjusted to give effect to the share split.

The Company completed its initial public offering and listed on the Australian Stock Exchange on November 10, 2003, issuing 50 million shares and raising $25,000 before costs associated with the issue.

In fiscal 2005 the Company issued 22 million ordinary shares in a private placement to institutional and sophisticated investors, 4,362,092 ordinary shares in a share purchase plan offered to existing shareholders, and 372,000 ordinary shares upon the exercise of employee options. At June 30, 2005 the Company had 134,770,092 ordinary shares on issue.

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of and amounts paid on the shares held. At a general meeting every shareholder present (in person or by proxy, attorney or representative) has one vote on a show of hands. Every shareholder present (in person or by proxy, attorney or representative) has one vote per fully paid share on a poll.

10. Convertible Redeemable Preference Shares

Up until the time of the Company’s Australian initial public offering, the Company had on issue 16,000,000 “A” and 30,816,000 “B” class convertible redeemable preference shares.

The Company issued 29,920,000 “B” class convertible redeemable preference shares on August 28, 2002 and 896,000 “B” class convertible redeemable preference shares on May 2, 2003, raising a total of $9,600 in 2003 before costs associated with the issues.

The “A” and “B” class converting preference shares were convertible by the holders into ordinary shares at any time or could be compulsorily converted at the time of an initial public offering, subject to certain conditions. The conversion ratio was one ordinary share per convertible redeemable preference share, subject to variation for capital reconstructions and share dilutions.

Pharmaxis Ltd

(A Development Stage Enterprise)

Notes to Financial Statements—(Continued)

(for the years ended June 30, 2003, 2004 and 2005 and for the period from inception

(May 29, 1998) to June 30, 2005)

(in A$ thousands, except share and per share amounts)

The holders of the “A” and “B” class convertible redeemable preference shares could redeem their shares after October 15, 2005 if the Company had not listed on a securities exchange, on the winding up of the Company, or the disposal of its business or on a voluntary merger of the Company. The redemption price payable to the holders was their original issue price adjusted for any capital reconstructions plus any unpaid accrued cumulative dividends and a prorata share of surplus assets and profits at redemption date. On redemption “B” class convertible redeemable preference shares had priority over “A” class shares.

Both “A” and “B” class convertible redeemable preference shares were entitled to a 10% per annum cumulative dividend (based on original issue prices), “B” class having priority over “A” class. The dividends were only payable on the occurrence of a defined liquidity event or a voluntary merger of the Company. The dividend was not accrued as the events requiring the dividend to be paid were considered uncertain to occur and not probable. All rights to preference dividends lapsed upon the Company’s Australian listing in November 2003.

11. Stock Option Plan

The Pharmaxis Employee Option Plan (“EOP”) was approved by shareholders in 1999 and amended by shareholders in June 2003. The maximum number of options available to be issued under the EOP is 15% of total issued shares including the EOP. All employees and directors are eligible to participate in the EOP, but do so at the invitation of the Board. The terms of option issues are determined by the Board. Options are generally granted for no consideration, have a life of ten years and generally vest equally over a four year period. For options granted after January 1, 2003 the annual vesting is subject to approval by the Remuneration and Nomination Committee of the Board. The Committee gives its approval for vesting based on the achievement of individual employee’s personal annual objectives. Upon a Liquidity Event, all unvested awards will become immediately exercisable. A Liquidity Event is defined as a response issued by the Company in respect of a takeover offer for all the shares of the Company.

Options granted under the EOP carry no dividend or voting rights. When exercisable, each option is convertible into one ordinary share.

The exercise price is set by the Board. Before the Company listed on the Australian Stock Exchange (“ASX”) in November 2003, the Board set the exercise price based on its assessment of the market value of the underlying shares at the time of grant. Since listing the exercise price is set as the average closing price of Pharmaxis Ltd shares on the Australian Stock Exchange on the five business days prior to the grant of the options.

A total of 392,000 options have been exercised to June 30, 2005, all in the year ended June 30, 2005.

There were 8,792,250 vested options at June 30, 2005 (7,206,500 at June 30, 2004) with a weighted average exercise price of $0.308 ($0.235 at June 30, 2004). A total of 6,720,000 options are subject to escrow by the ASX and cannot be exercised until November 10, 2005 (of which 5,940,000 are vested at June 30, 2005). The average remaining life of options outstanding at June 30, 2005 is 6.72 years (7.5 years at June 30, 2004). All share and option amounts for the fiscal years 2003 and 2004 and for the period from inception to June 30, 2005 have been retroactively adjusted to give effect to the share split described in note 9 above.

Pharmaxis Ltd

(A Development Stage Enterprise)

Notes to Financial Statements—(Continued)

(for the years ended June 30, 2003, 2004 and 2005 and for the period from inception

(May 29, 1998) to June 30, 2005)

(in A$ thousands, except share and per share amounts)

The following table summarizes stock option activity under the EOP:

	Options Outstanding	Weighted-Average Exercise Price	Weighted-Average Fair Value
Options granted	2,400,000	$0.125	$0.070

Balance at June 30, 2000	2,400,000	$0.125	$0.070
Options granted	640,000	$0.125	$0.069

Balance at June 30, 2001	3,040,000	$0.125	$0.070
Options granted	800,000	$0.275	$0.044

Balance at June 30, 2002	3,840,000	$0.156	$0.065
Options granted	5,344,000	$0.313	$0.168
Options cancelled/lapsed	(160,000)	$0.125	$0.070

Balance at June 30, 2003	9,024,000	$0.249	$0.126
Options granted	1,750,000	$0.340	$0.187
Options cancelled/lapsed	(23,000)	$0.440	$0.234

Balance at June 30, 2004	10,751,000	$0.264	$0.136
Options granted	605,000	$1.005	$0.548
Options cancelled/lapsed	(50,000)	$0.43	$0.228
Options exercised	(392,000)	$0.159	$0.102

Balance at June 30, 2005	10,914,000	$0.308	$0.160

The Company recorded stock compensation expense of $383, $532 and $260, and $1,397 in the fiscal years ended June 30, 2003, 2004 and 2005, and the period from inception to June 30, 2005.

In accordance with SFAS 123, the fair values of the option grants were estimated on the date of each grant using the Black-Scholes option pricing model. The assumptions for these grants were:

Grant Date	Exercise Price	Share Price at Grant Date	Volatility	Expected Life	Risk Free Interest Rate
December 1, 1999	$0.125	$0.125	50%	6 years	6.45%
July 1, 2000	$0.125	$0.125	50%	6 years	6.03%
January 1, 2001	$0.125	$0.125	50%	6 years	5.31%
September 1, 2001	$0.3125	$0.125	50%	6 years	5.29%
December 2, 2001	$0.125	$0.125	50%	6 years	5.26%
May 12, 2003	$0.3125	$0.3125	50%	6 years	5.26%
July 1, 2003	$0.3125	$0.3125	50%	6 years	4.85%
July 4, 2003	$0.3125	$0.3125	50%	6 years	4.85%
December 9, 2003	$0.376	$0.376	50%	6 years	5.68%
April 25, 2004	$0.508	$0.508	50%	6 years	5.62%
June 4, 2004	$0.426	$0.426	50%	6 years	5.56%
February 2, 2005	$0.834	$0.834	50%	6 years	5.57%
May 12, 2005	$1.147	$1.147	50%	6 years	5.15%

Pharmaxis Ltd

(A Development Stage Enterprise)

Notes to Financial Statements—(Continued)

(for the years ended June 30, 2003, 2004 and 2005 and for the period from inception

(May 29, 1998) to June 30, 2005)

(in A$ thousands, except share and per share amounts)

The following table presents information relating to stock options outstanding under the plans as of June 30, 2005:

	Options Outstanding		Options Exercisable(1)
Exercise Price	Shares	Weighted Average Remaining Life in Years	Shares
$0.125	2,720,000	4.6	2,720,000
$0.3125	7,044,000	7.1	5,686,000
$0.376	500,000	8.4	375,000
$0.508	30,000	8.8	7,500
$0.426	15,000	8.9	3,750
$0.834	275,000	9.6	–
$1.147	330,000	9.9	–

(1)	Options Exercisable includes a total of 5,940,000 options that are vested at June 30, 2005, but are locked up and cannot be exercised until November 10, 2005.

The following table presents information relating to stock options outstanding under the plans as of June 30, 2004:

	Options Outstanding		Options Exercisable
Exercise Price	Shares	Weighted Average Remaining Life in Years	Shares
$0.125	3,040,000	5.6	3,000,000
$0.3125	7,136,000	8.1	4,144,000
$0.376	500,000	9.4	62,500
$0.508	60,000	9.7	–
$0.426	15,000	9.9	–

12. Retirement Benefits

As required by Australian law, the Company contributes to standard defined contribution superannuation funds on behalf of all employees at an amount up to nine percent of employee salary. The Company permits employees to choose the superannuation fund into which the contributions are paid, provided the fund is appropriately registered.

The Company contributed $69, $125 and $196, and $391 for the fiscal years ended June 30, 2003, 2004 and 2005, and the period from inception to June 30, 2005, respectively.

13. Income Taxes

The Company has made a taxable loss in each of the operating periods since incorporation.

Pharmaxis Ltd

(A Development Stage Enterprise)

Notes to Financial Statements—(Continued)

(for the years ended June 30, 2003, 2004 and 2005 and for the period from inception

(May 29, 1998) to June 30, 2005)

(in A$ thousands, except share and per share amounts)

A reconciliation of the (benefit) provision for income taxes with the amount computed by applying the statutory company tax rate of 30% to the loss before income taxes is as follows:

	Years ended June 30,						Period from inception to June 30, 2005
	2003		2004		2005
	(in thousands)

	$	%	$	%	$	%	$	%
Loss before income taxes	(2,113)		(6,647)		(10,445)		(20,872)
Income tax expense computed at statutory corporation tax rate	(634)	30	(1,994)	30	(3,134)	30	(6,262)	30
Research & development incentive	–	–	–	–	(819)	8	(819)	4
Disallowed expenses
Stock option expense	115	(5)	160	(2)	78	(1)	419	(2)
Amortization of intangible assets	25	(1)	25	–	25	–	140	(1)
Other	–	–	1	–	3	–	5	–
Change in valuation allowance	494	(24)	1,808	(28)	3,847	(37)	6,517	(31)

Income tax expense	$–	–	$–	–	$–	–	$–	–

Significant components of the Company’s deferred tax assets are shown below:

	As of June 30,
	2004	2005
	(in thousands)
Deferred tax assets (liabilities):
Net operating loss carryforwards	2,673	6,491
Accrued compensation costs	33	68
Research grants offset to property, plant and equipment	45	30
Share issue expenses	548	801

Total deferred tax assets	3,299	7,390
Valuation allowance for deferred tax assets	(3,294)	(7,385)

	5	5
Patent cost amortization	(5)	(5)

Net deferred taxes	–	–

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting and tax purposes. A valuation allowance has been established, as realization of such assets is not more likely than not.

At June 30, 2005 the Company has $21.6 million ($8.9 million at June 30, 2004) of accumulated tax losses available for carry forward against future earnings, which under Australian tax laws do not expire but may not be available under certain circumstances.

Pharmaxis Ltd

(A Development Stage Enterprise)

Notes to Financial Statements—(Continued)

(for the years ended June 30, 2003, 2004 and 2005 and for the period from inception

(May 29, 1998) to June 30, 2005)

(in A$ thousands, except share and per share amounts)

14. Commitments and Contingent Liabilities

Operating leases

In October 2002, the Company entered into an operating lease for its headquarters and manufacturing facilities in Frenchs Forest, Sydney, Australia and moved into the facility in November 2002. The operating lease expires in June 2006, with an option to renew for a further five years thereafter. The Company’s bankers have issued a bank guarantee of $169 in relation to a rental bond to secure the payments under the lease. This bank guarantee is secured by a security deposit held at the bank. In 2003 and 2004 the Company leased additional office space in Canberra, Australia and the Company also leases equipment from time to time as required.

The Company recognized rent expense of $238, $346 and $327, and $972 for the fiscal years ended June 30, 2003, 2004 and 2005, and the period from inception to June 30, 2005, respectively.

Future minimum lease payments under all non-cancelable operating leases are as follows:

Years ending June 30,
2006	$322
2007 and thereafter	–

Total minimum lease payments required	$322

Government research grants

The Company has received three separate Australian Government research grants under the R&D START Program; two of these grant programs were completed by June 30, 2003. The Government may require the Company to repay all or some of the amount of a particular grant together with interest in either of the following circumstances:

•	the Company fails to use its best endeavors to commercialise the relevant grant project within a reasonable time of completion of the project; or

•	upon termination of a grant due to breach of agreement or insolvency.

Technical failure of the grant funded research project does not of itself constitute failure to use best efforts to commercialise the relevant grant project. The grants have funded certain aspects of the Company’s development projects for the Aridol asthma product, multiple sclerosis and cystic fibrosis. The Company continues the development of all three projects funded by the START Program and has commenced commercialisation of its asthma project as evidenced by the filing of marketing approval applications for Aridol with Australian and European Union regulatory agencies. The Company believes that the likelihood of being required to repay grant funding is remote while the Company continues to act in good faith with respect to the grants. The total amount received under the START Program at June 30, 2005 was $4,200.

The Company has been awarded a research grant under the Australian Government’s Pharmaceuticals Partnerships Program (“P3”). The Government may require the Company to repay all or some of the amount of the grant together with interest in any of the following circumstances:

a)	The Government determines that expenditures claimed on research projects do not meet the P3 guidelines; or

b)	upon termination of the grant due to breach of agreement, change in control of the Company or insolvency.

Pharmaxis Ltd

(A Development Stage Enterprise)

Notes to Financial Statements—(Continued)

(for the years ended June 30, 2003, 2004 and 2005 and for the period from inception

(May 29, 1998) to June 30, 2005)

(in A$ thousands, except share and per share amounts)

The total amount received under the P3 Program at June 30, 2005 was $55 which has been booked as deferred government research grants.

15. Research Grants

Research grants received have been accounted for as follows:

	Years ended June 30,			Period from inception to June 30, 2005
	2003	2004	2005
Recognized against related research and development expenses	$751	$1,105	$1,132	$4,551
Recognized against the acquisition cost of related plant and equipment	225	–	–	225

	$976	$1,105	$1,132	$4,776

Grants received in advance of incurring the relevant expenditure are treated as deferred research grants and included in Other Accrued Liabilities on the balance sheet as the Company does not control the monies until the relevant expenditure has been incurred. Grants due to the Company under research agreements are recorded as receivables and included on the balance sheet.

16. Guarantees and Indemnifications

Pharmaxis Ltd has entered into Deeds of Access to Documents and Indemnity agreements with certain executive officers and each of its directors. Each deed provides each respective officer with the following:

•	a right to access certain board papers of the Company during the period of their tenure and for a period of seven years after that tenure ends;

•	subject to the Corporations Act, an indemnity in respect of liability to persons other than the Company and its related bodies corporate that they may incur while acting in their capacity as an officer of the Company or a related body corporate, except where that liability involves a lack of good faith and for defending certain legal proceedings; and

•	the requirement that the Company maintain appropriate directors’ and officers’ insurance for the officer.

No liability has arisen under these indemnities as at June 30, 2005.

17. Net Loss per Share

Basic net loss per ordinary share was computed by dividing the net loss applicable to ordinary shares by the weighted-average number of ordinary shares and contingently issuable shares outstanding during the period. Diluted net loss per ordinary share was computed by dividing the net loss applicable to ordinary shares by the weighted-average number of ordinary shares, contingently issuable shares and convertible redeemable preferred shares outstanding during the period. All periods presented in the financial statements have been retroactively adjusted to give effect to the 8 for 1 share split that occurred prior to the Company’s Australian initial public offering in November 2003. Options granted to employees under the Pharmaxis Employee Option Plan are

Pharmaxis Ltd

(A Development Stage Enterprise)

Notes to Financial Statements—(Continued)

(for the years ended June 30, 2003, 2004 and 2005 and for the period from inception

(May 29, 1998) to June 30, 2005)

(in A$ thousands, except share and per share amounts)

considered to be potential ordinary shares for the purpose of calculating diluted net loss per share. However, all such issued options outstanding were not included in the calculation of diluted net loss per share as the effect of including such options is anti-dilutive.

	Years ended June 30,			Period from inception to June 30, 2005
	2003	2004	2005
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted net loss per share.	11,200,000	75,744,000	123,933,133	34,068,056

18. Segments

The Company operates in one segment. The principal activities of the Company are the research, development and commercialisation of pharmaceutical products.

The Company operates predominantly in one geographical area, being Australia.

19. Subsequent Events

On August 5, 2005 the Company announced that, subsequent to a review of employee and director performance for the year ended June 30, 2005, the directors proposed to grant 954,500 options under the Pharmaxis Employee Option Plan. The terms of the options granted under the Plan are set out in note 11. The exercise price was calculated as $1.79. The grant of options to directors requires shareholder approval and therefore 335,000 of the proposed option grants is contingent upon a favorable vote by shareholders at the Company’s annual meeting on November 16, 2005.

Pharmaxis Ltd

(A Development Stage Enterprise)

Schedule II – Valuation and Qualifying Accounts

(for the years ended June 30, 2003, 2004 and 2005 and for the period from inception (May 29, 1998) to June 30, 2005)

(in A$ thousands, except share and per share amounts)

		Additions
Description at	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts(1)	Deductions	Balance at End of Period
Year ended June 30, 2003
Deferred income tax valuation allowance	358	494	2	–	854
Year ended June 30, 2004
Deferred income tax valuation allowance	854	1,808	632	–	3,294
Year ended June 30, 2005
Deferred income tax valuation allowance	3,294	3,847	244	–	7,385
Period from inception to June 30, 2005
Deferred income tax valuation allowance	–	6,517	868	–	7,385

(1)	Recognized through equity as a result of share issue costs.

1,300,000 American Depositary Shares

Representing 19,500,000 Ordinary Shares

PROSPECTUS

November 7, 2005

CIBC World Markets

JMP Securities

You should rely only on the information contained in this prospectus. Neither we, the selling shareholders nor the underwriters have authorized anyone to provide you with information that is different. This prospectus is an offer to sell only the ADSs offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The ordinary shares being offered and sold as part of the concurrent placement outside the United States are being offered and sold pursuant to the exemption afforded by Regulation S of the Securities Act of 1933 and are not covered by this prospectus. The information in this prospectus is only accurate as of the date of this prospectus.